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As Filed Pursuant to Rule 424(b)(3)
Registration No. 333-105218

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 19, 2003)

10,057,495 Shares

Common Stock

The selling stockholders named in this prospectus supplement are selling 10,057,495 shares of common stock of Phillips-Van Heusen Corporation. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock trades on the New York Stock Exchange under the symbol "PVH." The last reported sale price of our common stock on May 9, 2006 was $39.80 per share.

Investing in our common stock involves risks.
See "Risk Factors" beginning on page S-10 and on page 1 of the related prospectus.

	Per Share	Total
Public Offering Price	$38.000	$382,184,810
Underwriting Discount	$1.615	$16,242,854
Proceeds to the Selling Stockholders	$36.385	$365,941,956

The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 1,508,624 shares of common stock on the same terms and conditions as set forth above if the underwriters sell more than 10,057,495 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about May 15, 2006.

Sole Book-Running Manager

LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC
CREDIT SUISSE
JPMORGAN
PIPER JAFFRAY

May 9, 2006

Calvin Klein
collection

CHAPS

GEOFFREY BEENE
DRESS SHIRTS

DONALD J. TRUMP

Calvin Klein Jeans

ARROW
USA·1851

Sean John
FINE TAILORING

BCBG // ATTITUDE

KENNETH COLE
REACTION

SHIRTS FOR MEN
VAN HEUSEN

Prospectus Supplement

About This Prospectus	S-ii
Summary	S-1
Summary Consolidated Financial Data	S-9
Risk Factors	S-10
Price Range of Common Stock and Dividend Policy	S-18
Use of Proceeds	S-19
Capitalization	S-19
Selected Consolidated Financial Data	S-20
Management's Discussion and Analysis of Financial Condition and Results of Operations	S-21
Business	S-35
Principal and Selling Stockholders	S-55
Description of Capital Stock	S-59
Material United States Federal Income and Estate Tax Considerations for Non-U.S. Holders	S-64
Underwriting	S-67
Legal Matters	S-70
Experts	S-70
Forward-Looking Information	S-70
Index to Financial Statements and Financial Statement Schedules	F-1
Prospectus
Risk Factors	1
Information About Us	10
Use of Proceeds	11
Selling Stockholders	11
Plan of Distribution	14
Transfer Agent and Registrar	16
Legal Matters	16
Experts	17
Forward-Looking Information	17
Where You Can Find More Information	17
Incorporation of Certain Documents by Reference	18

S-i

ABOUT THIS PROSPECTUS

        We are providing information to you about this offering of shares of our common stock in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference. The second part is the accompanying base prospectus, which provides additional information about us and certain other matters. Generally, when we refer to this "prospectus," we are referring to both documents combined.

        Some of the information in the base prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying base prospectus, you should rely on this prospectus supplement.

        No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with this offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Phillips-Van Heusen Corporation, any selling stockholder or by any other person. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

        Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained in this prospectus supplement or the accompanying base prospectus is accurate as of any date other than their respective dates, or that the information contained in any document incorporated by reference in this prospectus is accurate as of any date other than the date on which that document was filed with the Securities and Exchange Commission, or the "SEC."

        We, the selling stockholders and the underwriters are not making an offer to sell the common stock in jurisdictions where this offer or sale is not permitted. The distribution of this prospectus and this offering and sale of our common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering and the distribution of this prospectus outside the United States. This prospectus does not constitute an offer of, or an invitation to purchase, any shares of common stock in any jurisdiction in which such offer or invitation would be unlawful.

        We obtained the market and competitive position data used throughout this prospectus from research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and we do not make any representation as to the accuracy of such information.

        Our fiscal years are based on the 52-53 week period ending on the Sunday closest to February 1, and are designated by the calendar year in which the fiscal year commences.

  As used in this prospectus supplement:

        Unless the context otherwise requires, the terms "we," "our," "our company" or "us" refer to Phillips-Van Heusen Corporation and its subsidiaries taken as a whole.

        References to the brand names Calvin Klein Collection, ck Calvin Klein, Calvin Klein, Van Heusen, IZOD, IZOD G, Arrow, G.H. Bass & Co., Bass, Eagle, Geoffrey Beene, BCBG Max Azria, BCBG Attitude, Chaps, Sean John, Donald J. Trump Signature Collection, Kenneth Cole New York, Kenneth Cole Reaction, unlisted, A Kenneth Cole Production, JOE Joseph Abboud and MICHAEL Michael Kors, and to other

S-ii

brand names in this report are to registered trademarks owned by us or licensed to us by third parties and are identified by italicizing the brand name.

        References to our acquisition of Arrow refer to our December 2004 acquisition of Cluett Peabody Resources Corporation and Cluett Peabody & Co., Inc., the owners and licensors of the Arrow trademarks, which companies we refer to collectively as "Cluett."

        References to our acquisition of Calvin Klein refer to our February 2003 acquisition of Calvin Klein Inc., Calvin Klein (Europe), Inc., Calvin Klein (Europe II) Corp., Calvin Klein Europe S.r.l. and CK Service Corp., which companies we refer to collectively as "Calvin Klein." References to the "Calvin Klein brands" refer to Calvin Klein Collection, ck Calvin Klein, Calvin Klein and related trademarks under which products are sold.

        Unless otherwise noted, the information in this prospectus assumes that the underwriters' option to purchase up to an additional 1,508,624 shares from the selling stockholders will not be exercised.

S-iii

SUMMARY

        The following summary provides an overview of certain information about us and may not contain all the information that may be important to you. This summary is qualified in its entirety by and should be read together with the information contained in other parts of this prospectus and the documents we incorporate by reference. You should carefully read this entire prospectus and the documents that we incorporate by reference before making a decision about whether to invest in our common stock.

Phillips-Van Heusen Corporation

        We are one of the largest apparel companies in the world, with a heritage dating back over 125 years. Our portfolio of brands includes our owned brands, Calvin Klein Collection, ck Calvin Klein, Calvin Klein, Van Heusen, IZOD, Arrow, G.H. Bass & Co., Bass and Eagle, and our licensed brands, Geoffrey Beene, BCBG Max Azria, BCBG Attitude, Chaps, Sean John, Donald J. Trump Signature Collection, Kenneth Cole New York, Kenneth Cole Reaction, unlisted, A Kenneth Cole Production, JOE Joseph Abboud and MICHAEL Michael Kors. We design and market nationally recognized branded dress shirts, sportswear and, to a lesser extent, footwear and other related products, and also license our owned brands over a broad range of products. We market our brands at multiple price points and across multiple channels of distribution, allowing us to provide products to a broad range of consumers, while minimizing competition among our brands and reducing our reliance on any one demographic group, merchandise preference or distribution channel. Our licensing activities, principally our Calvin Klein business, diversify our business model by providing us with a sizeable base of profitable licensing revenues.

        We believe Calvin Klein is one of the best known designer names in the world and that the Calvin Klein brands—Calvin Klein Collection, ck Calvin Klein and Calvin Klein—provide us with the opportunity to market products both domestically and internationally at higher price points, in higher-end distribution channels and to different consumer groups than our other product offerings. Products sold under these brands are sold primarily under licenses and other arrangements. Since our acquisition of Calvin Klein in February 2003, we have used our core competencies to expand the product offerings under the Calvin Klein brands and to bring these new product offerings into additional channels of distribution.

        Our "heritage" business encompasses the design, sourcing and marketing of a varied selection of branded label dress shirts, sportswear and footwear under our portfolio of brands, as well as the licensing of our owned brands (other than the Calvin Klein brands), for an assortment of products. We design, source and market substantially all of these products on a brand-by-brand basis, targeting distinct consumer demographics and lifestyles in an effort to minimize competition among our brands. Currently, our products are distributed at wholesale through more than 12,000 doors in national and regional department, mid-tier department, mass market, specialty and independent stores in the United States.

Calvin Klein

        Our Calvin Klein business primarily consists of (1) licensing and similar arrangements worldwide of the Calvin Klein Collection, ck Calvin Klein and Calvin Klein brands for a broad array of products, including high-end collection apparel and accessories, sportswear, jeans, underwear, fragrances, eyewear, men's tailored clothing, ties, shoes, hosiery, socks, footwear, swimwear, jewelry, watches, coats, handbags, leather goods, home furnishings and accessories, as well as to operate retail stores, (2) the marketing of the Calvin Klein Collection brand high-end men's and women's apparel and accessories collections through our Calvin Klein flagship store, (3) our Calvin Klein dress shirt and men's better sportswear businesses and (4) our Calvin Klein retail stores located in premium outlet malls in the United States.

        We acquired Calvin Klein because of the significant growth opportunities presented by the Calvin Klein brands. Although Calvin Klein was a large global brand with strong consumer recognition across many demographics before we acquired it, there were numerous product areas in which no products, or only a limited number of products, were offered under any of the Calvin Klein brands. In order to exploit more efficiently and effectively the opportunities for the development of new offerings, we created a brand pyramid that established a focused, consistent approach to global brand growth and development, with each of the Calvin Klein brands occupying a distinct marketing identity and position.

        Calvin Klein Collection is the "halo" brand at the top of the pyramid and personifies the Calvin Klein aesthetic of modern, contemporary, minimalist style, which is translated to the other Calvin Klein brands. We market under this brand, directly and through licensees, high-end collection apparel, eyewear, footwear, accessories and coats. We hold two runway shows annually each for men and women and operate a flagship store in New York City under the Calvin Klein Collection brand. These activities support our visibility in the fashion industry and help convey the Calvin Klein aesthetic to the world. In addition, five freestanding Calvin Klein Collection stores are operated by partners in major cities outside of the United States.

        The second tier of the pyramid is ck Calvin Klein, our bridge brand. The products offered under this brand include apparel, fragrances, watches, eyewear and jewelry. We believe this brand provides significant growth opportunities, particularly in Europe and Asia, where apparel and accessories are more traditionally sold in the bridge price range. Currently, ck Calvin Klein apparel is principally available in Japan and, under recent licenses, in 21 free-standing ck Calvin Klein stores in Southeast Asia, China and Europe.

        The third tier of the pyramid is the Calvin Klein brand, which is targeted to the better price range. Prior to our acquisition in 2003, there were product gaps in this price range. Since that time, we introduced the men's better sportswear line beginning with Fall 2004 and entered into licenses for women's better sportswear, swimwear, men's tailored clothing, outerwear, footwear, handbags and other accessories. These new product categories complemented the pre-acquisition offerings of fragrances, underwear, jeanswear, soft home goods, accessories and other products.

        Since an important element of this tiered brand strategy is the preservation of the prestige and image of the Calvin Klein brands, we maintain the dedicated in-house marketing, advertising and design divisions of Calvin Klein that were in place prior to our acquisition. Calvin Klein oversees a worldwide marketing, advertising and promotion program of over $200 million, the majority of which is funded by its licensees. Calvin Klein designs and/or controls all design operations and product development for most of its licensees, including the licensee of the Calvin Klein Collection high-end collection apparel businesses.

Heritage Business

        Dress Shirts.    Our dress shirt business includes the design and marketing of dress shirts in a broad selection of styles and colors that are sold at retail price points generally ranging from $20 to $150 per shirt. Our dress shirts are marketed by us at wholesale through national and regional department, mid-tier department, mass market, specialty and independent stores in the United States.

        We market our dress shirts principally under the Van Heusen, Arrow, Geoffrey Beene, Calvin Klein, IZOD, Eagle, BCBG Max Azria, BCBG Attitude, Chaps, Sean John, Donald J. Trump Signature Collection, Kenneth Cole New York, Kenneth Cole Reaction, unlisted, A Kenneth Cole Production and MICHAEL Michael Kors brands. In U.S. department stores, Van Heusen is the best selling dress shirt brand, Geoffrey Beene is the best selling designer dress shirt brand, and Calvin Klein, IZOD and Kenneth Cole are all among the top ten dress shirt brands. Arrow is the best selling dress shirt brand in mid-tier department stores.

        Sportswear.    We market our sportswear principally under the IZOD, Van Heusen, Arrow, Geoffrey Beene and Calvin Klein brands. Calvin Klein sportswear is marketed at better price points and is distributed principally in better fashion specialty stores and through our Calvin Klein retail stores. The balance of our sportswear is mostly moderately-priced men's knit and woven sports shirts, sweaters, bottoms, swimwear, boxers and outerwear marketed by us at wholesale through national and regional department, mid-tier department, mass market, specialty and independent stores in the United States. We have a leading position in men's sportswear, where IZOD is the best selling main floor department store men's sportswear brand, and our Van Heusen Wrinkle Free Stain Shield woven sports shirt is the best selling men's woven sports shirt in the United States.

        Retail.    We also market our products directly to consumers through our Van Heusen, Bass, IZOD, Geoffrey Beene and Calvin Klein retail stores, primarily located in outlet malls throughout the United States. Our retail business complements our wholesale sportswear and dress shirt business and, in the case of Bass, the wholesale business licensed to a third party. We believe our wholesale business is our core business and the basis for our brand equity. Our retail business also provides us with a means, if necessary, for managing excess inventory.

        Licensing.    We license our heritage brands globally for a broad range of products, as part of our dress shirt, sportswear and retail businesses. We look for suitable licensing opportunities because we believe that licensing provides us with a relatively stable flow of revenues with high margins, and extends and strengthens our brands. Our licenses include Van Heusen for accessories and boys' apparel in the United States and dress shirts and sportswear outside of the United States, IZOD for accessories, women's sportswear and boys' apparel in the United States and men's and women's sportswear in Canada and Australia, Arrow for accessories and boys' apparel in the United States and apparel outside of the United States and Bass for the design, sourcing and marketing of footwear at wholesale on a worldwide basis.

Our Competitive Strengths

  •
  We have a diversified portfolio of nationally recognized brands. We have developed a portfolio of brands targeted to a broad spectrum of consumers. Our owned brands have long histories—Arrow dates back to 1851, Bass dates back to 1876, Van Heusen to the early 1920s, IZOD to the 1930s and Calvin Klein to the late 1960s—and all enjoy high recognition within their respective consumer segments. Our design and marketing teams use our brands' particular qualities, identities and price points to strategically position each one to target a distinct consumer base. We develop our owned and licensed brands to complement each other and to generate strong consumer loyalty.

  •
  We have an established multi-channel distribution model. We have a diversified sales distribution strategy that includes an established wholesale business and a complementary profitable retail-outlet store base. Currently, we distribute our products through more than 12,000 doors in the United States in national and regional department, mid-tier department, mass market, specialty and independent stores across a broad range of price points. In addition, we currently operate approximately 700 retail stores, primarily in outlet malls throughout the United States, under the Van Heusen, Bass, IZOD, Geoffrey Beene and Calvin Klein names. We believe our retail business complements our wholesale operations by further enhancing consumer awareness of our brands, including by offering products that are not available in our wholesale lines, or, in the case of Calvin Klein, by offering a broad spectrum of Calvin Klein products that embody the Calvin Klein lifestyle. We believe our retail business provides a means, if necessary, of managing excess inventory.

  •
  We are a leader in the dress shirt and sportswear markets. Our dress shirt brands have the highest share in the $2 billion U.S. dress shirt market and our share of the fragmented, but substantially larger, U.S. men's sportswear market has grown significantly from 2003 to 2005. We believe we market one in three of the dress shirts sold in the United States. In 2005, sales of our dress shirt brands represented approximately 43% of dress shirt sales in U.S. department stores, which is the largest sales channel for dress shirts. From 2003 to 2005, we have grown our position in men's sportswear in the mid-tier channel from approximately 10% to 13% and in the department store channel from 7% to 11%.

  •
  We have successfully acquired, managed, developed and positioned new brands. Since we acquired Calvin Klein, we have grown its licensing and other revenues by 43% to approximately $180 million in 2005, strengthened relationships with existing licensees and partners, launched the Calvin Klein men's better sportswear line and signed several new licenses in large merchandising categories, such as women's better sportswear, men's and women's better footwear and better handbags and other accessories. In addition, we realized significant cost savings, principally through our ability to integrate the business into our existing infrastructure. In 1995, we acquired the IZOD brand, and since then have grown it into the leading main floor department store men's sportswear brand and have increased wholesale sales of IZOD by over 700%. In 2000 we licensed, and in 2004 we acquired, the Arrow brand from Cluett. From 2001, our first full year of operations, to 2005, we increased Arrow sportswear sales by 86% and Arrow is now the second best selling dress shirt brand in the United States.

  •
  We have established sophisticated sourcing, logistics, warehouse and distribution systems. Our centralized capabilities for worldwide procurement and sourcing enable us to deliver to our customers competitive, high quality and low cost goods on a timely basis. We have an extensive, established network of worldwide sourcing partners which allows us to meet our customers' needs in an efficient manner and not rely on any one vendor or factory or on vendors or factories in any one country. We also operate a network of wholesale and retail distribution centers which we believe has sufficient capacity to accommodate the planned growth of our Calvin Klein men's better sportswear, as well as additional brands we may license or acquire, without a significant increase in capital expenditures. We believe that our investments in logistics and supply chain management allow us to respond rapidly to changes in sales trends and customer demands while enhancing our inventory management efficiencies.

  •
  We have a highly experienced management team. Our executive management team has extensive experience in the apparel industry, and many of our senior executives have spent the majority of their professional careers with us. Emanuel Chirico, our Chief Executive Officer, has been with us for over 12 years, Allen Sirkin, our President and Chief Operating Officer, has been with us for over 24 years, Michael Shaffer, our Executive Vice President and Chief Financial Officer has been with us for over 15 years, and the other 21 members of our senior management team have an average of over 25 years of industry experience and 15 years with us.

Our Growth Strategy

        We intend to capitalize on the significant opportunities presented by our acquisition of Calvin Klein, as well as increase sales and profitability of our heritage business, through the execution of the following strategies:

Calvin Klein

        We acquired Calvin Klein because of the significant growth opportunities presented by the Calvin Klein brands. The brand pyramid we created for the Calvin Klein brands established a focused, consistent approach to global brand growth and development, with each of the Calvin Klein brands occupying a distinct marketing identity and position. Calvin Klein has over 50 licensing arrangements across multiple product categories.

  •
  Calvin Klein Collection. Under our "halo" brand, the principal growth opportunity is to broaden the current distribution through the continued opening of freestanding stores throughout the world by our partners. Beginning with the Spring 2006 season, the production of men's and women's high-end collection apparel and accessories was transferred to a new licensee, Confezioni Moda International S.r.L. (CMI). In March 2006, the Council of Fashion Designers of America nominated Francisco Costa, Calvin Klein's Creative Director—Women's Collection, for its 2006 Womenswear Designer of the Year Award.

  •
  ck Calvin Klein. We believe our bridge brand provides significant growth opportunities, particularly in Europe and Asia, where apparel and accessories are more traditionally sold in this upper-moderate to upper price range. We have entered into several licenses since we acquired Calvin Klein, adding to the pre-existing licensed apparel and accessories lines in Japan. Specific growth opportunities include:

  •
  Broadening distribution, including through continued expansion in Southeast Asia and China, where our licensee has opened 18 ck Calvin Klein stores since 2004.

  •
  Rollout during 2006 of apparel and accessories in Europe and parts of the Middle East under a license we entered into in 2005 (which includes three stores recently opened in Europe and the planned opening by the licensee of 50 freestanding ck Calvin Klein stores over the first five years of the license).

  •
  Expansion of the women's sportswear line in the United States.

  •
  Expansion of jewelry and watches, as well as the development of other apparel and accessory lines worldwide.

  •
  Development of the newly licensed ck Calvin Klein Beauty line of color cosmetics and skin care products, men's suits and men's and women's footwear in Japan.

  •
  Calvin Klein. We believe that the Calvin Klein brand presents the largest growth opportunity, particularly in the United States. Growth opportunities for this brand include:

  •
  Continued development of our men's sportswear business, which was first launched for Fall 2004 in the United States.

  •
  Continued development of the licensed lines of women's sportswear, women's swimwear, men's and women's footwear, handbags, men's outerwear and the newly launched line of women's suits.

  •
  Women's dresses, which are expected to be launched in North America in 2007.

  •
  New product offerings and brand extensions in fragrances, such as euphoria, The Fragrance Foundation's 2006 FiFi Award winner as Fragrance of the Year—Women's Luxe, Obsession Night and Eternity Summer '05.

  •
  Brand extensions in existing product lines, such as the 365, Pro Fit,XT, Pro Mesh and Pro Stretch underwear lines, as well as the women's Perfectly Fit foundation line.

    •
    Pursuit of additional licensing opportunities for new product lines, which may include various home furnishing products.

Heritage Business

  •
  Continue to grow sportswear. We have a leading position in the United States in men's sportswear and have continued to penetrate the sportswear market with additional products and product lines. We have built IZOD into a year-round lifestyle brand from its traditional knit sport shirt origins by adding new product offerings, such as pants, sweaters and outerwear, and new lines of apparel, including golf and jeanswear. As a result, IZOD has become a leader on the main floor of department stores in the United States. Arrow sportswear has performed well in the mid-tier channel, and we believe it has additional growth opportunities through brand extensions along with opportunities to benefit from the door growth of key retailers in the mid-tier channel.

  •
  Continue to strengthen the competitive position and image of our current brand portfolio. We intend for each of our brands to be a leader in its respective market segment, with strong consumer awareness and loyalty. We believe that our brands are successful because we have strategically positioned each one to target distinct consumer demographics and tastes. We will continue to design and market our branded products to complement each other, satisfy lifestyle needs, emphasize product features important to our target consumers and increase consumer loyalty. We will seek to increase our market share in our businesses by expanding our presence through product extensions and increased floor space.

  •
  Continue to build brand portfolio through acquisition and licensing opportunities. While we believe we have an attractive and diverse portfolio of brands with growth potential, we will also continue to explore acquisitions of companies or trademarks and licensing opportunities that we believe are attractive to our overall business. New license opportunities allow us to fill new product and brand portfolio needs. We take a disciplined approach to acquisitions, seeking brands with broad consumer recognition that we can grow profitably and expand by leveraging our infrastructure and core competencies and, where appropriate, by extending the brand through licensing. For example, we licensed Arrow in 2000, as we saw it as an opportunity to penetrate the mid-tier department store channel of distribution and acquired the brand in 2004, because we believe that by controlling the brand, we can continue to increase revenue and expand product offerings.

  •
  Pursue international growth. We intend to expand our brands through international distribution channels. We believe that our strong brand portfolio and broad product offerings enable us to seek growth opportunities in geographic areas where we believe we are underpenetrated, such as Europe and Asia. These opportunities may include the licensing of our brand names to companies that we believe have superior international distribution channel access or expertise. We believe that our acquisition of Arrow, which included numerous licenses for parts of Europe, Asia and Latin America, establishes a platform to leverage other brand opportunities. Further, Van Heusen has a heritage of international distribution, particularly in Latin America, the United Kingdom and Australia.

Our Corporate Information

        We were incorporated in the State of Delaware in 1976 as the successor to a business begun in 1881. Our footwear business is the successor to G.H. Bass & Co., a business begun in 1876, and our Arrow business is the successor to the original Cluett, Peabody & Co., a business begun in 1851. Our principal executive offices are located at 200 Madison Avenue, New York, New York 10016; our telephone number is (212) 381-3500.

Recent Developments

        Earnings Guidance.    We are estimating revenues for the first quarter 2006 to be in the range of $502 to $503 million, an increase of 6% to 7% over last year. For the full year of 2006, we are estimating revenues to be in the range of $1.965 to $1.985 billion, an increase of 3% to 4% over the prior year. Our diluted earnings per share for the first quarter of 2006 is estimated to be in the range of $0.84 to $0.85, which includes an estimated one-time, pre-tax gain of $31 million associated with the sale by Calvin Klein of its minority interests in the entities that operate the licensed Calvin Klein jeans and sportswear businesses in Europe and Asia; an estimated $10 million of costs associated with the departure of our former Chief Executive Officer; and an estimated $10 million of restructuring costs associated with the closing of our manufacturing facility in Ozark, Alabama. Our diluted earnings per share for the full year 2006 is estimated to be in the range of $2.28 to $2.34, which includes the foregoing items and $11.4 million for the inducement payment and estimated costs specifically relating to this offering. The earnings per share estimates include the impact of expensing stock options under SFAS 123R. We currently estimate such expenses will be $0.02 per share for the first quarter of 2006 and in the range of $0.10 to $0.11 per share for the full year 2006.

        We believe that if current trends in our business were to continue, we would exceed our estimates for the balance of the year.

        There can be no assurance that these estimates of future results will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See "Risk Factors" and "Forward-Looking Information." We do not undertake any obligation to update publicly any forward-looking statement, including, without limitation, any estimate regarding revenues or earnings, whether as a result of the receipt of new information, future events or otherwise.

        The Offering.    In connection with the acquisition of Calvin Klein, we issued shares of Series B preferred stock to certain affiliates of each of Apax Europe V GP Co. Limited and Apax Partners Europe Managers Limited, which we refer to collectively as the "Apax affiliates," as well as other related entities that have previously converted their shares of Series B preferred stock and sold in a public offering the shares of common stock received upon conversion. The shares of common stock offered in this offering are issuable upon the conversion of a portion of the Series B preferred stock held by the Apax affiliates. We have the right to convert the Series B preferred stock to common stock at any time after February 12, 2007, if the market price of our common stock meets certain criteria. In connection with this offering, the Apax affiliates have agreed to convert all of the remaining shares of Series B preferred stock outstanding into 11,566,119 shares of common stock of which 10,057,495 shares will be sold in this offering. All or a portion of the remaining 1,508,624 shares of common stock may be sold in this offering if the underwriters exercise their option to purchase additional shares. Any of these remaining shares not so purchased by the underwriters will be held by the Apax affiliates immediately following this offering. We have agreed to make a payment to the Apax affiliates of $0.88 per share of common stock received by the Apax affiliates upon conversion of all of the remaining shares of Series B preferred stock. This payment is based on the net present value of the dividends that we would have been obligated to pay the Apax affiliates for periods through the first date on which we expect that we would be able to force the conversion of the Series B preferred stock, net of the net present value of the dividends payable over the same period on the shares of common stock into which the Series B preferred stock is convertible. In addition, on May 1, 2006, the Apax affiliates received the regular first quarter dividend payable on our Series B Preferred Stock, which is equal to $0.28 per share of common stock issuable upon the conversion of the Series B preferred stock.

The Offering

Common Stock offered by the selling stockholders	10,057,495 shares
Underwriters' option to purchase additional shares
The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 1,508,624 shares of common stock if the underwriters sell more than 10,057,495 shares of common stock in this offering.
Common Stock outstanding after this offering	55,193,725 shares(1)
Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders in this offering.
NYSE symbol	PVH

(1)
The number of shares of our common stock outstanding immediately after this offering is based on the number of shares of common stock outstanding as of April 19, 2006. This number does not include:

•
an aggregate of 4,341,283 shares of common stock issuable upon exercise of outstanding stock options under our stock option plans, 2,171,637 of which are exercisable within 60 days of April 19, 2006;

•
916,271 shares of common stock available for future issuance under our stock option plan; and

•
an aggregate of 320,000 shares of common stock issuable upon exercise of a warrant issued to Mr. Calvin Klein in connection with our acquisition of Calvin Klein.

SUMMARY CONSOLIDATED FINANCIAL DATA

        Our summary consolidated financial data presented below relates to each of the three fiscal years in the period ended January 29, 2006. The financial data for each of the three fiscal years in the period ended January 29, 2006 were derived from our audited consolidated financial statements. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein and other information incorporated by reference or included elsewhere in this prospectus, including our financial statements and accompanying notes.

	Fiscal year
	2003	2004	2005

	(Dollar amounts in thousands)
Income Statement Data:
Total revenues	$1,568,836	$1,641,428	$1,908,848
Cost of goods sold.	924,477	890,437	1,017,793

Gross profit	644,359	750,991	891,055
Selling, general and administrative expenses	588,577	621,855	684,209
Gain on sale of investments	3,496	743	—

Income before interest and taxes	59,278	129,879	206,846
Interest expense	37,476	44,643	34,390
Interest income	1,104	1,786	5,813
Income tax expense	8,200	28,407	66,581

Net income	$14,706	$58,615	$111,688
Preferred stock dividends on convertible stock	20,027	21,122	12,918
Preferred stock dividends on converted stock	—	—	2,051
2005 offering costs and inducement payment	—	—	14,205

Net income (loss) available to common stockholders	$(5,321)	$37,493	$82,514

Net income (loss) per common share—basic	$(0.18)	$1.20	$2.15

Net income (loss) per common share—diluted	$(0.18)	$1.14	$1.85

Balance Sheet Data (at end of period):
Cash and cash equivalents	$132,988	$124,114	$267,357
Working capital	307,720	284,871	439,032
Total assets	1,439,283	1,549,582	1,747,439
Total debt	399,097	399,512	399,525
Convertible redeemable preferred stock	264,746	264,746	161,926
Stockholders' equity	$296,157	$364,026	$610,662

RISK FACTORS

        You should carefully consider the following risks in addition to the other information set forth or incorporated by reference in this prospectus before making an investment in the common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected and/or the trading price of our common stock could decline significantly.

Risk Factors Related to Our Business

        A substantial portion of our revenues is derived from a small number of large customers and the loss of any of these customers could substantially reduce our revenues.

        A few of our customers, including Federated Department Stores, Inc., J.C. Penney Company, Inc., Kohl's Corporation and Wal-Mart Stores, Inc., account for significant portions of our revenues. Sales to our five largest customers were 34.3% of our revenues in fiscal 2005, 28.8% of our revenues in fiscal 2004 and 27.2% of our revenues in fiscal 2003. Federated, our largest customer, accounted for 13.7% of our revenues in fiscal 2005. We do not have long-term agreements with any of our customers and purchases generally occur on an order-by-order basis. A decision by any of our major customers, whether motivated by marketing strategy, competitive conditions, financial difficulties or otherwise, to decrease significantly the amount of merchandise purchased from us or our licensing or other business partners, or to change their manner of doing business with us or our licensing or other business partners, could substantially reduce our revenues and materially adversely affect our profitability. The retail industry has recently experienced a great deal of consolidation and other ownership changes and we expect such changes to be ongoing. For example, in August 2005, Federated acquired The May Department Stores Company and is in the process of closing 79 stores. Store closings will decrease the number of stores carrying our apparel products, while the remaining stores may purchase a smaller amount of our products and may reduce the retail floor space designated for our brands. Federated may also close additional stores, which could further reduce our revenues. In the future, retailers may further consolidate, undergo restructurings or reorganizations, realign their affiliations or reposition their stores' target markets. Any of these types of actions could decrease the number of stores that carry our products or increase the ownership concentration within the retail industry. These changes could decrease our opportunities in the market, increase our reliance on a smaller number of large customers and decrease our negotiating strength with our customers. These factors could have a material adverse effect on our financial condition and results of operations.

        Our business could be adversely affected by financial instability experienced by our customers.

        During the past several years, various retailers have experienced significant financial difficulties, which have resulted in bankruptcies, liquidations and store closings. We sell our products primarily to national and regional department, mid-tier department and mass-market stores in the United States on credit and evaluate each customer's financial condition on a regular basis in order to determine the credit risk we take in selling goods to them. The financial difficulties of a customer could cause us to curtail business with that customer and we may be unable to shift sales to another viable customer. We may also assume more credit risk relating to receivables of a customer experiencing financial instability. Should these circumstances arise with respect to our customers, our inability to shift sales or to collect on our trade accounts receivable from any one of our customers could substantially reduce our revenues and have a material adverse effect on our financial condition and results of operations.

  We may not be able to continue to realize revenue growth from Calvin Klein.

        A significant portion of our business strategy involves growing our Calvin Klein business. Our realization of revenue growth from Calvin Klein will depend largely upon our ability to:

  •
  continue to maintain and enhance the distinctive brand identity of Calvin Klein;

  •
  continue to maintain good working relationships with Calvin Klein's licensees;

  •
  continue to enter into new licensing arrangements for the Calvin Klein brands, both domestically and internationally;

  •
  successfully design and market the Calvin Klein men's better sportswear line over time; and

  •
  continue to open Calvin Klein retail outlet stores in premium outlet malls and successfully operate over time a chain of such stores.

        We cannot assure you that we can successfully execute any of these actions or our growth strategy for the Calvin Klein brands, nor can we assure you that the launch of any Calvin Klein branded product by us or our licensees or that the continued offering of these lines will achieve the degree of consistent success necessary to generate profits or positive cash flow. Our ability to successfully carry out our growth strategy may be affected by, among other things, our ability to enhance our relationships with existing customers to obtain additional selling space and develop new relationships with apparel retailers, economic and competitive conditions, changes in consumer spending patterns and changes in consumer tastes and style trends. If we fail to develop and grow successfully our Calvin Klein business, our financial condition and results of operations may be materially and adversely affected.

        We primarily use foreign suppliers for our products and raw materials, which poses risks to our business operations.

        During fiscal 2005, in excess of 95% of our apparel products and 95% of our raw materials for apparel were produced by and purchased or procured from independent manufacturers located in countries in the Far East, Indian subcontinent, the Middle East, the Caribbean and Central America. We believe that we are one of the largest procurers of shirting fabric in the world. Additionally, our footwear products and the raw materials therefor were produced by and purchased or procured from manufacturers located principally in countries in the Far East, Europe, South America and the Caribbean. Although no single supplier and no one country is critical to our production needs, any of the following could materially and adversely affect our ability to produce or deliver our products and, as a result, have a material adverse effect on our business, financial condition and results of operations:

  •
  political or labor instability in countries where contractors and suppliers are located;

  •
  political or military conflict involving the United States, which could cause a delay in the transportation of our products and raw materials to us and an increase in transportation costs;

  •
  heightened terrorism security concerns, which could subject imported or exported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods or could result in decreased scrutiny by customs officials for counterfeit goods, leading to lost sales for us and our licensees, increased costs for our anti-counterfeiting measures and damage to the reputation of our brands;

  •
  a significant decrease in availability or increase in cost of raw materials, particularly petroleum-based synthetic fabrics, which are currently in high demand;

  •
  disease epidemics and health-related concerns, such as the SARS outbreak and the mad cow and hoof-and-mouth disease outbreaks in recent years and current concerns over an avian flu pandemic, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

  •
  the migration and development of manufacturers, which could affect where our products are or are planned to be produced;

  •
  imposition of regulations and quotas relating to imports and our ability to adjust timely to changes in trade regulations, which, among other things, could limit our ability to produce products in cost-effective countries that have the labor and expertise needed;

  •
  the imposition of duties, taxes and other charges on imports;

  •
  significant fluctuation of the value of the dollar against foreign currencies; and

  •
  restrictions on transfers of funds out of countries where our foreign licensees are located.

        If our manufacturers fail to use acceptable ethical business practices, our business could suffer.

        We require our manufacturers to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. Additionally, we impose upon our business partners operating guidelines that require additional obligations in those areas in order to promote ethical business practices, and our staff and third parties we retain for such purposes periodically visit and monitor the operations of our independent manufacturers to determine compliance. However, we do not control our independent manufacturers or their labor and other business practices. If one of our manufacturers violates labor or other laws or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of finished products to us could be interrupted, orders could be cancelled, relationships could be terminated and our reputation could be damaged. Any of these events could have a material adverse effect on our revenues and, consequently, on our results of operations.

        Our reliance on independent manufacturers could cause delay and damage customer relationships.

        In fiscal 2005, we relied upon independent third parties for the manufacture of more than 95% of our apparel products and 100% of our footwear products. On March 6, 2006, we committed to a plan to close our apparel manufacturing facility in Ozark, Alabama by May 15, 2006. As a result, 100% of our products will be produced by independent third parties. We do not have long-term contracts with any of our suppliers. A manufacturer's failure to ship products to us in a timely manner or to meet required quality standards could cause us to miss the delivery date requirements of our customers for those products. As a result, customers could cancel their orders, refuse to accept deliveries or demand reduced prices. Any of these actions taken by our customers could have a material adverse effect on our revenues and, consequently, our results of operations.

  A significant portion of our revenues are dependent on royalties and licensing.

        In fiscal 2005, $211.6 million, or 11.1%, of our revenues were derived from licensing royalties and other revenues, principally in our Calvin Klein Licensing segment. Royalty and other revenues from Calvin Klein's three largest business partners accounted for approximately 55% of the segment's royalty and other revenues in fiscal 2005. This concentration will increase as a result of Warnaco's acquisition of the licensees of jeanswear in Europe and Asia and bridge apparel and accessories in Europe. These licensees, which were controlled by the Fratini family, accounted for approximately 11% of the segment's 2005 royalty and other revenues; Warnaco accounted for another 28%. We also derive licensing revenues from our Van Heusen, IZOD, IZOD G, G.H. Bass & Co. and Arrow brand names, as well as from sublicensing of Geoffrey Beene, BCBG Max Azria, BCBG Attitude and Donald J. Trump Signature Collection. Our three largest licensing partners accounted for approximately 35.5% of licensing revenue for those brand names as a group in 2005. The operating profit associated with our royalty and other revenues is significant because the operating expenses directly associated with administering and monitoring an individual licensing or similar agreement are minimal. Therefore, the loss of a significant business partner, whether due to the termination or expiration of the relationship, the cessation of the business partner's operations or otherwise (including as a result of financial difficulties of the partner), without an equivalent replacement, could materially affect our profitability.

        While we generally have significant control over our business partners' products and advertising, we rely on our business partners for, among other things, operational and financial controls over their businesses. Our business partners' failure to successfully market licensed products or our inability to replace our existing business partners could materially and adversely affect our revenues both directly from reduced royalty and other revenues received and indirectly from reduced sales of our other products. Risks are also associated with a business partner's ability to:

  •
  obtain capital;

  •
  execute its business plans, including timely delivery of quality products;

  •
  manage its labor relations;

  •
  maintain relationships with its suppliers;

  •
  manage its credit risk effectively; and

  •
  maintain relationships with its customers.

        In addition, we rely on our business partners to preserve the value of our brands. Although we make every attempt to protect our brands through, among other things, approval rights over design, production quality, packaging, merchandising, distribution, advertising and promotion of the licensed products, we cannot assure you that we can control the use by our business partners of each of our licensed brands. The misuse of our brands by a business partner could have a material adverse effect on our business, financial condition and results of operations. For example, Calvin Klein in the past has been involved in legal proceedings with Warnaco with respect to certain quality and distribution issues. As a result of our acquisition of Calvin Klein in 2003, Warnaco is entitled to control design and advertising related to the sale of underwear, intimate apparel and sleepwear products bearing the Calvin Klein brands, although to date, it has only exercised this right with respect to design. We cannot assure you that Warnaco will continue to maintain the same standards of design and, if it assumes control, standards of advertising previously maintained by Calvin Klein, although we believe they are generally obligated to do so.

        Our retail stores are heavily dependent on the ability and desire of consumers to travel and shop.

        Our retail stores are located principally in outlet malls, which are typically located in or near vacation destinations or away from large population centers where department stores and other traditional retailers are concentrated. As a result, fuel shortages, increased fuel prices, travel restrictions, travel concerns, and other circumstances, including as a result of war, terrorist attacks or the perceived threat of war or terrorist attacks, which would lead to decreased travel, could have a material adverse affect on us. Other factors which could affect the success of our stores include:

  •
  the location of the mall or the location of a particular store within the mall;

  •
  the other tenants occupying space at the mall;

  •
  increased competition in areas where the outlet malls are located;

  •
  a downturn in the economy generally or in a particular area where an outlet mall is located; and

  •
  the amount of advertising and promotional dollars spent on attracting consumers to the malls.

        We may be unable to protect our trademarks and other intellectual property rights.

        Our trademarks and other intellectual property rights are important to our success and our competitive position. We are susceptible to others imitating our products and infringing our intellectual property rights. Since our acquisition of Calvin Klein in 2003, we are more susceptible to infringement of our intellectual property rights, as the Calvin Klein brands enjoy significant worldwide consumer recognition, and the generally higher pricing of Calvin Klein branded products creates additional incentive for counterfeiters and infringers. Imitation or counterfeiting of our products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. We cannot assure you that the actions we have taken to establish and protect our trademarks and other intellectual property rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other intellectual property rights of ours or in marks that are similar to ours or marks that we license and/or market or that we will be able to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark owners who have prior rights to our marks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. In other cases, there may be holders who have prior rights to similar marks. For example, we were involved in a proceeding relating to a company's claim of prior rights to the IZOD mark in Mexico, and Calvin Klein was involved in a proceeding relating to a company's claim of prior rights to the Calvin Klein mark in Chile. We are currently involved in opposition and cancellation proceedings with respect to marks similar to some of our brands, both domestically and internationally.

        The success of Calvin Klein depends on the value of our Calvin Klein brands, and if the value of those brands were to diminish, our business could be adversely affected.

        Our success depends on our brands and their value. The Calvin Klein name is integral to the existing Calvin Klein business, as well as to our strategies for continuing to grow and expand Calvin Klein. The Calvin Klein brands could be adversely affected if Mr. Klein's public image or reputation were to be tarnished. We may seek in the future stockholder approval to change the name of our company to "Calvin Klein Inc." or a similar name. Any such name change could increase our risks related to the public perception of the Calvin Klein name.

  Our success is dependent on the strategies and reputation of our licensors.

        Our business strategy is to offer our products on a multiple brand, multiple channel and multiple price point basis. This strategy is designed to provide stability should market trends shift. As part of this strategy we license the names and brands of recognized designers and celebrities, including Kenneth Cole, Max Azria, Michael Kors, Sean "Diddy" Combs (Sean John), Donald J. Trump and Joseph Abboud. In entering into these license agreements, we plan our products to be targeted towards certain market segments based on consumer demographics, design, suggested pricing and channel of distribution in order to minimize competition between our own products and estimate profitability. If any of our licensors decides to "reposition" its products under the brands we license from them, introduce similar products under similar brand names or otherwise change the parameters of design, pricing, distribution, target market or competitive set, we could experience a significant downturn in that brand's business, adversely affecting our sales and profitability. In addition, as products may be personally associated with these designers and celebrities, our sales of those products could be materially and adversely affected if any of those individual's images, reputations or popularity were to be negatively impacted.

  Our substantial level of debt could impair our financial condition.

        We had approximately $400 million of long-term debt and $169 million of additional amounts available for borrowing, net of $156 million of outstanding letters of credit, as of January 29, 2006. Our significant level of debt could have important consequences to investors, including:

  •
  requiring a substantial portion of our cash flows from operations be used for the payment of interest on our debt, thereby reducing the funds available to us for our operations or other capital needs;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate because our available cash flow after paying principal and interest on our debt may not be sufficient to make the capital and other expenditures necessary to address these changes;

  •
  increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flow, we will be required to devote a proportionally greater amount of our cash flow to paying principal and interest on our debt;

  •
  limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and general corporate requirements;

  •
  placing us at a competitive disadvantage to other relatively less leveraged competitors that have more cash flow available to fund working capital, capital expenditures and general corporate requirements; and

  •
  any borrowings we make at variable interest rates, including our revolving credit facility, leave us vulnerable to increases in interest rates generally.

        Our revenues and profits are cyclical and sensitive to general economic conditions, consumer confidence and spending patterns.

        The apparel industry has historically been subject to substantial cyclical variations and is particularly affected by adverse trends in the general economy, with consumer spending tending to decline during recessionary periods. The success of our operations depends on consumer spending. Consumer spending is impacted by a number of factors, including actual and perceived economic conditions affecting disposable consumer income (such as unemployment, wages and salaries), business conditions, interest rates, availability of credit and tax rates in the general economy and in the international, regional and local markets where our products are sold. Any significant deterioration in general economic conditions or increases in interest rates could reduce the level of consumer spending and inhibit consumers' use of credit. In addition, war, terrorist activity or the threat of war and terrorist activity could adversely affect consumer spending, and thereby have a material adverse effect on our financial condition and results of operations.

  We face intense competition in the apparel industry.

        Competition is strong in the apparel industry. We compete with numerous domestic and foreign designers, brands, manufacturers and retailers of apparel, accessories and footwear, some of which are significantly larger or more diversified or have greater resources than we do. In addition, through their use of private label programs, we compete directly with our wholesale customers. We compete within the apparel industry primarily on the basis of:

  •
  anticipating and responding to changing consumer tastes and demands in a timely manner and developing attractive, quality products;

  •
  maintaining favorable brand recognition;

  •
  appropriately pricing products and creating an acceptable value proposition for customers;

  •
  providing strong and effective marketing support;

  •
  ensuring product availability and optimizing supply chain efficiencies with third-party manufacturers and retailers; and

  •
  obtaining sufficient retail floor space and effective presentation of our products at retail.

        The failure to compete effectively or to keep pace with rapidly changing markets could have a material adverse effect on our business, financial condition and results of operations. In addition, if we misjudge the market for our products, we may be faced with significant excess inventories for some products and missed opportunities with others.

        The loss of members of our executive management and other key employees could have a material adverse effect on our business.

        We depend on the services and management experience of our executive officers who have substantial experience and expertise in our business. We also depend on key employees involved in our licensing, design and advertising operations. Competition for qualified personnel in the apparel industry is intense, and competitors may use aggressive tactics to recruit our key employees. The unexpected loss of services of one or more of these individuals could materially adversely affect us.

        Acquisitions may not be successful in achieving intended benefits and synergies.

        One component of our growth strategy contemplates our making select acquisitions if appropriate opportunities arise. Prior to completing any acquisition, our management team identifies expected synergies, cost savings and growth opportunities. However, these benefits may not be realized due to, among other things:

  •
  delays or difficulties in completing the integration of acquired companies or assets;

  •
  higher than expected costs or a need to allocate resources to manage unexpected operating difficulties;

  •
  diversion of the attention and resources of management;

  •
  consumers' failure to accept product offerings by us or our licensees;

  •
  inability to retain key employees in acquired companies; and

  •
  assumption of liabilities unrecognized in due diligence.

        We cannot assure you that any acquisition will not have a material adverse impact on our financial condition and results of operations.

Risk Factors Related to Our Common Stock

        Market prices of our equity securities have changed significantly and could change further, and you may not be able to resell your shares at or above the public offering price.

        The market prices of our common stock may change significantly in response to various factors and events beyond our control, including:

  •
  the other risk factors described in this prospectus;

  •
  a shortfall in operating revenue or net income from that expected by securities analysts and investors;

  •
  changes in securities analysts' estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

  •
  general conditions in our industry;

  •
  general conditions in the securities markets; and

  •
  issuance of a significant number of shares upon exercise of employee stock options.

        In addition, the selling stockholders are selling 10,057,495 shares of our common stock in this offering, which represents approximately 18% of our outstanding shares of common stock as of April 19, 2006 after giving effect to this offering (11,566,119 shares or 21% if the underwriters' option to purchase additional shares is exercised in full). We cannot assure you that this offering will not negatively affect the price of our common stock. As a result, you may not be able to resell your shares at or above the public offering price.

        Our segment reporting has changed and the SEC may request further changes that would require us to restate segment information that appears in the notes to our financial statements.

        We manage our business through operating divisions that are aggregated into four reportable segments: Wholesale, Retail Apparel and Related Products, Retail Footwear and Related Products and Calvin Klein Licensing. This segment reporting was first shown in our annual report on Form 10-K for our 2005 fiscal year. We changed our reporting from two segments—Apparel and Related Products and Calvin Klein Licensing—in response to comments we received from the SEC in connection with an ordinary course review of our annual report on Form 10-K for our 2004 fiscal year. In its comments, the SEC has questioned whether we need to report additional segments to satisfy the requirements of FASB Statement No. 131. We believe the four segments that we are now reporting satisfy the requirements of FASB Statement No. 131. As of the date of this prospectus, however, we are continuing to discuss with the SEC our segment reporting. If, as a result of these discussions, it is concluded that further segments need to be reported, we will be required to restate segment information that appears throughout our notes to financial statements and file an amendment to our annual report on Form 10-K for our 2005 fiscal year. The restatement of the notes to our financial statements to report different segments and segment information could materially and adversely affect our stock price and the reasons for your decision whether or not to invest in our stock.

  Future sales of our common stock may depress our stock price.

        Sales of a substantial number of shares of our common stock in the public market or otherwise, by us or by a major stockholder, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. If the underwriters do not exercise in full their option to purchase additional shares in this offering, the up to 1,508,624 shares of our common stock that will be held by the Apax affiliates immediately following this offering will be subject to a registration rights agreement.

        Our stockholder rights plan, provisions in our certificate of incorporation and our by-laws and Delaware General Corporate Law could make it more difficult to acquire us and may reduce the market price of our common stock.

        We have adopted a stockholder rights plan that, subject to certain limitations, limits the ability of any person to acquire more than 20% of our common stock. Our stockholder rights plan could have the effect of delaying or preventing a change in control or the removal of management, of deterring potential acquirers from making an offer to our stockholders and of limiting any opportunity to realize premiums over prevailing market prices for our common stock. The stockholder rights plan is scheduled to expire June 16, 2006. We do not currently intend to extend or renew it.

        Our certificate of incorporation and by-laws contain certain provisions, including provisions requiring supermajority voting (80% of the outstanding voting power) to approve certain business combinations with beneficial owners of 5% or more of our outstanding stock entitled to vote for election of directors, permitting the board of directors to fill vacancies on the board and authorizing the board of directors to issue additional shares of preferred stock without approval of our stockholders. These provisions could also have the effect of deterring changes of control.

        In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol "PVH." The following table sets forth on a per share basis the high and low sales prices on the NYSE for our common stock and dividends declared during the periods indicated.

	High	Low	Dividends
Fiscal Year 2004:
First Quarter	$19.95	$17.08	$0.0375
Second Quarter	$19.46	$16.45	$0.0375
Third Quarter	$23.27	$17.56	$0.0375
Fourth Quarter	$29.95	$22.57	$0.0375
Fiscal Year 2005:
First Quarter	$29.71	$24.11	$0.0375
Second Quarter	$35.06	$25.80	$0.0375
Third Quarter	$35.38	$26.75	$0.0375
Fourth Quarter	$36.83	$27.87	$0.0375
Fiscal Year 2006:
First Quarter	$41.04	$32.82	$0.0375
Second Quarter (through May 9, 2006)	$41.50	$38.85	—

        The last reported sale price of our common stock on May 9, 2006 on the NYSE was $39.80 per share. As of April 19, 2006, there were approximately 890 holders of record of our common stock.

        We currently have a policy of paying an annual dividend on our common stock of $0.15 per share, payable in four equal installments. The payment of cash dividends in the future will be at the discretion of our board of directors. The declaration of any cash dividends and the amount thereof will depend on a number of factors, including our financial condition, capital requirements, funds from operations, the dividend taxation level, our stock price, future business prospects and such other factors as our board of directors may deem relevant. Additionally, our existing indebtedness places significant restrictions on our ability to pay dividends, and other indebtedness we may incur may contain similar restrictions.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all net proceeds from the sale of shares of common stock offered by this prospectus.

CAPITALIZATION

        In connection with this offering, all of the remaining shares of Series B preferred stock outstanding will be converted into 11,566,119 shares of our common stock. The following table sets forth our consolidated cash and cash equivalents and capitalization as of January 29, 2006, our expected adjustments to cash and cash equivalents and capitalization in connection with this offering and our expected cash and cash equivalents and capitalization after this offering is completed. We urge you to read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Our Capital Stock" and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of January 29, 2006	Adjustments(1)	As Adjusted
	(Unaudited) (Dollars in thousands, except per share data)

Cash and cash equivalents	$267,357	$(11,378)	$255,979

Long-term debt	$399,525	$—	$399,525

Series B convertible redeemable preferred stock	161,926	(161,926)	—
Stockholders' equity:
Common stock(2)	43,236	11,566	54,802
Additional capital	346,061	150,360	496,421
Retained earnings	255,360	(11,378)	243,982
Accumulated other comprehensive loss	(33,995)	—	(33,995)

Total stockholders' equity	610,662	150,548	761,210

Total capitalization	$1,172,113	$(11,378)	$1,160,735

(1)
The adjustments include: (1) a decrease in cash and retained earnings of $11,378, which represents (a) the payment of $0.88 for each share of common stock received by the selling stockholders upon conversion of shares of Series B preferred stock described in "Principal and Selling Stockholders—Our Relationship with the Apax Affiliates" and (b) payments totaling an estimated $1,200 for costs incurred in connection with this offering; (2) a decrease in Series B convertible redeemable preferred stock of $161,926, which represents the carrying amount of the Series B redeemable preferred shares; (3) an increase in common stock of $11,566, which represents the $1.00 per share par value of the 11,566,119 shares of common stock being issued upon conversion of shares of Series B convertible redeemable preferred stock; and (4) an increase in additional capital, which represents the excess of the $14.00 per share conversion price of the shares of Series B convertible redeemable preferred stock being converted in connection with this offering over $1.00 per share, the par value of the 11,566,119 shares of common stock being issued upon conversion.

(2)
10,057,495 shares of the common stock received by the Apax affiliates upon conversion of the outstanding Series B preferred stock will be sold in this offering. Up to 1,508,624 additional shares of the common stock may be sold in this offering if the underwriters exercise their option to purchase additional shares.

SELECTED CONSOLIDATED FINANCIAL DATA

        Our selected consolidated financial data presented below relates to each of the five fiscal years in the period ended January 29, 2006. The financial data for each of the five years in the period ended January 29, 2006 were derived from our audited consolidated financial statements. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein and other information incorporated by reference or included elsewhere in this prospectus, including our financial statements and accompanying notes.

	Fiscal Year
	2001	2002	2003	2004	2005
Income Statement Data:
Net sales	$1,407,339	$1,380,272	$1,425,716	$1,460,235	$1,697,254
Royalty and other revenues	10,846	11,766	143,120	181,193	211,594

Total revenues	1,418,185	1,392,038	1,568,836	1,641,428	1,908,848
Cost of goods sold	925,662	873,743	924,477	890,437	1,017,793

Gross profit	492,523	518,295	644,359	750,991	891,055
Selling, general and administrative expenses	451,384	449,260	588,577	621,855	684,209
Gain on sale of investments	—	—	3,496	743	—

Income before interest and taxes	41,139	69,035	59,278	129,879	206,846
Interest expense	24,753	23,892	37,476	44,643	34,390
Interest income	302	1,163	1,104	1,786	5,813

Income before income taxes	16,688	46,306	22,906	87,022	178,269
Income tax expense	6,008	15,869	8,200	28,407	66,581

Net income	$10,680	$30,437	$14,706	$58,615	$111,688
Preferred stock dividends on convertible stock	—	—	20,027	21,122	12,918
Preferred stock dividends on converted stock	—	—	—	—	2,051
2005 offering costs and inducement payment	—	—	—	—	14,205
Net income (loss) available to common stockholders	$10,680	$30,437	$(5,321)	$37,493	$82,514

Net income (loss) per common share—basic	$0.39	$1.10	$(0.18)	$1.20	$2.15

Net income (loss) per common share—diluted	$0.38	$1.08	$(0.18)	$1.14	$1.85

Balance Sheet Data (at end of period):
Cash and cash equivalents	$43,579	$117,121	$132,988	$124,114	$267,357
Working capital	290,942	323,688	307,720	284,871	439,032
Total assets	708,933	771,700	1,439,283	1,549,582	1,747,439
Total debt	248,935	249,012	399,097	399,512	399,525
Convertible redeemable preferred stock	—	—	264,746	264,746	161,926
Stockholders' equity	$265,727	$272,227	$296,157	$364,026	$610,662

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        The following discussion and analysis is intended to help you understand us, our operations and our financial performance. It should be read in conjunction with our consolidated financial statements and the accompanying notes which are included elsewhere in this report.

        We are one of the largest apparel companies in the world with a heritage dating back over 125 years. Our brand portfolio consists of nationally recognized brand names, including Calvin Klein, Van Heusen, IZOD, Arrow, Bass and Eagle, which are owned, and Geoffrey Beene, Kenneth Cole New York, Kenneth Cole Reaction, BCBG Max Azria, BCBG Attitude, Sean John, Chaps, Donald J. Trump Signature Collection and MICHAEL Michael Kors, which are licensed. We launched a new licensed line of dress shirts under the unlisted, A Kenneth Cole Production brand in the beginning of 2006 and will launch a new licensed line of dress shirts under the JOE Joseph Abboud brand in the second half of 2006.

        We had an exceptional year in 2005, following on a very strong performance in 2004. It was a year in which all of our businesses performed above expectations and fueled double digit growth in earnings and record cash flow generation.

        At the core of our success was the power of our expanded business model. Our historical strategy has been to manage and market a portfolio of nationally recognized brands across multiple product categories, through multiple channels of distribution and at multiple price points. This strategy was enhanced by our acquisition of Calvin Klein in February 2003, which provided us with one of the most famous designer names in the world and an additional platform for growth in revenues and profitability. Through that transaction, and to a lesser extent, our acquisition of Arrow in December 2004, we were able to diversify our business model by providing growth opportunities from strong and highly profitable licensing streams, which do not require capital investments. Equally important, we also have broadened the reach of the Calvin Klein brands through growth of existing businesses and entry into new businesses, both directly by us and through licensees. This additional diversification, in terms of product, positioning, business model and opportunity has not only enhanced our growth prospects, but has also further moderated our risk to a downturn in any one of our businesses.

        While the expansion of the Calvin Klein brands, in terms of both product and global reach has contributed significant growth and profitability, it was also the exceptional performance of our heritage businesses that drove consolidated results in 2005. Market share gains in both our wholesale dress shirt and sportswear businesses along with strong comparative store performance in the outlet retail channel added to our success.

        The current year was notable not only in terms of profitability, but also in terms of cash flow and strength in our balance sheet. We generated $143 million of cash flow, ending the year with $267 million of cash. In July 2005, the holders of our Series B preferred stock converted approximately 40% of their holdings into shares of our common stock and then sold the common stock in a successful secondary offering. While we did not receive any of the proceeds from the secondary offering, and made payment to the preferred stockholders of approximately $13 million to induce the conversion and sale, we were able to strengthen our balance sheet and broaden our investor base as a result. This positions us well as we enter 2006.

Operations Overview

        We generate net sales from (1) the wholesale distribution of men's dress shirts and sportswear, principally under the brand names Van Heusen, Arrow, Geoffrey Beene, Calvin Klein, IZOD, BCBG Max

Azria, BCBG Attitude, Chaps, Sean John, Donald J. Trump Signature Collection, Kenneth Cole New York, Kenneth Cole Reaction and MICHAEL Michael Kors, as well as various private labels, and, through the end of 2003, footwear under the Bass brand and (2) the sale, through approximately 700 company-operated retail stores, of apparel, footwear and accessories under the brand names Van Heusen, IZOD, Geoffrey Beene, Bass and Calvin Klein. Our stores operate in an outlet format, except for our Calvin Klein Collection store located in New York City, in which we sell men's and women's high-end collection apparel and accessories, soft home furnishings and tableware. We closed our Calvin Klein Collection stores in Dallas and Paris at the end of 2005 and will be discontinuing sales of our licensed line of MICHAEL Michael Kors dress shirts in connection with the licensor's discontinuance of its other licensed menswear offerings under the brand.

        We generate royalty and other revenues from fees for licensing the use of our trademarks. Calvin Klein royalty and other revenues comprised 85% of total royalty and other revenues in 2005. Calvin Klein royalty and other revenues are derived under licenses and other arrangements primarily for jeans, underwear, fragrances, eyewear, watches and home furnishings. In December 2004, we acquired Arrow, which has generated, and will continue to generate, additional royalty and other revenues.

        Gross profit on total revenues is total revenues less cost of goods sold. We include as cost of goods sold costs associated with the production and procurement of product, including inbound freight costs, purchasing and receiving costs, inspection costs, internal transfer costs and other product procurement related charges. Since there is no cost of goods sold associated with royalty and other revenues, 100% of such revenues are included in gross profit. Due to the above factors, our gross profit may not be comparable to that of other entities.

        Selling, general and administrative expenses include all other expenses, excluding interest and income taxes. Salaries and related fringe benefits are the largest component of selling, general and administrative expenses, comprising 48% of such expenses in 2005. Rent and occupancy for offices, warehouses and retail stores is the next largest expense, comprising 21% of selling, general and administrative expenses in 2005.

        The following table summarizes our results of operations in 2005, 2004 and 2003:

	Fiscal Year
	2005	2004	2003
	(in millions, except per share amounts and percentages)
Net sales	$1,697.3	$1,460.2	$1,425.7
Royalty and other revenues	211.6	181.2	143.1

Total revenues	1,908.8	1,641.4	1,568.8

Gross profit	891.1	751.0	644.4
% of total revenues	46.7%	45.8%	41.1%
Selling, general and administrative expenses	684.2	621.8	588.6
% of total revenues	35.8%	37.9%	37.5%
Gain on sale of investments	—	0.7	3.5

Income before interest and taxes	206.8	129.9	59.3
Interest expense	34.4	44.6	37.5
Interest income	5.8	1.7	1.1

Income before taxes	178.3	87.0	22.9
Income tax expense	66.6	28.4	8.2

Net income	$111.7	$58.6	$14.7

Diluted net income (loss) per common share	$1.85	$1.14	$(0.18)

Net Sales

        Our net sales in 2005 increased to $1,697.3 million from $1,460.2 million in 2004 and $1,425.7 million in 2003. Our 2005 net sales increase of $237.1 million over 2004 net sales was due principally to the net effect of the items described below.

        Net sales increases in 2005 included:

  •
  The addition of $100.5 million of net sales attributable to our Calvin Klein men's better sportswear line marketed to upscale specialty and department stores, which was launched for the Fall 2004 season, as well as the continued opening of Calvin Klein retail outlet stores in premium outlet malls. We currently intend to have as many as 85 to 90 Calvin Klein outlet stores by the end of 2008.

  •
  The addition of $79.2 million of net sales attributable to growth in our IZOD, Arrow and Van Heusen wholesale sportswear businesses.

  •
  The addition of $75.7 million of net sales attributable to growth in our wholesale dress shirt business, particularly from the BCBG Max Azria, BCBG Attitude, Sean John and Chaps lines, which were launched in the second half of 2004, and the Donald J. Trump Signature Collection line, which was launched in the first quarter of 2005, as well as growth in our core brands, Van Heusen, Arrow, Geoffrey Beene, IZOD, Eagle and Calvin Klein.

  •
  The addition of net sales attributable to a 6.0% sales increase in our Van Heusen, IZOD, Geoffrey Beene and Bass retail stores open at least two years, offset, in part, by a reduction in the overall number of stores in these divisions.

        Net sales decreases in 2005 included:

  •
  A $15.5 million net sales decline due to the elimination of our private label wholesale sportswear business and the discontinuation in 2004 of our sales of a licensed line of DKNY dress shirts.

        Our 2004 net sales increase of $34.5 million over 2003 net sales was due principally to the net effect of the items described below.

        Net sales increases in 2004 included:

  •
  The addition of $88.0 million of net sales attributable to the launch of our Calvin Klein men's better sportswear line, as well as the continued opening of Calvin Klein retail outlet stores in premium outlet malls.

  •
  The addition of $41.5 million attributable to growth in our IZOD and Arrow wholesale sportswear businesses.

  •
  The addition of $12.0 million attributable to growth in our wholesale dress shirt business, particularly from the launch in 2004 of five new labels: BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, Sean John and Chaps.

        Net sales decreases in 2004 included:

  •
  The loss of the net sales attributable to the wholesale distribution of footwear, principally under the Bass brand, which in 2003 was $63.2 million. The Bass wholesale footwear business was transferred to a third party under a license agreement as of the first day of 2004.

  •
  The loss of the net sales attributable to the wholesale distribution of the Calvin Klein men's and women's high-end collection apparel businesses, which businesses were transferred at the end of 2003 to a third party under a license agreement. The net sales of these businesses were $20.9 million in 2003.

  •
  The loss of the net sales attributable to retail store closings, an 0.8% sales decline in our retail stores open at least two years and reduced wholesale sales of private label sportswear.

        Our net sales in 2006 are expected to increase 3% to 4% due principally to growth in our Calvin Klein men's better sportswear line, the continued opening of Calvin Klein retail outlet stores in premium outlet malls and increases in our wholesale sportswear business, particularly from our Arrow brand. These projected increases include the impact of the 2005 acquisition by Federated of May, as the combined company is closing certain of its stores and implementing a brand mix strategy that limits our sales opportunity to them.

Royalty and Other Revenues

        Royalty and other revenue increases over the prior year were $30.4 million and $38.1 million in 2005 and 2004, respectively. These increases were primarily attributable to increases of $19.2 million and $31.6 million in 2005 and 2004, respectively, in our Calvin Klein Licensing segment due to new licensees and growth exhibited by existing licensees. Approximately 75% of the growth in Calvin Klein royalty revenue in 2005 was attributable to growth from existing licenses, with the remaining 25% stemming from new licenses. In particular, our existing licenses for jeanswear and fragrances generated significant increases. Royalty and other revenues for our other segments increased $11.2 million and $6.5 million in 2005 and 2004, respectively. The increase in 2005 was due principally to the royalties generated by the Arrow brand license agreements acquired as part of our acquisition of Arrow in December 2004. We currently expect that royalty and other revenues will increase 4% to 5% in 2006, both as a result of growth in the businesses of existing licensees as well as royalties generated from new license agreements.

Gross Profit on Total Revenues

        The following table shows our revenue mix between net sales and royalty and other revenues, as well as our gross profit as a percentage of total revenues for 2005, 2004 and 2003:

	2005	2004	2003
Net sales	88.9%	89.0%	90.9%
Royalty and other revenues	11.1%	11.0%	9.1%
Gross profit as a % of total revenues	46.7%	45.8%	41.1%

        The 90 basis point improvement in the 2005 gross profit on total revenues percentage compared with 2004 was due principally to overall lower product costs and the elimination of Arrow royalty costs in connection with our acquisition of Arrow in December 2004.

        The increase in the 2004 gross profit on total revenues percentage compared with 2003 was due principally to the increase in royalty and other revenues as a percentage of total revenues. Since royalty and other revenues do not carry a cost of sales, the gross profit percentage on such revenues is 100.0%. In addition to revenue mix, our gross profit percentage improvement in 2004 was enhanced by (1) a stronger retail environment for our outlet stores, which resulted in less promotional selling, (2) stronger sell-throughs of our product in department stores, requiring less support under margin allowance arrangements with many of our department and specialty store customers and (3) the exiting of the lower margin Bass wholesale and Calvin Klein Collection wholesale businesses at the end of 2003, as both businesses were transferred to third parties under license agreements which went into effect at the beginning of 2004.

        We currently expect that the gross profit on total revenues percentage will increase slightly in 2006, as royalty and other revenues should increase moderately as a percentage of total revenues. Additionally, we expect to realize lower product costs beginning in the latter part of the year resulting from the closing of our apparel manufacturing facility in Ozark, Alabama during the first half of the year.

Selling, General and Administrative (SG&A) Expenses

        Our SG&A expenses were as follows:

        (in millions, except percentages)

	2005	2004	2003
SG&A expenses	$684.2	$621.8	$588.6
% of total revenues	35.8%	37.9%	37.5%

        Our 2005 SG&A expenses as a percentage of total revenues decreased 210 basis points to 35.8% in 2005 from the prior year's 37.9%. This decrease was due principally to leveraging a 16% revenue increase against a 10% expense increase in 2005. The $62.4 million increase in 2005 SG&A expenses versus the prior year was due principally to the following: (1) additional expenses associated with operating our Calvin Klein businesses, including our Calvin Klein men's better sportswear line, which was launched in the second quarter of 2004, and additional Calvin Klein retail outlet store openings in premium outlet malls; (2) additional operating expenses, including increased advertising expenses, in our wholesale dress shirt and sportswear businesses to support the sales growth mentioned previously and (3) an increase in corporate and other expenses, including incentive compensation costs. Offsetting these increases, in part, was the absence of expenses incurred in 2004 associated with exiting our wholesale footwear business and other related costs, as the Bass wholesale footwear business was transferred to a third party under a license agreement as of the first day of 2004.

        Our 2004 SG&A expenses as a percentage of total revenues of 37.9% remained relatively flat compared with 37.5% in 2003. While significant Calvin Klein integration and retail store impairment costs that were incurred in 2003 did not recur in 2004, we incurred $12.6 million associated with exiting the wholesale footwear business and other related costs. In addition, our advertising expenses, principally for Calvin Klein, increased by $23.3 million in 2004.

        Our 2006 SG&A expenses as a percentage of total revenues are currently expected to increase approximately 100 basis points as we anticipate that we will incur approximately $10.0 million in costs associated with the closing of our apparel manufacturing facility in Ozark, Alabama and approximately $10.0 million in costs associated with the February 2006 departure of Mark Weber, our former Chief Executive Officer. Also impacting 2006 will be noncash stock option expense of approximately $10.0 million resulting from the requirement to expense stock options beginning in 2006. Partially offsetting these items will be expense savings in 2006 of approximately $9.0 million due to the closure at the end of 2005 of our Calvin Klein Collection stores in Dallas and Paris. Excluding the effect of these items, we expect that our 2006 SG&A expenses as a percentage of total revenues will decrease slightly compared to 2005.

Gain on Sale of Investments

        We did not sell any investments in 2005. In the first quarter of 2006, we sold minority interests held by one of our subsidiaries in certain entities that operated various licensed Calvin Klein jeans and sportswear businesses in Europe and Asia. We estimate that this will result in a pre-tax gain of approximately $31.0 million, which is net of related fees, amounts held in escrow and the carrying value of the investments.

        In 2004, we sold an investment in marketable securities for a pre-tax gain of $0.7 million. In 2003, we sold our minority interest in Gant Company AB for $17.2 million, net of related expenses, which resulted in a pre-tax gain of $3.5 million.

Interest Expense and Interest Income

        Interest expense in 2005 decreased to $34.4 million compared with $44.6 million in 2004. Interest expense in 2004 included a prepayment penalty of $7.3 million and the write-off of debt issuance costs of $2.1 million in connection with the purchase and redemption of our 9 1/2% senior subordinated notes due 2008 in February 2004. These notes were purchased and redeemed with the net proceeds of the issuance on February 18, 2004 of 7 1/4% senior unsecured notes. Excluding the effect of these items, 2005 interest expense was relatively flat compared with 2004. The 2005 interest income increase to $5.8 million compared with $1.7 million in 2004 was due principally to an increase in our average cash position during 2005 and an increase in interest rates over the prior year.

        Interest expense in 2004 increased to $44.6 million compared with $37.5 million in 2003 due to the prepayment penalty and write-off of debt issuance costs noted above. Excluding the effect of these items, 2004 interest expense was below 2003 levels due to the realization of the benefits of the lower interest rate of the 7 1/4% notes. The 2004 interest income of $1.7 million remained relatively flat compared with the 2003 amount of $1.1 million.

        Interest expense is expected to be relatively flat in 2006 as compared with 2005 while interest income is expected to increase approximately $7.0 million to $8.0 million as a result of the estimated increase in our average cash position during the year.

Income Taxes

        Income tax expense as a percentage of pre-tax income was as follows:

2005	2004	2003
37.3%	32.6%	35.8%

        The increased percentage for 2005 compared with 2004 related principally to a $3.0 million reduction in the valuation allowance for state net operating loss carryforwards recorded in 2004. Excluding the effect of the valuation allowance reduction, our income tax expense as a percentage of pre-tax income in 2004 would have been 36.1%.

        The decreased percentage for 2004 compared with 2003 related principally to non-deductible expenses included in 2003 pre-tax income related to the sale of our minority interest in Gant and the reduction in the valuation allowance for state net operating loss carryforwards noted above.

        We are currently undergoing examinations of our income tax returns for multiple years by the Internal Revenue Service and other tax authorities. We have reserves for exposures we believe could result from these examinations. Any favorable or unfavorable result as compared with our reserves will affect our tax rate in the year it materializes. Excluding any such discrete items, we currently anticipate our 2006 tax expense as a percentage of pre-tax income will approximate the 2005 percentage of 37.3%.

Earnings Per Share

        Our calculation of earnings per share in 2005 was impacted by the voluntary conversion of a portion of our Series B preferred stock by the holders of such stock into shares of common stock. Such shares of common stock were subsequently sold in a registered offering by the holders. In connection with these transactions, we made an inducement payment to the preferred stockholders of $1.75 for each share of common stock sold, or an aggregate of $12.9 million, and incurred certain costs, totaling $1.3 million, specifically related to the registered common stock offering. The inducement payment was based on the net present value of the dividends that we would have been obligated to pay the preferred stockholders through the earliest date on which it is estimated that we would have the right to convert the Series B preferred stock, net of the present value of the dividends payable over the same period on the shares of common stock into which the Series B preferred stock was convertible. In accordance with accounting principles generally accepted in the United States, the portion of our Series B preferred stock that was converted was considered separately from the portion of our Series B preferred stock that was not converted for purposes of our earnings per share calculation. Further, the aggregate $14.2 million inducement payment and offering costs were treated as a preferred stock dividend and attributed to the portion of our Series B preferred stock that was converted. Note 15, "Earnings per Share," in the Notes to the Consolidated Financial Statements included in this prospectus includes a further explanation and the calculation of net income per diluted common share.

Liquidity And Capital Resources

        Generally, our principal source of cash is from operations, and our principal uses of cash are for capital expenditures, contingent purchase price payments to Mr. Calvin Klein and dividends on our common stock and Series B preferred stock.

Operations

        Cash provided by operating activities in 2005 was $189.4 million, which significantly exceeded our net income of $111.7 million, principally as a result of depreciation and amortization and deferred taxes. Included in cash provided by operating activities were contributions of $38.3 million to our qualified pension plans in 2005. In 2006, we expect our cash provided by operating activities to again exceed net income, due to depreciation and amortization, deferred taxes and noncash stock option expense resulting from the requirement to expense stock options beginning in 2006. This will be offset, in part, by increases in working capital and an expected increase in income tax payments due to exhausting certain net operating loss carryforwards. We do not currently intend to make any material contributions to our qualified pension plans in 2006.

Capital Expenditures

        Our capital expenditures in 2005 were $37.4 million. We currently expect capital expenditures in 2006 to be in a range of $40 million to $45 million, and decrease moderately thereafter, as the roll-out of our Calvin Klein stores in premium outlet centers will be substantially complete. Our capital expenditures are generally for information systems, warehouse and office facilities and retail outlet stores. As such, we have no long-term contractual commitments for capital expenditures.

Contingent Purchase Price Payments

        In connection with our acquisition of Calvin Klein in 2003, we are obligated to pay Mr. Calvin Klein contingent purchase price payments through 2017 based on 1.15% of total worldwide net sales of products bearing any of the Calvin Klein brands. Such contingent purchase price payments are recorded as an addition to goodwill and totaled $25.5 million in 2005. We currently expect that such payments will be $26 million to $28 million in 2006, and will continue to increase moderately thereafter.

Dividends

        During 2005, the holders of our Series B preferred stock voluntarily converted a portion of such stock into shares of our common stock. The shares of common stock issued upon conversion were then sold in a registered offering by the holders. In connection with these transactions, we made an inducement payment to the preferred stockholders of $1.75 for each share of common stock sold, or an aggregate of $12.9 million, and incurred certain costs, totaling $1.3 million, in connection with the offering. The inducement payment was based on the net present value of the dividends that we would have been obligated to pay the preferred stockholders through the earliest date on which it is estimated that we would have the right to convert the Series B preferred stock, net of the present value of the dividends payable over the same period on the shares of common stock into which the Series B preferred stock was convertible. Under accounting principles generally accepted in the United States, the aggregate $14.2 million inducement payment and offering costs were treated as a preferred stock dividend.

        Our Series B preferred stock has a dividend rate of 8.0% per annum, payable in cash. If we elect not to pay a cash dividend for any quarter, the then-outstanding shares will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend had been paid. We currently expect to pay the dividends on the Series B preferred stock in cash for the foreseeable future. Based on the liquidation preference of $161.9 million as of January 29, 2006 (and not giving effect to this offering), cash dividends are expected to aggregate $13.2 million in 2006, which is a 53-week fiscal year, and $12.9 million in each 52-week fiscal year thereafter.

        Our common stock currently pays an annual dividend of $0.15 per share. Based on the number of shares of our common stock outstanding at January 29, 2006 and our estimates of stock option exercises in 2006, we project that cash dividends on our common stock in 2006 will be $6.3 million to $6.5 million.

Cash Flow Summary

        Our net cash flow in 2005 was $143.2 million. Cash flow in 2006 will be impacted by various other factors in addition to those noted above. For example, the exercise of stock options provided $52.6 million of cash in 2005. We currently estimate that 2006 will include $10.0 million to $15.0 million of cash from the exercise of stock options. In connection with the announced closing of our apparel manufacturing facility in Ozark, Alabama, we expect to incur cash expenditures of approximately $9.0 million in 2006 related to severance, employee termination benefits and facility closing costs. In addition, we expect to incur cash expenditures of approximately $10.0 million in 2006 in connection with the departure of Mark Weber, our former Chief Executive Officer. Offsetting these cash expenditures in 2006 will be cash receipts of approximately $31.0 million, net of amounts held in escrow and certain associated fees, generated by the sale by one of our subsidiaries of its minority interests in certain entities.

        We currently expect to generate $115.0 million to $125.0 million of cash flow in 2006. There can be no assurance that this estimate will prove to be accurate. Unforeseen events, including changes in our net income, working capital requirements or other items, including acquisitions, could occur which could cause our cash flow to vary significantly from this estimate.

Financing Arrangements

        Our capital structure as of January 29, 2006 was as follows:

        (in millions)

Long-term debt	$399.5
Series B convertible preferred stock	161.9
Stockholders' equity	610.7

        We believe our capital structure provides a secure base to support our current operations and our planned growth in the future. There are no maturities of our long-term debt until 2011. Our Series B preferred stock has a conversion price of $14.00 per share, and based on current market conditions, and that redemption cannot be required until November 2013, we believe the Series B preferred stock will be converted to common stock rather than redeemed. The preferred stockholders have the right to convert the remaining Series B preferred stock to common stock at any time. Conversion may occur at our option after February 12, 2007, if the market value of our common stock equals or exceeds 225% of the conversion price then in effect for 60 consecutive trading days.

        For near-term liquidity, in addition to our cash balance, we have a $325.0 million secured revolving credit facility that provides for revolving credit borrowings, as well as the issuance of letters of credit. We may, at our option, borrow and repay amounts up to a maximum of $325.0 million for revolving credit borrowings and the issuance of letters of credit, with a sublimit of $30.0 million for standby letters of credit and with no sublimit on trade letters of credit. Based on our working capital projections, we believe that our borrowing capacity under this facility provides us with adequate liquidity for our peak seasonal needs for the foreseeable future. During 2005, we had no revolving credit borrowings under the facility, and the maximum amount of letters of credit outstanding on any one date was $189.3 million. As of January 29, 2006, we had $156.1 million outstanding letters of credit under this facility. We currently do not expect to have any revolving credit borrowings under the facility in 2006.

        Our secured revolving credit facility requires us to maintain certain financial covenants, including a minimum level of availability under the secured revolving credit facility. If such minimum level is not maintained, we are then required to maintain a minimum ratio of (1) earnings before interest, taxes, depreciation, amortization and rent (EBITDAR) less capital expenditures paid in cash; cash dividends and cash distributions; Federal, state, local and foreign income taxes paid in cash and management fees paid during the period to (2) Fixed Charge Expense for the period, which consists of principal payments of debt, cash interest expense and rent expense (as such terms are defined in the secured revolving credit facility).

        Our secured revolving credit facility also contains covenants that, subject to specified exceptions, may restrict or limit our ability to:

  •
  sell or dispose of assets, including equity interests;

  •
  make loans, advances or guarantees;

  •
  make investments;

  •
  declare and pay dividends;

  •
  engage in transactions with affiliates;

  •
  incur additional debt, prepay or modify existing debt;

  •
  incur liens;

  •
  engage in businesses that are not a related line of business; and

  •
  merge with or acquire other companies, liquidate or dissolve.

        Upon the occurrence of an event of default under our secured revolving credit facility, the lenders may cease making loans, terminate the secured revolving credit facility and declare all amounts outstanding to be immediately due and payable. The secured revolving credit facility specifies a number of events of default (many of which are subject to applicable grace periods), including, among others, the failure to make timely principal and interest payments or to satisfy the covenants, including the financial covenants described above.

        In addition, we are subject to similar covenants and restrictions in connection with our long-term debt agreements. As of January 29, 2006, we were in compliance with all financial and non-financial covenants.

        During 2005, Standard & Poor's raised our corporate credit rating to BB+ from BB, with a stable outlook. During the year, Moody's also raised our long term corporate credit rating to Ba3 from B1, with a positive outlook. Our credit ratings of BB+ from Standard & Poor's and Ba3 from Moody's contribute to our ability to successfully access capital markets. Given our capital structure and our projections for future profitability and cash flow, we believe we could obtain additional financing, if necessary, for refinancing our long-term debt or preferred stock, or, if opportunities present themselves, future acquisitions.

Contractual Obligations

        The following table summarizes, as of January 29, 2006, our contractual cash obligations by future period:

	Payments Due by Period
Description	Total Obligations	2006	2007-2008	2009-2010	Thereafter
	(in millions)
Long-term debt	$400.0	$—	$—	$—	$400.0
Interest payments on long-term debt	280.9	30.8	61.6	61.6	126.9
Operating leases(1)	371.9	77.2	121.5	76.5	96.7
Inventory purchase commitments	233.1	233.1	—	—	—
Minimum contractual royalty payments(2)	30.5	9.5	16.8	4.2	—
Supplemental defined benefit plan(3)	31.3	0.9	2.7	2.6	25.1

Total contractual cash obligations	$1,347.7	$351.5	$202.6	$144.9	$648.7

(1)
Includes store operating leases, which generally provide for payment of direct operating costs in addition to rent. These obligation amounts include future minimum lease payments and exclude such direct operating costs.

(2)
We currently anticipate that future payments required under our license agreements on an aggregate basis will exceed significantly the contractual minimums shown in the table.

(3)
We have an unfunded supplemental defined benefit plan covering 23 executives under which the participants will receive a predetermined amount during the 10 years following the attainment of age 65.

        Not included in the above table are severance payments we are obligated to pay to Mr. Mark Weber, our former Chief Executive Officer, in connection with his departure. Such payments are expected to aggregate approximately $8.0 million over the next three years.

        Not included in the above table are contingent purchase price payments we are obligated to pay to Mr. Calvin Klein through 2017 based on 1.15% of total worldwide net sales of products bearing any of the Calvin Klein brands. Such payments were $25.5 million in 2005.

        Not included in the above table are contributions to our defined benefit qualified pension plans, or payments to employees and retirees in connection with our supplemental pension plan and postretirement health plan. Contractual cash obligations for these plans can not be determined due to the number of assumptions required to estimate our future benefit obligations, including return on assets, discount rate and future compensation increases. The liabilities associated with these plans are presented in more detail in Note 8, "Retirement and Benefit Plans," in the Notes to the Consolidated Financial Statements included in this prospectus.

        Also not included in the above table are payments of cash dividends on our Series B preferred stock. If we elect not to pay a cash dividend, then the Series B preferred stock will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend had been paid. We currently expect to pay the dividends on the Series B preferred stock in cash for the forseeable future. Based on the liquidation preference of $161.9 million as of January 29, 2006 (and not giving effect to this offering), cash dividends are expected to aggregate $13.2 million in 2006, which is a 53-week fiscal year, and $12.9 million in each 52-week fiscal year thereafter. In addition, the preferred stockholders can require us to redeem for cash all of the then outstanding shares of Series B preferred stock on or after November 1, 2013. Based on the conversion price of $14.00 per share, we believe the Series B preferred stock will be converted to common stock rather than redeemed.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements that have a material current effect, or that are reasonably likely to have a material future effect, on our financial position, changes in financial position, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Market Risk—Interest And Exchange Rate Sensitivity

        Financial instruments held by us include cash equivalents and long-term debt. Interest rates on our long-term debt are fixed, therefore a change in rates would not have an effect on our interest expense. Note 7, "Long-Term Debt," in the Notes to the Consolidated Financial Statements included in this prospectus outlines the principal amounts, interest rates, fair values and other terms required to evaluate the expected sensitivity of interest rate changes on the fair value of our fixed rate long-term debt. Cash equivalents held by us are affected by short-term interest rates. Therefore, a change in short-term interest rates would have an impact on our interest income. Given our balance of cash and cash equivalents as of January 29, 2006, the effect of a 50 basis point change in short-term interest rates on our interest income would be approximately $1.3 million.

        Substantially all of our sales and expenses are currently denominated in United States dollars. However, certain of our operations and license agreements expose us to fluctuations in foreign currency exchange rates, primarily the rate of exchange of the United States dollar against the Euro and the Yen. Our principal exposure to changes in exchange rates for the United States dollar results from our licensing business. Many of our license agreements require the licensee to report sales to us in their local currency but to pay us in United States dollars based on the exchange rate as of the last day of the contractual selling period. Thus, while we are not exposed to exchange rate gains and losses between the end of the selling period and the date we collect payment, we are exposed to exchange rates during and up to the last day of the selling period. During times of a strengthening United States dollar, our foreign royalty revenues will be negatively impacted, and during times of a weakening United States dollar, our foreign royalty revenues will be favorably impacted.

        Not all foreign license agreements expose us to foreign exchange risk. Many of our foreign license agreements specify that contractual minimums be paid in United States dollars. Thus, for foreign license agreements where the licensee's sales do not exceed contractual minimums, the licensee, not us, assumes the risk of changes in exchange rates.

        Also somewhat mitigating our exposure to changes in the exchange rate for the Euro is our Calvin Klein administrative office in Milan, Italy. During times of a strengthening United States dollar against the Euro, the United States dollar impact of our Milan expenses will be favorably impacted, and during times of a weakening United States dollar against the Euro, our Milan expenses will effectively increase.

        Due to the fact that foreign royalties comprise about half of our total royalty revenues which themselves are only 11% of our total revenues, changes in the exchange rate for the United States dollar have not had a material effect on our financial position or results of operations.

Seasonality

        Our business generally follows a seasonal pattern. Our wholesale dress shirt and sportswear businesses generate higher levels of sales and income in the first and third quarters, as the selling of

Spring and Fall merchandise to our customers occurs at higher levels as these selling seasons begin. Royalty and other revenues tend to be earned somewhat evenly throughout the year. The third quarter has the highest level of royalty income, due to higher sales by licensees in advance of the holiday selling season.

        The aggregate effect of our seasonality is that our first and third quarters have the highest levels of revenues and income. Revenues in the second and fourth quarters are relatively equal, but earnings in the fourth quarter are lower as a result of significant holiday marketing costs, as well as post-holiday promotional selling and inventory clearance activity.

Accounting Policy Changes

        In November 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 151, "Inventory Costs." FASB Statement No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current period charges. FASB Statement No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. As such, we will adopt the provisions of FASB Statement No. 151 in the first quarter of 2006. We do not expect this to have a material impact on our consolidated financial statements.

        In December 2004, the FASB issued Statement No. 123R, "Share-Based Payment," which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and FASB Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." FASB Statement No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. FASB Statement No. 123R is effective for the first annual period beginning after June 15, 2005. As such, we will adopt the requirements of FASB Statement No. 123R on a prospective basis beginning in the first quarter of 2006. We estimate that adoption of FASB Statement No. 123R in 2006 will decrease our full year 2006 net income per diluted common share by approximately $0.10 to $0.11, dependent, in part, on the timing and amount of any future stock option grants.

        In October 2005, the FASB issued Staff Position No. FAS 13-1, "Accounting for Rental Costs Incurred During a Construction Period." FASB Staff Position No. FAS 13-1 requires that rental costs associated with operating leases that are incurred during a construction period be recognized as rental expense and allocated over the lease term in accordance with the guidance in FASB Statement No. 13, "Accounting for Leases," and FASB Technical Bulletin No. 85-3, "Accounting for Operating Leases with Scheduled Rent Increases." FASB Staff Position No. FAS 13-1 is effective with reporting periods beginning after December 15, 2005. As such, we will adopt the provisions of FASB Staff Position No. FAS 13-1 in the first quarter of 2006. We do not expect this to have a material impact on our consolidated financial statements.

Critical Accounting Policies And Estimates

        Our consolidated financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Our significant accounting policies are outlined in Note 1, "Summary of Significant Accounting Policies," in the Notes to the Consolidated Financial Statements included in this prospectus. We believe that the following are the more critical judgmental areas in the application of our accounting policies that currently affect our financial position and results of operations:

        Sales allowances and returns—We have arrangements with many of our department and specialty store customers to support their sales of our products. We establish accruals which, based on a review of the individual customer arrangements and the expected performance of our products in their stores, we believe will be required to satisfy our sales allowance obligations. We also establish accruals, which are partly based on historical data, that we believe are necessary to provide for inventory returns. It is possible that the accrual estimates could vary from actual results, which would require adjustment to the allowance and returns accruals.

        Inventories—Inventories related to our wholesale operations, comprised principally of finished goods, are stated at the lower of cost or market. Inventories related to our retail operations, comprised entirely of finished goods, are valued at the lower of average cost or market using the retail inventory method. Under the retail inventory method, the valuation of inventories at cost is calculated by applying a cost-to-retail ratio to the retail value inventories. Permanent and point of sale markdowns, when recorded, reduce both the retail and cost components of inventory on hand so as to maintain the already established cost-to-retail relationship. Based on a review of current business trends, inventory agings and discontinued merchandise categories, a further adjustment to inventory is recorded to reflect additional markdowns which are estimated to be necessary to liquidate existing clearance inventories and reduce inventories to the lower of cost or market. We believe that all inventory writedowns required at January 29, 2006 have been recorded. If market conditions were to change, it is possible that the required level of inventory reserves would need to be adjusted.

        Asset impairments—In each of the last three years, we determined that the long-lived assets in various retail outlet stores and certain other locations were not recoverable, which resulted in us recording impairment charges. In order to calculate the impairment charges, we estimated the related undiscounted future cash flows and the fair value of each asset. The undiscounted future cash flows for each asset were estimated using current sales trends and other assumptions. If different assumptions had been used for future sales trends, the number of assets resulting in impairment could have been significantly higher or lower. Note 14, "Activity Exit Costs and Asset Impairments," in the Notes to the Consolidated Financial Statements included in this prospectus includes a further discussion of the circumstances surrounding the impairments and the assumptions related to the impairment charges.

        Allowance for doubtful accounts—Accounts receivable as shown on our Consolidated Balance Sheets is net of an allowance for doubtful accounts. An allowance for doubtful accounts is determined through an analysis of the aging of accounts receivable and assessments of collectibility based on historic trends, the financial position of our customers and an evaluation of economic conditions. Any significant changes to the above factors could impact our financial position and results of operations.

        Income taxes—We have deferred tax assets related to tax loss and credit carryforwards which begin to expire principally in 2010. Realization of these carryforwards is primarily dependent upon the achievement of future taxable income. Based on the expiration dates and projections of future taxable income, we have determined that realization of certain of these assets relating to state net operating loss carryforwards is not likely. If future conditions require a change in judgment as to realization, it is possible that material adjustments to these deferred tax assets may be required. Additionally, we are subject to examination of our income tax returns for multiple years by the Internal Revenue Service and other tax authorities. We periodically assess the likelihood of adverse outcomes resulting from these examinations to determine the impact on our deferred taxes and income tax liabilities. Based on our assessments, we establish reserves for those amounts that we deem will result in future liabilities related to these examinations. If the actual outcomes resulting from these examinations vary from our expectations, adjustments to the reserves could be required.

        Goodwill and other intangible assets—Goodwill and other indefinitely lived intangible assets are tested for impairment based on fair value. These tests are performed annually, and between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. An impairment loss could have a material adverse impact on our financial position and results of operations. Performance of the goodwill impairment tests requires significant judgments regarding the allocation of net assets to the reporting unit level, which is the level at which the impairment tests are required. The determination of whether an impairment exists also depends on, among other factors, the estimated fair value of the reporting units, which itself depends in part on market conditions.

        Medical claims accrual—We self-insure a significant portion of our employee medical costs. Based on trends and the number of covered employees, we record estimates of medical claims which have been incurred but not paid. Although our claims experience has not displayed substantial volatility in the past, actual experience could materially vary from our past trends in the future, which could require an adjustment to the medical claims accrual.

        Pension benefits—Included in the calculations of expense and liability for our pension plans are various assumptions, including return on assets, discount rate and future compensation increases. Note 8, "Retirement and Benefit Plans," in the Notes to the Consolidated Financial Statements included in this prospectus sets forth the significant rate assumptions used in performing certain calculations related to our pension plans. Based on these assumptions, and due in large part to decreases in discount rates and the poor performance of United States equity markets in recent years, we have significant unrecognized costs for our pension plans. Depending on future asset performance and discount rates, such costs could be required to be amortized in the future which could have a material effect on future pension expense. We are currently estimating that our 2006 pension expense will be approximately $5.0 million lower than our 2005 pension expense.

BUSINESS

Overview

        We are one of the largest apparel companies in the world, with a heritage dating back over 125 years. Our portfolio of brands includes our owned brands, Calvin Klein Collection, ck Calvin Klein, Calvin Klein, Van Heusen, IZOD, Arrow, G.H. Bass & Co., Bass and Eagle, and our licensed brands, Geoffrey Beene, BCBG Max Azria, BCBG Attitude, Chaps, Sean John, Donald J. Trump Signature Collection, Kenneth Cole New York, Kenneth Cole Reaction, unlisted, A Kenneth Cole Production, JOE Joseph Abboud and MICHAEL Michael Kors. We design and market nationally recognized branded dress shirts, sportswear and, to a lesser extent, footwear and other related products, and also license our owned brands over a broad range of products. We market our brands at multiple price points and across multiple channels of distribution, allowing us to provide products to a broad range of consumers, while minimizing competition among our brands and reducing our reliance on any one demographic group, merchandise preference or distribution channel. Our licensing activities, principally our Calvin Klein business, diversify our business model by providing us with a sizeable base of profitable licensing revenues.

        We believe Calvin Klein is one of the best known designer names in the world and that the Calvin Klein brands—Calvin Klein Collection, ck Calvin Klein and Calvin Klein—provide us with the opportunity to market products both domestically and internationally at higher price points, in higher-end distribution channels and to different consumer groups than our other product offerings. Products sold under these brands are sold primarily under licenses and other arrangements. Since our acquisition of Calvin Klein in February 2003, we have used our core competencies to expand the product offerings under the Calvin Klein brands and to bring these new product offerings into additional channels of distribution. Additionally, during our first year of ownership, we took actions to realize significant and permanent corporate and administrative cost savings within the Calvin Klein business. Calvin Klein designs and/or controls all design operations and product development for most of its licensees and oversees a worldwide marketing, advertising and promotion program for the Calvin Klein brands. We believe that maintaining control over design and advertising through Calvin Klein's dedicated in-house teams plays a key role in the continued strength of the brands. Worldwide retail sales of products sold under the Calvin Klein brands were approximately $4.0 billion in 2005, up from approximately $3.0 billion in 2003.

        Our "heritage" business encompasses the design, sourcing and marketing of a varied selection of branded label dress shirts, sportswear and footwear under our portfolio of brands, as well as the licensing of our owned brands (other than the Calvin Klein brands), for an assortment of products. We design, source and market substantially all of these products on a brand-by-brand basis, targeting distinct consumer demographics and lifestyles in an effort to minimize competition among our brands. Currently, our products are distributed at wholesale through more than 12,000 doors in national and regional department, mid-tier department, mass market, specialty and independent stores in the United States. Our wholesale business represents our core business and we believe that it is the basis for our brand equity. As a complement to our wholesale business, we also market our products directly to consumers through our Van Heusen, IZOD, Geoffrey Beene, Bass and Calvin Klein retail stores, primarily located in outlet malls throughout the United States. We also leverage our apparel design and sourcing expertise by offering private label dress shirt programs to retailers.

Our Competitive Strengths

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  We have a diversified portfolio of nationally recognized brands. We have developed a portfolio of brands targeted to a broad spectrum of consumers. Our owned brands have long histories—Arrow dates back to 1851, Bass dates back to 1876, Van Heusen to the early 1920s, IZOD to the 1930s and Calvin Klein to the late 1960s—and all enjoy high recognition within their respective consumer segments. Our design and marketing teams use our brands' particular qualities, identities and price points to strategically position each one to target a distinct consumer base. We develop our owned and licensed brands to complement each other and to generate strong consumer loyalty.

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  We have an established multi-channel distribution model. We have a diversified sales distribution strategy that includes an established wholesale business and a complementary profitable retail-outlet store base. Currently, we distribute our products through more than 12,000 doors in the United States in national and regional department, mid-tier department, mass market, specialty and independent stores across a broad range of price points. In addition, we currently operate approximately 700 retail stores, primarily in outlet malls throughout the United States, under the Van Heusen, Bass, IZOD, Geoffrey Beene and Calvin Klein names. We believe our retail business complements our wholesale operations by further enhancing consumer awareness of our brands, including by offering products that are not available in our wholesale lines, or, in the case of Calvin Klein, by offering a broad spectrum of Calvin Klein products that embody the Calvin Klein lifestyle. We believe our retail business provides a means, if necessary, of managing excess inventory.

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  We are a leader in the dress shirt and sportswear markets. Our dress shirt brands have the highest share in the $2 billion U.S. dress shirt market and our share of the fragmented, but substantially larger, U.S. men's sportswear market has grown significantly from 2003 to 2005. We believe we market one in three of the dress shirts sold in the United States. In 2005, sales of our dress shirt brands were approximately 43% of dress shirt sales in U.S. department stores, which is the largest sales channel for dress shirts. From 2003 to 2005, we have grown our position in men's sportswear in the mid-tier channel from approximately 10% to 13% and the department store channel from approximately 7% to 11%.

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  We have successfully acquired, managed, developed and positioned new brands. Since we acquired Calvin Klein, we have grown its licensing and other revenue by 43% to approximately $180 million in 2005, strengthened relationships with existing licensees and partners, launched the Calvin Klein men's better sportswear line and signed several new licenses in large merchandising categories, such as women's better sportswear, men's and women's better footwear and better handbags and other accessories. In addition, we realized significant cost savings, principally through our ability to integrate the business into our existing infrastructure. In 1995, we acquired the IZOD brand, and since then have grown it into the leading main floor department store men's sportswear brand and have increased wholesale sales of IZOD by over 700%. In 2000, we licensed, and in 2004 we acquired, the Arrow brand from Cluett. From 2001, our first full year of operations, to 2005, we increased Arrow sportswear sales by 86% and Arrow is now the second best selling dress shirt brand in the United States.

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  We have established sophisticated sourcing, logistics, warehouse and distribution systems. Our centralized capabilities for worldwide procurement and sourcing enable us to deliver to our customers competitive, high quality and low cost goods on a timely basis. We have an extensive, established network of worldwide sourcing partners which allows us to meet our customers' needs in an efficient manner and not rely on any one vendor or factory or on vendors or factories in any one country. We also operate a network of wholesale and retail distribution centers which we believe has sufficient capacity to accommodate the planned growth of our Calvin Klein men's better sportswear, as well as additional brands we may license or acquire, without a significant increase in capital expenditures. We believe that our investments in logistics and supply chain management allow us to respond rapidly to changes in sales trends and customer demands while enhancing our inventory management efficiencies.

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  We have a highly experienced management team. Our executive management team has extensive experience in the apparel industry, and many of our senior executives have spent the majority of their professional careers with us. Emanuel Chirico, our Chief Executive Officer, has been with us for over 12 years, Allen Sirkin, our President and Chief Operating Officer, has been with us for over 24 years, Michael Shaffer, our Executive Vice President and Chief Financial Officer has been with us for over 15 years, and the other 21 members of our senior management team have an average of over 25 years of industry experience and 15 years with us.

Our Growth Strategy

        We intend to capitalize on the significant opportunities presented by our acquisition of Calvin Klein, as well as increase sales and profitability of our heritage business, through the execution of the following strategies:

Calvin Klein

        We acquired Calvin Klein because of the significant growth opportunities presented by the Calvin Klein brands. The brand pyramid we created for the Calvin Klein brands established a focused, consistent approach to global brand growth and development, with each of the Calvin Klein brands occupying a distinct marketing identity and position. Calvin Klein has over 50 licensing arrangements across multiple product categories.

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  Calvin Klein Collection. Under our "halo" brand, the principal growth opportunity is to broaden the current distribution through the continued opening of freestanding stores throughout the world by our partners. Beginning with the Spring 2006 season, the production of men's and women's high-end collection apparel and accessories was transferred to a new licensee, CMI. In March 2006, the Council of Fashion Designers of America nominated Francisco Costa, Calvin Klein's Creative Director—Women's Collection, for its 2006 Womenswear Designer of the Year Award.

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  ck Calvin Klein. We believe our bridge brand provides significant growth opportunities, particularly in Europe and Asia, where apparel and accessories are more traditionally sold in this upper-moderate to upper price range. We have entered into several licenses since we acquired Calvin Klein, adding to the pre-existing licensed apparel and accessories lines in Japan. Specific growth opportunities include:

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  Broadening distribution, including through continued expansion in Southeast Asia and China, where our licensee has opened 18 ck Calvin Klein stores since 2004.

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  Rollout during 2006 of apparel and accessories in Europe and parts of the Middle East under a license we entered into in 2005 (which includes three stores recently opened in Europe and the planned opening by the licensee of 50 freestanding ck Calvin Klein stores over the first five years of the license).

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  Expansion of the women's sportswear line in the United States.

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  Expansion of jewelry and watches, as well as the development of other apparel and accessory lines worldwide.

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  Development of the newly licensed ck Calvin Klein Beauty line of color cosmetics and skin care products, men's suits and men's and women's footwear in Japan.

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  Calvin Klein. We believe that the Calvin Klein brand presents the largest growth opportunity, particularly in the United States. Growth opportunities for this brand include:

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  Continued development of our men's sportswear business, which was first launched for Fall 2004 in the United States.

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  Continued development of the licensed lines of women's sportswear, women's swimwear, men's and women's footwear, handbags, men's outerwear and the newly launched line of women's suits.

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  Women's dresses, which are expected to be launched in North America in 2007.

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  New product offerings and brand extensions in fragrances, such as euphoria, The Fragrance Foundation's 2006 FiFi Award winner as Fragrance of the Year—Women's Luxe, Obsession Night and Eternity Summer '05.

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  Brand extensions in existing product lines, such as the 365, Pro Fit, XT, Pro Mesh and Pro Stretch underwear lines, as well as the women's Perfectly Fit foundation line.

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  Pursuit of additional licensing opportunities for new product lines, which may include various home furnishing products.

Heritage Business

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  Continue to grow sportswear. We have a leading position in the United States in men's sportswear and have continued to penetrate the sportswear market with additional products and product lines. We have built IZOD into a year-round lifestyle brand from its traditional knit sport shirt origins by adding new product offerings, such as pants, sweaters and outerwear, and new lines of apparel, including golf and jeanswear. As a result, IZOD has become a leader on the main floor of department stores in the United States. Arrow sportswear has performed well in the mid-tier channel, and we believe it has additional growth opportunities through brand extensions along with opportunities to benefit from the door growth of key retailers in the mid-tier channel.

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  Continue to strengthen the competitive position and image of our current brand portfolio. We intend for each of our brands to be a leader in its respective market segment, with strong consumer awareness and loyalty. We believe that our brands are successful because we have strategically positioned each one to target distinct consumer demographics and tastes. We will continue to design and market our branded products to complement each other, satisfy lifestyle needs, emphasize product features important to our target consumers and increase consumer loyalty. We will seek to increase our market share in our businesses by expanding our presence through product extensions and increased floor space.

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  Continue to build brand portfolio through acquisition and licensing opportunities. While we believe we have an attractive and diverse portfolio of brands with growth potential, we will also continue to explore acquisitions of companies or trademarks and licensing opportunities that we believe are attractive to our overall business. New license opportunities allow us to fill new product and brand portfolio needs. We take a disciplined approach to acquisitions seeking brands with broad consumer recognition that we can grow profitably and expand by leveraging our infrastructure and core competencies and, where appropriate, by extending the brand through licensing. For example, we licensed Arrow in 2000, as we saw it as an opportunity to penetrate the mid-tier department store channel of distribution and acquired the brand in 2004, because we believe that by controlling the brand, we can continue to increase revenue and expand product offerings.

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  Pursue international growth. We intend to expand our brands through international distribution channels. We believe that our strong brand portfolio and broad product offerings enable us to seek growth opportunities in geographic areas where we believe we are underpenetrated, such as

    Europe and Asia. These opportunities may include the licensing of our brand names to companies that we believe have superior international distribution channel access or expertise. We believe that our acquisition of Arrow, which included numerous licenses for parts of Europe, Asia and Latin America, establishes a platform to leverage other brand opportunities. Further, Van Heusen has a heritage of international distribution, particularly in Latin America, the United Kingdom and Australia.

Our Business

Calvin Klein

        Our Calvin Klein business primarily consists of (1) licensing and similar arrangements worldwide of the Calvin Klein Collection, ck Calvin Klein and Calvin Klein brands for a broad array of products, including high-end collection apparel and accessories, sportswear, jeans, underwear, fragrances, eyewear, men's tailored clothing, ties, shoes, hosiery, socks, footwear, swimwear, jewelry, watches, coats, handbags, leather goods, home furnishings and accessories, as well as to operate retail stores, (2) the marketing of the Calvin Klein Collection brand high-end men's and women's apparel and accessories collections through our Calvin Klein flagship store, (3) our Calvin Klein dress shirt and men's better sportswear businesses and (4) our Calvin Klein retail stores located in premium outlet malls in the United States.

        We acquired Calvin Klein because of the significant growth opportunities presented by the Calvin Klein brands. Although Calvin Klein was a large global brand with strong consumer recognition across many demographics before we acquired it, there were numerous product areas in which no products, or only a limited number of products, were offered under any of the Calvin Klein brands. In order to exploit more efficiently and effectively the opportunities for the development of new offerings, we created a brand pyramid that established a focused, consistent approach to global brand growth and development, with each of the Calvin Klein brands occupying a distinct marketing identity and position.

        Calvin Klein Collection is the "halo" brand at the top of the pyramid and personifies the Calvin Klein aesthetic of modern, contemporary, minimalist style, which is translated to the other Calvin Klein brands. Each year we market under this brand, directly and through licensees, high-end collection apparel, eyewear, footwear, accessories and coats. We hold two runway shows annually each for men and women and operate a flagship store in New York City under the Calvin Klein Collection brand. These activities support our visibility in the fashion industry and help convey the Calvin Klein aesthetic to the world. In addition, five freestanding Calvin Klein Collection stores are operated by partners in major cities outside of the United States.

        The second tier of the pyramid is ck Calvin Klein, our bridge brand. The products offered under this brand include apparel, fragrances, watches, eyewear and jewelry. We believe this brand provides significant growth opportunities, particularly in Europe and Asia, where apparel and accessories are more traditionally sold in the bridge price range. Currently, ck Calvin Klein apparel is principally available in Japan and, under recent licenses, in 21 free-standing ck Calvin Klein stores in Southeast Asia, China and Europe.

        The third tier of the pyramid is the Calvin Klein brand, which is targeted to the better price range. Prior to our acquisition in 2003, there were product gaps in this price range. Since that time, we introduced the men's better sportswear line beginning with Fall 2004 and entered into licenses for women's better sportswear, swimwear, men's tailored clothing, outerwear, footwear and handbags and other accessories. These new product categories complemented the pre-acquisition offerings of fragrances, underwear, jeanswear, soft home goods, accessories and other products.

        Since an important element of this tiered brand strategy is the preservation of the prestige and image of the Calvin Klein brands, we maintain the dedicated in-house marketing, advertising and design divisions of Calvin Klein that were in place prior to our acquisition. Calvin Klein oversees a worldwide marketing, advertising and promotion program of over $200 million, the majority of which is funded by its licensees. Calvin Klein designs and/or controls all design operations and product development for most of its licensees, including the licensee of the Calvin Klein Collection high-end collection apparel businesses.

        An important source of our revenues is Calvin Klein's business arrangements with licensees and other third parties worldwide that manufacture and distribute globally a broad array of products under the Calvin Klein brands. For fiscal 2005, approximately 47% of revenues from Calvin Klein's business partners was generated by its domestic business partners and approximately 53% was generated by its foreign business partners. Calvin Klein combines its design, marketing and imaging skills with the specific manufacturing, distribution and geographic capabilities of its business partners to enter into new product categories and extend existing lines of business. Calvin Klein's largest business partners in terms of royalty and other revenues earned by Calvin Klein in fiscal 2005 were:

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  Warnaco, Inc., accounting for approximately 28%;

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  Coty, Inc., accounting for approximately 16%; and

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  CK Jeanswear N.V. (which Warnaco acquired on January 31, 2006), accounting for approximately 11%.

        Calvin Klein has over 50 licensing arrangements. The products offered by Calvin Klein's business partners include:

Business Partner	Product Category
CK Watch and Jewelry Co., Ltd. (Swatch SA)	Men's and women's watches and women's jewelry
CK21 Holdings Pte, Ltd. (Asia, excluding Japan)	Men's and women's bridge apparel
Coty, Inc.	Men's and women's fragrance and bath products

DWI Holdings, Inc.	Soft home furnishings
GIII Apparel Group, Ltd.	Men's and women's coats
Jimlar Corporation	Men's and women's better shoes
Kellwood Company	Women's better sportswear
Marchon Eyewear, Inc.	Men's and women's optical frames and sunglasses
McGregor Industries, Inc. / American Essentials, Inc.	Men's and women's socks and women's tights
Onward Kashiyama Co. Ltd. (Japan)	Men's and women's bridge apparel and certain casual attire and women's coats and accessories
Peerless Delaware, Inc.	Men's tailored clothing
Warnaco, Inc. (including CK Jeanswear N.V.)	Men's, women's and children's jeanswear; men's underwear and sleepwear; women's intimate apparel and sleepwear; men's and women's swimwear

        Additionally, during 2005 we entered into new licensing agreements for, among other things, a line of color cosmetics and skin care products, fine jewelry and watches, women's better suits, men's bridge suits, men's and women's bridge footwear in Japan, men's and women's bridge sportswear in Europe, sunglasses and luggage. Beginning with the Spring 2006 season, the production of men's and women's high-end collection apparel and accessories under the Calvin Klein Collection label was transferred to CMI.

        On January 31, 2006, through its acquisition of Fingen SPA, a holding company controlled by the Fratini family of Italy, Warnaco acquired CK Jeanswear N.V. and affiliated companies, which are the companies that operate the licenses for Calvin Klein jeans and accessories in Europe and Asia and the Calvin Klein bridge line of sportswear and accessories in Europe. Further, as part of this transaction, beginning in 2008 and continuing through 2013, Warnaco will assume the license for men's and women's Calvin Klein Collection apparel and accessories worldwide from CMI, which is also controlled by the Fratini family.

        With respect to revenues generated from the sale of Calvin Klein men's underwear and sleepwear and women's intimate apparel and sleepwear, Warnaco pays us an administration fee based on Warnaco's worldwide sales of underwear, intimate apparel and sleepwear bearing any of the Calvin Klein marks under an administration agreement between Calvin Klein and Warnaco. Warnaco controls design and advertising related to the sale of underwear, intimate apparel and sleepwear products bearing the Calvin Klein name. See "Trademarks."

Heritage Business

  Dress Shirts

        We market our dress shirts principally under the Van Heusen, Arrow, Geoffrey Beene, Calvin Klein, IZOD, Eagle, BCBG Max Azria, BCBG Attitude, Chaps, Sean John, Donald J. Trump Signature Collection, Kenneth Cole New York, Kenneth Cole Reaction, unlisted, A Kenneth Cole Production and MICHAEL Michael Kors brands.

        Our wholesale dress shirt business, which generated 20.6% of our 2005 revenues, includes the design and marketing of dress shirts in a broad selection of styles and colors that are sold at retail price points generally ranging from $20 to $150 a shirt.

        The Van Heusen dress shirt has provided a strong foundation for us for most of our history and is the best selling dress shirt brand in the United States. The Van Heusen dress shirt targets the updated classical consumer, is marketed at opening to moderate price points and is distributed through more than 2,600 doors, principally in department stores, including Belk, Inc., Federated, JC Penney and Saks, Inc., and through our Van Heusen retail stores.

        Arrow is the second best selling dress shirt brand in the United States. The Arrow dress shirt targets the updated classical consumer, is marketed at opening to moderate price points and is distributed through more than 2,000 doors, principally in mid-tier department stores, including Kohl's and Sears, Roebuck and Co. The Arrow dress shirt is positioned as a mid-tier department store complement to Van Heusen.

        The Geoffrey Beene dress shirt is the best selling designer dress shirt brand in department stores in the United States. The Geoffrey Beene dress shirt targets the more style conscious consumer, is marketed at moderate to upper moderate price points and is distributed through more than 1,200 doors, principally in department stores, including Federated and Saks, and through our Geoffrey Beene retail stores. We market Geoffrey Beene dress shirts under a license agreement with Geoffrey Beene Inc. that expires on December 31, 2008 and which we may extend, subject to certain conditions, through December 31, 2013.

        The Calvin Klein dress shirt targets the modern classical consumer, is marketed at better price points and is distributed through more than 450 doors, principally in department stores, including Federated, and through our Calvin Klein retail stores. We also offer to a more limited distribution, Calvin Klein Collection and ck Calvin Klein dress shirts, which are distributed in luxury department and specialty stores and free-standing Calvin Klein Collection and ck Calvin Klein stores.

        The IZOD dress shirt targets the modern traditional consumer, is marketed at moderate price points and is distributed through more than 900 doors, principally in department stores, including Belk and Saks.

        The Eagle dress shirt, which we began shipping in early 2004 on a test basis, proved to be successful and was distributed on a wider basis in 2005. Eagle, a 100% cotton, no iron dress shirt, targets the updated traditional consumer, is marketed at better price points and is distributed through more than 300 doors, principally in department stores, including Federated.

        The BCBG Max Azria dress shirt, which we launched in Fall 2004, targets the contemporary consumer and is marketed at better price points. The BCBG Attitude dress shirt, which we launched in Summer 2004, targets the more youthful contemporary consumer and is also marketed at better price points. We distribute the two BCBG brands of dress shirts through more than 250 doors combined, principally in department stores, including Federated and Dillards, under a license agreement with BCBG Max Azria Group, Inc. that expires on January 31, 2010 and which we may extend, subject to certain conditions, through January 31, 2020.

        The Chaps dress shirt, which we launched for Holiday 2004, targets the updated traditional consumer and is marketed at moderate price points. The Chaps dress shirt is distributed through more than 850 doors, principally in mid-tier department stores, including Kohl's and Mervyns LLC. We market Chaps dress shirts under a license agreement with PRL USA, Inc. and The Polo Ralph Lauren Company, LP that expires on December 31, 2007 and which we may extend, subject to certain conditions, through December 31, 2013.

        The Sean John dress shirt, which we launched in Fall 2004, targets the updated classical consumer, is marketed at moderate to better price points and is distributed through more than 100 doors, principally in department stores, including Federated. We market Sean John dress shirts under a license agreement with Christian Casey, LLC that expires on December 31, 2007 and which we may extend, subject to certain conditions, through December 31, 2013.

        The Donald J. Trump Signature Collection dress shirt, which we launched in Spring 2005, targets the modern classical consumer, is marketed at better price points and is distributed through more than 300 doors, principally in department stores, including Federated. We market Donald J. Trump Signature Collection dress shirts under a license agreement with Donald J. Trump that expires on December 31, 2006 and which we may extend, subject to certain conditions, through December 31, 2009.

        The Kenneth Cole New York and Kenneth Cole Reaction dress shirts target the modern consumer, are marketed at better price points and are distributed through more than 600 doors combined, principally in department stores, including Dillards, Inc., Federated and Saks. The unlisted, A Kenneth Cole Production dress shirt, introduced at the beginning of 2006, targets the more youthful, modern consumer, is marketed at upper moderate to better price points and is distributed through more than 300 doors, principally in department stores, including Federated. We market the three Kenneth Cole brands of dress shirts under a license agreement with Kenneth Cole Productions (Lic), Inc. that expires on December 31, 2009 and which we may extend, subject to certain conditions, through December 31, 2012.

        The MICHAEL Michael Kors dress shirt, which we launched in Fall 2004, targets the modern consumer, is marketed at moderate to better price points and is distributed through more than 200 doors, principally in department stores, including Federated and Dillards. We market MICHAEL Michael Kors dress shirts under a license agreement with Michael Kors, LLC that the parties have agreed to terminate at the end of the Spring/Summer 2006 selling season in connection with the licensor's discontinuation of other licensed lines of menswear under the brand.

        We entered into a license agreement with J.A. Apparel Corp. to market the JOE Joseph Abboud dress shirt, which we will launch in the second half of 2006. The JOE Joseph Abboud dress shirt will target the more youthful, classical consumer, be marketed at moderate to better price points and be distributed through more than 150 doors, principally in department stores, including Federated. The license agreement expires on December 31, 2009 and may be extended, subject to certain conditions, through December 31, 2012.

        We also offer private label programs to retailers. Private label offerings allow a retailer to sell its own line of exclusive merchandise and give the retailer control over distribution of the product. These programs present an opportunity for us to leverage our design, sourcing and logistics expertise. Our private label customers work with our designers to develop shirts in the styles, sizes and cuts that the customers desire to sell in their stores under their private labels. Private label programs offer the consumer quality product and offer the retailer the opportunity to enjoy product exclusivity at generally higher margins. Private label products, however, generally do not have the same level of consumer recognition as branded products and private label manufacturers do not generally provide retailers with the same breadth of services and in-store sales and promotional support as branded manufacturers. We market private label dress shirts to national department and mass market stores. Our private label programs include Puritan and George for Wal-Mart Stores, Inc. and John Ashford for Federated.

  Sportswear

        We market our sportswear principally under the IZOD, Van Heusen, Arrow, Geoffrey Beene and Calvin Klein brands. Our wholesale sportswear business generated 26.0% of our 2005 revenues. This business includes men's knit and woven sport shirts, sweaters, bottoms, swimwear, boxers and outerwear marketed at wholesale.

        IZOD is the best selling main floor department store men's knit sport shirt brand. IZOD men's sportswear consists of six related separate concepts under the classic IZOD blue label, the IZOD black label (golf/resort lifestyle sportswear), the IZOD red label (IZOD LX, a higher-priced "luxe" line of sportswear), IZOD Jeans, IZOD PerformX and IZOD XFG (X-treme Function Golf) sub-brands. IZOD apparel consists of a range of men's sportswear, including sweaters, knit and woven sports shirts, slacks, fleecewear and outerwear. IZOD sportswear is targeted to the active consumer, is marketed at moderate to upper moderate price points and is distributed through more than 2,900 doors, principally in department stores, including, Federated, Belk, Saks and JC Penney.

        Van Heusen is the best selling main floor department store men's woven sport shirt brand in the United States. Van Heusen sportswear also includes knit sport shirts, chinos and sweaters. Like Van Heusen dress shirts, Van Heusen sport shirts, chinos and sweaters target the updated classical consumer, are marketed at opening to moderate price points and are distributed through more than 3,800 doors, principally in department stores, including Belk, Federated and JC Penney.

        Arrow sportswear targets the updated classical consumer, is marketed at moderate price points and is distributed through more than 2,700 doors, principally in mid-tier department stores, including Kohl's and Sears. Arrow sportswear consists of men's knit and woven tops, sweaters and bottoms.

        Geoffrey Beene sportswear targets a more style conscious consumer than IZOD, Van Heusen and Arrow and is positioned as a designer label for men's woven and knit sport shirts on the main floor of department stores. Geoffrey Beene sportswear is marketed at upper moderate price points and is distributed through more than 1,300 doors, principally in department stores, including Federated. We market Geoffrey Beene men's sportswear at wholesale under the same license agreement as Geoffrey Beene dress shirts.

        Calvin Klein men's sportswear, which we began shipping commencing with the Fall 2004 season and continue to expand, targets a modern classical consumer, is marketed at better price points and is distributed through more than 500 doors, principally in better fashion department and specialty stores, including Federated and Dillards.

        We entered into a license agreement in May 2005 to sell a line of golf-inspired sportswear under the Donald J. Trump Signature Collection brand. The Donald J. Trump Signature Collection line of sportswear and golf apparel is targeted to the modern classical consumer and marketed at better price points, with distribution principally through Federated, as well as country clubs operated by The Trump Organization. We launched the line for Spring 2006. The license agreement expires on December 31, 2007 and may be extended, subject to certain conditions, through December 31, 2010.

  Licensing

        In addition to our Calvin Klein licensing business, we license our heritage brands globally for a broad range of products. We believe royalty and other revenues from our licensing partners provide us with a relatively stable flow of revenues and extend and strengthen our brands globally. The licensing of our brands generated 11.1% of our 2005 revenues.

        We grant licensing partners the right to manufacture and sell at wholesale specified products under one or more of our brands. In addition, certain foreign licensees are granted the right to open retail stores under the licensed brand name and sell only goods under that name in such stores. A substantial portion of the sales by our domestic licensing partners is made to our largest wholesale customers. As compensation under these agreements, each licensing partner pays us royalties based upon its sales of our branded products, subject generally to payment of a minimum royalty. These payments generally range from 4.0% to 8.0% of the licensing partners' sales of the licensed products. In addition, licensing partners are generally required to spend or contribute to us an amount equal to between 2.0% and 5.0% of their sales of the licensed products for advertising. We provide support to our business partners and seek to preserve the integrity of our brand names by taking an active role in the design, quality control, advertising, marketing and distribution of each licensed product, most of which are subject to our prior approval and continuing oversight.

        We license our Van Heusen, IZOD, Arrow and G.H. Bass & Co., brand names for various products worldwide. We also sublicense to others the Geoffrey Beene, Donald J. Trump Signature Collection, BCBG Attitude and BCBG Max Azria brand names for certain products. We license these brands under approximately 110 agreements. The products offered by our licensing partners under these brands include:

Licensing Partner	Product Category
Aptaker Co., Inc. d/b/a Nouveau Eyewear	Van Heusen eyewear
Block Sportswear, Inc.	Van Heusen and IZOD 'big and tall' sportswear
Brown Shoe Company, Inc.	Bass wholesale footwear
Clearvision Optical Company, Inc.	IZOD eyewear
Collezione S.A. Corp.	Arrow men's non-leather and leather outerwear and IZOD men's leather outerwear
Custom Leather Canada Limited	Van Heusen belts and small leather goods
Fishman & Tobin, Inc.	Van Heusen, IZOD and Arrow boys' sportswear, IZOD girls' school uniforms and Arrow men's tailored clothing and boys' and girls' school uniforms
G-III Apparel Group, LTD.	IZOD men's and women's non-leather outerwear
Humphrey's Accessories LLC	IZOD belts and Arrow small leather goods, belts and accessories
International Home Textiles, Inc.	IZOD soft home furnishing products
Kellwood Company	IZOD women's sportswear, swimwear, intimate apparel and accessories and Arrow men's and boys' sleepwear and loungewear
Mallory & Church Corporation	IZOD neckwear
Mann & Brothers	Van Heusen men's and boys' handkerchiefs
Mulberry Thai Silks, Inc.	BCBG Attitude and BCBG Max Azria men's neckwear
Peerless Delaware, Inc.	IZOD tailored clothing
PG USA Sportswear, Inc.	IZOD G men's and women's golf apparel
Randa Neckwear Corp.	Van Heusen and Donald J. Trump Signature Collection neckwear
Superba, Inc.	Arrow men's and boys' neckwear
Timing Group LLC	IZOD men's and women's footwear
Wear Me Apparel Corp. d/b/a Kids Headquarters	IZOD childrenswear and outerwear

Wholesale Customers

        Our wholesale business represents our core business and we believe that it is the basis for our brand equity. Currently, our products are distributed at wholesale in national and regional department, mid-tier department, mass market, specialty and independent stores in the United States. A few of our customers, including Federated, JC Penney, Kohl's, and Wal-Mart account for significant portions of our revenues. Sales to our five largest customers were 34.3% of our revenues in 2005, 28.8% of our revenues in 2004 and 27.2% of our revenues in 2003. Federated acquired May, another of our largest customers, during 2005. The combined company accounted for 13.7% of our revenues in 2005.

        We believe we provide our customers with a high level of service. We have six separate sales forces covering the following products and product categories:

  •
  national brand dress shirts—Van Heusen, Arrow, IZOD, Chaps, Eagle and Donald J. Trump Signature Collection

  •
  designer brand dress shirts—Calvin Klein, Geoffrey Beene, BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, Sean John, JOE Joseph Abboud, Kenneth Cole New York, Kenneth Cole Reaction and unlisted, A Kenneth Cole Production

  •
  Van Heusen and Geoffrey Beene sportswear

  •
  IZOD and Donald J. Trump Signature Collection sportswear

  •
  Arrow sportswear

  •
  Calvin Klein sportswear

        Each sales force includes a team of sales professionals that works closely with our customers, providing them with a dedicated level of service which includes designing a focused selling strategy for each brand while ensuring that each brand's particular qualities and identities are strategically positioned to target a distinct consumer base.

        Our customers offer our dress shirts and men's sportswear, other than Calvin Klein men's better sportswear, on the main floor of their stores. Calvin Klein men's better sportswear is offered in the collection area of our customers' stores. In each case, we offer our customers merchandising support with visual display fixtures and in-store marketing, with Calvin Klein men's better sportswear generally being offered in fixtured shops within stores we design and help build. When a line of our products is displayed in a stand-alone area on the main floor, or, in case of Calvin Klein men's better sportswear, an exclusively dedicated collections area, we are able to further enhance brand recognition to permit more complete merchandising of our lines and to differentiate the presentation of our products. We believe the broad appeal of our products, with multiple well-known brands offering differing styles at different price points, together with our customer, advertising and marketing support and our ability to offer products with innovative qualities, allow us to expand and develop relationships with apparel retailers in the United States.

        We believe that our investments in logistics and supply chain management allow us to respond rapidly to changes in sales trends and consumer demands while enhancing inventory management. We believe our customers can better manage their inventories as a result of our continuous analysis of sales trends, our broad array of product availability and our quick response capabilities. Certain of our products can be ordered at any time through our EDI replenishment systems. For customers who reorder these products, we generally ship these products within one to two days of order receipt.

Retail Stores

        We operate approximately 700 retail stores under the Van Heusen, IZOD, Bass, Geoffrey Beene and Calvin Klein names. Ranging in size from 1,200 to 12,000 square feet, with an average of approximately 4,700 square feet, our stores are primarily located in outlet malls throughout the United States. Our retail business generated 42.3% of our 2005 revenues. We believe our retail stores are an important complement to our wholesale operations because we believe that the stores further enhance consumer awareness of our brands by offering products that are not available in our wholesale lines, while also providing a means for managing excess inventory.

        Our Van Heusen outlet stores offer men's dress shirts and neckwear, men's and women's sportswear, including woven and knit shirts, sweaters, bottoms and outerwear and men's and women's accessories. These stores are targeted to the value-conscious consumer who looks for classically styled, moderately priced apparel.

        Our IZOD outlet stores offer men's and women's active-inspired sportswear, including woven and knit shirts, sweaters, bottoms and activewear. These stores focus on golf, travel and resort clothing.

        Our Bass outlet stores offer casual and dress casual shoes for men, women and children. Most of our stores also carry sportswear for men and women, including tops, bottoms and outerwear, as well as accessories such as handbags, wallets, belts and travel gear.

        Our Geoffrey Beene outlet stores offer men's dress shirts and neckwear, men's and women's sportswear including woven and knit shirts, sweaters, bottoms and outerwear and men's and women's accessories. These stores are targeted towards a more fashion-conscious, designer-oriented consumer. Our Geoffrey Beene stores offer men's furnishings, casual and dress casual sportswear and women's casual and dress casual sportswear, under a license agreement which expires on December 31, 2008, and which we may extend, subject to certain conditions, for one additional three-year period, which would end on December 31, 2011.

        Our Calvin Klein outlet stores are located in premium outlet centers and offer men's and women's apparel and other Calvin Klein products to communicate the Calvin Klein lifestyle. We also operate one Calvin Klein Collection store, located in New York City, that offers Calvin Klein men's and women's high-end collection apparel and accessories and other products under the Calvin Klein brands.

Design

        Our business depends on our ability to stimulate and respond to consumer tastes and demands, as well as on our ability to remain competitive in the areas of quality and price.

        A significant factor in the continued strength of our brands is our in-house design teams. We form separate teams of designers and merchandisers for each of our brands, and, with respect to Calvin Klein, for each product category, creating a structure that focuses on the special qualities and identity of each brand and product. These designers and merchandisers consider consumer taste and lifestyle and trends when creating a brand or product plan for a particular season. The process from initial design to finished product varies greatly, but generally spans six to ten months prior to each selling season. Our product lines are developed primarily for two major selling seasons, Spring and Fall. However, certain of our product lines offer more frequent introductions of new merchandise.

        Calvin Klein has developed a cohesive team of senior design directors who share a vision for the Calvin Klein brands and who each lead a separate design team. We have maintained the in-house design teams of Calvin Klein since the acquisition in 2003. These teams control all design operations and product development for most licensees and other strategic alliances. In addition, new teams sharing the same vision were assembled for our men's better sportswear line and for overseeing all design operation and product development in connection with the licensing of the women's better sportswear line.

Sourcing and Production

        To address the needs of our customers, we are continuing to make investments and develop strategies to enhance our ability to provide our customers with timely product availability and delivery. Our investments in sophisticated systems should allow us to reduce the cycle time between the design of products to the delivery of those products to our customers. We believe the enhancement of our supply chain efficiencies and working capital management through the effective use of our distribution network and overall infrastructure will allow us to better control costs and provide improved service to our customers.

        In 2005, over 200 different manufacturers produced our products in approximately 200 factories and 27 countries worldwide. As a result of quota elimination on textiles and apparel-related products from World Trade Organization (WTO) member countries as of January 1, 2005, there was a decrease in the number of different factories and countries where our products were manufactured in 2005. During 2005, in excess of 95% of our products were produced by manufacturers located in foreign countries. On March 6, 2006, we committed to a plan to close our apparel manufacturing facility in Ozark, Alabama by May 15, 2006. As a result, 100% of our products will be produced by independent third parties, principally located in foreign countries. We source finished products and raw materials. Raw materials include fabric, buttons, thread, labels and similar materials. Raw materials and production commitments are generally made two to six months prior to production, and quantities are finalized at that time. We believe we are one of the largest procurers of shirting fabric in the world. Finished products consist of manufactured and fully assembled products ready for shipment to our customers and our stores. Most of our dress shirts and all of our sportswear are sourced and manufactured to our specifications by independent manufacturers in the Far East, Indian subcontinent, Middle East, the Caribbean and Central America who meet quality, cost and human rights criteria we have established. Our footwear is sourced and manufactured to our specifications by manufacturers who meet our quality, cost and human rights requirements, principally located in the Far East, Europe, South America and the Caribbean. No single supplier is critical to our production needs, and we believe that an ample number of alternative suppliers exist should we need to secure additional or replacement production capacity and raw materials. Given our extensive network of sourcing partners, we believe we are able to obtain goods at low cost and on a timely basis.

        Our foreign offices and buying agents enable us to monitor the quality of the goods manufactured by, and the delivery performance of, our suppliers, which includes the enforcement of human rights standards through our ongoing approval and monitoring system. In addition, sales are monitored regularly at both the retail and wholesale levels and modifications in production can be made either to increase or reduce inventories. We continually seek additional suppliers throughout the world for our sourcing needs and place our orders in a manner designed to limit the risk that a disruption of production at any one facility could cause a serious inventory problem. We have not experienced significant production delays or difficulties in importing goods. Our purchases from our suppliers are effected through individual purchase orders specifying the price and quantity of the items to be produced.

Warehousing and Distribution

        To facilitate distribution, our products are shipped from manufacturers to our wholesale and retail warehousing and distribution centers for inspection, sorting, packing and shipment. Ranging in size from 112,000 to 575,000 square feet, our centers are located in Arkansas, Georgia, North Carolina, Pennsylvania and Tennessee. Each of our centers is generally dedicated to serving either our wholesale customers or our retail stores. Our warehousing and distribution centers are designed to provide responsive service to our customers and our retail stores, as the case may be, on a cost-effective basis. This includes the use of various forms of electronic communications to meet customer needs, including advance shipping notices for all major customers. We believe that our distribution centers and capabilities compare favorably on a cost and service basis with those of our competitors and that these constitute part of our core competencies.

Advertising and Promotion

        We market substantially all of our products on a brand-by-brand basis targeting distinct consumer demographics and lifestyles. Our marketing programs are an integral feature of our product offerings. Advertisements generally portray a lifestyle rather than a specific item. We intend for each of our brands to be a leader in its respective market segment, with strong consumer awareness and consumer loyalty. We believe that our brands are successful in their respective segments because we have strategically positioned each brand to target a distinct consumer demographic. We will continue to design and market our products to complement each other, satisfy lifestyle needs, emphasize product features important to our target consumers and produce consumer loyalty.

        We advertise our brands in national print media (including fashion, entertainment/human interest, business, men's, women's, niche and sports magazines, The New York Times and The Wall Street Journal), on television and in movie theaters. We also participate in cooperative advertising programs with our customers, as we believe that brand awareness and in-store positioning are further strengthened by our contributions to such programs.

        With respect to our retail operations, we generally rely upon local outlet mall developers to promote traffic for their centers. Outlet center developers employ multiple formats, including signage (highway billboards, off-highway directional signs, on-site signage and on-site information centers), print advertising (brochures, newspapers and travel magazines), direct marketing (to tour bus companies and travel agents), radio and television and special promotions.

        We believe Calvin Klein is one of the best known designer names in the world. One of the efforts that helps to establish the Calvin Klein image is its high-profile, cutting-edge advertising campaigns that stimulate admiration, publicity, curiosity and debate. Calvin Klein has a dedicated in-house advertising agency, with experienced in-house creative and media teams that develop and execute a substantial portion of the institutional consumer advertising for products under the Calvin Klein brands. The teams work closely with other functional areas within Calvin Klein and its licensing and other business partners to deliver a consistent and unified brand message to the consumer. Calvin Klein oversees a worldwide marketing, advertising and promotion program of over $200 million, most of which is funded by its licensees and authorized users.

        Calvin Klein products are advertised primarily in national print media, through outdoor signage and, with respect to fragrances, in television advertising spots. We believe promotional activities throughout the year further strengthen brand awareness of the Calvin Klein brands. The Spring and Fall Calvin Klein high-end apparel collections are presented at major fashion shows in New York City and Milan, which typically generate extensive media coverage. Other Calvin Klein promotional efforts include in-store appearances by fashion models, providing wardrobes to celebrities for award ceremonies, product launches, gift-with-purchase programs, charity events and special corporate-sponsored events.

Trademarks

        We own the Van Heusen, Bass, G.H. Bass & Co., IZOD, Arrow and Eagle brands, as well as related trademarks and lesser-known names. We beneficially own the Calvin Klein Collection, ck Calvin Klein and Calvin Klein marks. Calvin Klein and Warnaco are co-owners of the Calvin Klein Trademark Trust, which is the sole and exclusive title owner of substantially all registered Calvin Klein Collection, ck Calvin Klein and Calvin Klein trademarks. The sole purpose of the trust is to hold these marks. Calvin Klein maintains and protects the marks on behalf of the trust pursuant to a servicing agreement. The Trust exclusively licenses to Warnaco on a perpetual, royalty-free basis the use of the marks on men's underwear and sleepwear and women's intimate apparel and sleepwear and to Calvin Klein on a perpetual, royalty-free basis the use of the marks on all other products. Warnaco pays us a fee based on Warnaco's worldwide sales of underwear, intimate apparel and sleepwear products bearing any of the Calvin Klein marks under an administration agreement between Calvin Klein and Warnaco.

        With respect to our Calvin Klein Collection, ck Calvin Klein and Calvin Klein marks, we allow Mr. Calvin Klein to retain the right to use his name, on a non-competitive basis, with respect to his right of publicity, unless those rights are already being used in our Calvin Klein business. We also grant Mr. Klein a royalty-free worldwide right to use the Calvin Klein mark with respect to certain personal businesses and activities, such as motion picture, television and video businesses, a book business, writing, speaking and/or teaching engagements, non-commercial photography, charitable activities and architectural and industrial design projects, subject to certain limitations designed to protect the image and prestige of the Calvin Klein brands and to avoid competitive conflicts.

        Our trademarks are the subject of registrations and pending applications throughout the world for use on a variety of apparel, footwear and related products, and we continue to expand our worldwide usage and registration of new and related trademarks. In general, trademarks remain valid and enforceable as long as the marks continue to be used in connection with the products and services with which they are identified and, as to registered tradenames, the required registration renewals are filed. In markets outside of the United States, particularly those where products bearing any of our brands are not sold by us or any of our licensees or other authorized users, our rights to the use of trademarks may not be clearly established.

        We regard the license to use our trademarks and our other intellectual property rights in the trademarks as valuable assets in marketing our products and, on a worldwide basis, vigorously seek to protect them against infringement. We are susceptible to others imitating our products and infringing on our intellectual property rights. This is especially the case with respect to the Calvin Klein brands, as the Calvin Klein brands enjoy significant worldwide consumer recognition and their generally higher pricing provides significant opportunity and incentive for counterfeiters and infringers. Calvin Klein has a broad, proactive enforcement program, which we believe has been generally effective in controlling the sale of counterfeit products in the United States and in major markets abroad. We have taken enforcement action with respect to our other marks on an as-needed basis.

Contingent Purchase Price Payments to Mr. Calvin Klein

        Prior to our acquisition of Calvin Klein, Calvin Klein was obligated to pay Mr. Calvin Klein and his heirs in perpetuity a percentage of sales of certain products bearing any of the Calvin Klein brands under a design services letter agreement. In connection with our acquisition of Calvin Klein, we bought all of Mr. Klein's rights under that agreement in consideration of a warrant to purchase our common stock and for granting him the right to receive from us contingent purchase price payments for a period of 15 years based on a percentage of total worldwide net sales of products bearing any of the Calvin Klein brands. In addition, Mr. Klein was released from all of his obligations under that agreement, including his obligation to render design services to Calvin Klein, and the design services letter agreement was terminated. Our obligation to make contingent purchase price payments to Mr. Klein in connection with our acquisition of Calvin Klein is guaranteed by our Calvin Klein subsidiaries and is secured by a subordinated pledge of all of the equity interests in our Calvin Klein subsidiaries and a subordinated lien on substantially all of our domestic Calvin Klein subsidiaries' assets. Events of default under the agreements governing the collateral for our contingent payment obligations to Mr. Klein, include, but are not limited to (1) our failure to make payments to Mr. Klein when due, (2) covenant defaults, (3) cross-defaults to other indebtedness in excess of an agreed amount, (4) events of bankruptcy, (5) monetary judgment defaults and (6) a change of control, including the sale of any portion of the equity interests in our Calvin Klein subsidiaries. An event of default under those agreements would permit Mr. Klein to foreclose on his security interest in the collateral. In addition, if we fail to pay Mr. Klein a contingent purchase price payment when due and such failure to pay continues for 60 days or more after a final judgment by a court is rendered relating to our failure to pay, Mr. Klein will no longer be restricted from competing with us as he otherwise would be under the non-competition provisions contained in the purchase agreement relating to our acquisition of Calvin Klein, although he would still not be able to use any of the Calvin Klein brands or any similar trademark in any competing business.

Competition

        The apparel and footwear industries are competitive as a result of their fashion orientation, mix of large and small producers, the flow of domestic and imported merchandise and the wide diversity of retailing methods. Some of our larger branded apparel and footwear competitors include Polo Ralph Lauren, Tommy Hilfiger Corporation, Nautica Enterprises, Inc., Perry Ellis International, Timberland Company and Rockport. As a result of our acquisition of Calvin Klein, we believe The Donna Karan Company LLC, Polo Ralph Lauren's Purple Label, Giorgio Armani SpA, Gucci Group N.V. and Prada SpA Group also are our competitors. In addition, we face significant competition from retailers, including our own wholesale customers, through their private label programs.

        We compete primarily on the basis of style, quality and service. Our business depends on our ability to stimulate consumer tastes and demands, as well as on our ability to remain competitive in the areas of quality, service and price. We believe we are particularly well-positioned to compete in the apparel and footwear industries. Our diversified portfolio of apparel brands and apparel and footwear products and our use of multiple channels of distribution have allowed us to develop a business that produces results which are not dependent on any one demographic group, merchandise preference or distribution channel. We have developed a portfolio of brands that appeal to a broad spectrum of consumers. Our owned brands have long histories and enjoy high recognition within their respective consumer segments. We develop our owned and licensed brands to complement each other and to generate strong consumer loyalty. The Calvin Klein brands provide us with the opportunity to develop businesses that target different consumer groups at higher price points and in higher-end distribution channels than our other brands, as well as with significant global opportunities due to the worldwide recognition of the brands.

Imports and Import Restrictions

        A substantial portion of our products are manufactured by contractors located outside the United States. These products are imported and are subject to United States customs laws, which impose tariffs, as well as quota restrictions, for non-WTO countries. Under the provisions of the WTO agreement governing international trade in textiles, known as the "WTO Agreement on Textiles and Clothing", effective as of January 1, 2005, the United States and other WTO member countries have eliminated quotas on textiles and apparel-related products from WTO member countries. As a result, quota restrictions no longer affect our business in most countries; however, the removal of quotas resulted in an import surge from China. Accordingly, the United States, pursuant to the U.S.-China Accession Agreement to join the WTO, has imposed safeguard quotas on certain categories of products imported from China. The imposition of these safeguard quotas has not had any adverse impact on us, as the quotas that were established were significantly larger than quotas China had in place prior to 2005. Furthermore, we closely monitor our imports and are aware of the quantities that will be shipped on a month-by-month basis. This enables us to ensure that there are no supply chain disruptions as a result of the usage of the quota. The safeguard restrictions imposed will expire December 31, 2008. Presently, a portion of our imported products is eligible for certain duty-advantaged programs commonly known as NAFTA, AGOA, and CBTPA/CBI, which will be replaced by CAFTA in 2006.

Environmental Matters

        Our facilities and operations are subject to various environmental, health and safety laws and regulations, including the proper maintenance of asbestos-containing materials. In addition, we may incur liability under environmental statutes and regulations with respect to the contamination of sites that we own or operate or previously owned or operated (including contamination caused by prior owners and operators of such sites, abutters or other persons) and the off-site disposal of hazardous materials. We believe our operations are in compliance with terms of all applicable laws and regulations.

Employees

        As of January 29, 2006, we employed approximately 5,200 persons on a full-time basis and approximately 4,500 persons on a part-time basis. Approximately 4% of our employees are represented for the purpose of collective bargaining by five different unions. Additional persons, some represented by these five unions, are employed from time to time based upon our manufacturing schedules and retailing seasonal needs. Our collective bargaining agreements generally are for three-year terms. We believe that our relations with our employees are satisfactory.

Directors and Executive Management

        The following table sets forth the name, age and position of each of our directors and executive management:

Name	Age	Position
Emanuel Chirico	49	Chief Executive Officer; Director
Allen E. Sirkin	64	President and Chief Operating Officer
Michael Shaffer	43	Executive Vice President and Chief Financial Officer
Francis K. Duane	49	Vice Chairman, Wholesale
Michael Zaccaro	60	Vice Chairman, Retail
Paul Thomas Murry	55	President and Chief Operating Officer, Calvin Klein
Bruce J. Klatsky	57	Chairman of the Board
Edward H. Cohen	67	Director
Joseph B. Fuller	49	Director
Joel H. Goldberg	62	Director
Marc Grosman	51	Director
Harry N.S. Lee	63	Director
Bruce Maggin	63	Director
Henry Nasella	59	Director
Christian Näther(1)	40	Director
Rita M. Rodriguez	63	Director

(1)
Mr. Näther was elected by the holders of our Series B preferred stock.

        Mr. Emanuel Chirico joined us as Vice President and Controller in 1993. Mr. Chirico was named Executive Vice President and Chief Financial Officer in 1999, President and Chief Operating Officer in 2005 and Chief Executive Officer in February 2006.

        Mr. Allen E. Sirkin has been employed by us since 1985. He served as Chairman of our Apparel Group from 1990 until 1995 and was named Vice Chairman, Dress Shirts in 1995 and President and Chief Operating Officer in March 2006.

        Mr. Michael Shaffer has been employed by us since 1990. He most recently served as Senior Vice President, Retail Operations before being named Executive Vice President, Finance in 2005 and Chief Financial Officer in March 2006.

        Mr. Francis K. Duane served as President of our IZOD division from 1998 until 2001, was named Vice Chairman, Sportswear in 2001 and Vice Chairman, Wholesale in February 2006.

        Mr. Michael Zaccaro served as President, IZOD Retail from 1999 until 2001, was named Group President, Van Heusen and IZOD Retail in 2001 and Vice Chairman, Retail in April 2002.

        Mr. Paul Thomas Murry has been employed by Calvin Klein since 1996. Mr. Murry retained his position as President and Chief Operating Officer, Calvin Klein upon our acquisition of Calvin Klein in 2003.

        Mr. Bruce J. Klatsky, our Chairman, was employed by us in various capacities for over 34 years. He is now a founding partner of LNK Partners, L.P., a private equity firm focused on investing in the consumer/retail sector. He was our President from 1987 to 1998, named Chief Executive Officer in

1993 and Chairman of the Board in 1994. He relinquished the title of Chief Executive Officer on June 14, 2005 and retired on December 30, 2005.

        Mr. Edward H. Cohen has served as one of our directors since 1987. He was a partner in the law firm of Rosenman & Colin LLP from 1972 until its February 1, 2002 merger with Katten Muchin Zavis, at which time he retired and became counsel to the merged firm, which has since been renamed Katten Muchin Rosenman LLP. Mr. Cohen is also a director of Franklin Electronic Publishers, Inc., Gilman & Ciocia, Inc., Levcor International, Inc. and Merrimac Industries, Inc.

        Mr. Joseph B. Fuller has served as one of our directors since 1991. He is currently, and has been for more than the past five years, the Chief Executive Officer and a director of Monitor Company, a management consulting firm.

        Dr. Joel H. Goldberg has served as one of our directors since 1997. He is currently, and has been for more than the past five years, the President of Career Consultants, Inc., a management consulting firm. Dr. Goldberg is also a director of Hampshire Group, Limited and Merrimac.

        Mr. Marc Grosman has served as one of our directors since 1997 and is also a director of Altadis and Compass Limited. He is the Founder, and has been for more than the past five years, the Chief Executive Officer of Marc Laurent SA, the owner of a chain of European apparel stores which trades under the name CELIO.

        Dr. Harry N.S. Lee has served as one of our directors since 1995 and has announced that he will not stand for re-election and will retire as a director when his current term expires at the 2006 annual meeting of stockholders. He is currently, and for more than the past five years has been, the Managing Director of TAL Apparel Limited, an apparel manufacturer and exporter based in Hong Kong.

        Mr. Bruce Maggin has served as one of our directors since 1987. He is currently the Principal of The H.A.M. Media Group, LLC, a media investment company. From 1999 until 2002, Mr. Maggin was the Chief Executive Officer of TDN, Inc. (d/b/a at TVMedia, Inc.), a marketer of interactive television advertising. Mr. Maggin is also a director of Central European Media Enterprises, Ltd.

        Mr. Henry Nasella became one of our directors in February 2003. He is a founding partner of LNK Partners, L.P., a private equity firm focused on investing in the consumer/retail sector. He was a venture partner of Apax Partners, Inc., a private equity investment group, from 2001 until 2005. From 1999 until 2001, Mr. Nasella was Chairman of Online Retail Partners Inc., a private venture capital and information technology services company. From 1994 to 1999, he was Chairman and Chief Executive Officer of Star Markets Co., Inc., a privately held food retailer. He is a director of Denny's Corporation. Mr. Nasella was the President and COO of Staples, Inc. for approximately six years, from 1988 to 1993.

        Mr. Christian Näther became one of our directors in February 2003. From 1993 to 2001, he was a partner of McKinsey & Company, a management consulting firm, with a focus in the consumer goods and retail sector. Mr. Näther joined Apax in 2001 and has been a partner of Apax Beteiligungsberatung GmbH since 2002.

        Dr. Rita M. Rodriguez became one of our directors in 2005. She has been a Fellow and Senior Fellow of the Woodstock Theological Center at Georgetown University since September 2002. Dr. Rodriguez was self-employed in the field of international finance from March 1999 to September 2002. She was a full-time member of the board of directors of the Export-Import Bank of the United States between 1982 and March 1999. Dr. Rodriguez is also a director of ENSCO International Incorporated and Affiliated Managers Group, Inc.

Legal Proceedings

        We are a party to certain litigation which, in management's judgment based in part on the opinions of legal counsel, will not have a material adverse effect on our financial position.

Properties

        The general location, use, ownership status and approximate size of the principal properties which we currently occupy are set forth below:

Location	Use	Ownership Status	Approximate Area in Square Feet
New York, New York	Corporate, apparel and footwear administrative offices and showrooms	Leased	152,000
New York, New York	Calvin Klein administrative offices and showrooms	Leased	139,000
Bridgewater, New Jersey	Corporate, apparel and footwear administrative offices	Leased	163,000
Jonesville, North Carolina	Warehouse and distribution center	Owned	575,000
Chattanooga, Tennessee	Warehouse and distribution center	Owned	451,000
Austell, Georgia	Warehouse and distribution center	Leased	421,000
Reading, Pennsylvania	Warehouse and distribution center	Owned	410,000
Schuylkill Haven, Pennsylvania	Warehouse and distribution center	Owned	251,000
Brinkley, Arkansas	Warehouse and distribution center	Owned	112,000
Ozark, Alabama	Manufacturing facility	Owned	108,000

        In addition, we lease certain other administrative/support offices and showrooms in various domestic and international locations. We also currently lease and operate approximately 700 retail stores in the United States.

        On March 6, 2006, we committed to a plan to close our apparel manufacturing facility located in Ozark, Alabama by May 15, 2006.

        Information with respect to minimum annual rental commitments under leases in which we are a lessee is included in Note 13, "Leases," to the Consolidated Financial Statements included in this prospectus.

PRINCIPAL AND SELLING STOCKHOLDERS

        The amounts and percentages of our shares beneficially owned and reported on each of the three tables in this section are calculated on the basis of regulations of the SEC governing the determination of beneficial ownership of securities and are based on 43,627,606 shares of common stock which reflects the number of shares of common stock outstanding as of April 19, 2006. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of that security, or investment power, which includes the power to dispose of or to direct the disposition of that security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

Principal and Selling Stockholders

        The following table sets forth the beneficial ownership of our common stock before this offering and after giving effect to this offering by each of the persons known to us to be the beneficial owners of more than 5% of our common stock and each of the selling stockholders.

				Number of Shares Beneficially Owned After the Sale of Shares in this Offering
	Shares Beneficially Owned		Number of Shares to be Sold in this Offering
Name and Address of Holder
	Number	%		Number	%
Apax affiliates(1)	11,566,119	21.0	10,057,495	1,508,624	2.7
Apax Europe V-A, L.P.	7,229,254	14.2	6,286,308	942,946	1.7
Apax Europe V-B, L.P.	1,300,312	2.9	1,130,706	169,606	*
Apax Europe V C GmbH & Co. KG	739,246	1.7	642,823	96,423	*
Apax Europe V-D, L.P.	974,283	2.2	847,203	127,080	*
Apax Europe V-E, L.P.	970,343	2.2	843,776	126,567	*
Apax Europe V-F, C.V.	170,696	*	148,431	22,265	*
Apax Europe V-G, C.V.	170,696	*	148,431	22,265	*
Apax Europe V-1, LP	5,514	*	4,795	719	*
Apax Europe V-2, LP	5,775	*	5,022	753	*
Earnest Partners, LLC(2)	6,766,583	15.5	—	6,766,583	12.2
FMR Corp.(3)	4,940,570	11.3	—	4,940,570	8.9

*
Less than 1%

(1)
Apax Partners Europe Managers Limited and its affiliate Apax Europe V GP Co. Ltd. may be deemed to own beneficially an aggregate of 11,566,119 shares (21.0%) of common stock, issuable upon conversion of 6,116.3 shares of Series B preferred stock acquired by certain selling stockholders, Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V C GmbH & Co. KG, Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V-1, LP and Apax Europe V-2, LP. Apax Partners Europe Managers is the discretionary investment manager, and Apax Europe V GP Co. Ltd. is the general partner of the general partner of those funds. Apax Partners Europe Managers and Apax Europe V GP Co. Ltd. have shared voting and dispositive power over such shares. The address of Apax Partners Europe Managers is 15 Portland Place, London, England, W1B 1PT, and the address of each of Apax Europe V GP Co. Ltd., Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V C GmbH & Co. KG, Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V-1, LP and Apax Europe V-2, LP is 13-15 Victoria Road, St.

  Peter Port, Guernsey, Channel Islands GY1 3ZD. Information as to the shares of common stock beneficially owned by Apax Partners Europe Managers and Apax Europe V GP Co. Ltd. is as of January 29, 2006, based upon the Company's records and a Schedule 13D dated July 20, 2005 and filed with the SEC.

(2)
Earnest Partners, LLC, a registered investment adviser, at 75 Fourteenth Street, Suite 2300, Atlanta, Georgia 30309, may be deemed to be the beneficial owner of 6,766,583 shares of common stock, including 2,240,240 shares with respect to which it has sole voting power, 2,270,843 shares with respect to which it has shared voting power and as to all 6,766,583 of which it has sole dispositive power. Information as to the shares of common stock that may be deemed to be owned beneficially by Earnest (other than percentage ownership) is as of December 31, 2005, as set forth in a Schedule 13G dated February 3, 2006 and filed with the SEC.

(3)
FMR Corp., 82 Devonshire Street, Boston, Massachusetts 02109, may be deemed to be the beneficial owner of 4,940,570 shares of common stock, including 1,360,070 shares with respect to which it has sole voting power. Fidelity Management & Research Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp., and a registered investment advisor, is the beneficial owner of 4,675,500 shares of common stock, as a result of acting as investment advisor to various investment companies. Fa Mid Cap Stock Fund, 82 Devonshire Street, Boston, Massachusetts 02109, one of these investment companies, owns 3,374,400 shares of common stock. Edward C. Johnson and FMR Corp., through control of Fidelity Management & Research Company, and the Fidelity Funds each has sole power to dispose of the 4,675,500 shares owned by the Fidelity Funds. Members of the family of Edward C. Johnson 3rd may be deemed to form a controlling group with respect to FMR Corp. Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp. is the beneficial owner of 208,070 shares of common stock as a result of its serving as investment manager of the institutional account(s). Edward C. Johnson 3rd and FMR Corp., through control of Fidelity Management Trust Company, each has sole dispositive power over 208,070 shares of common stock and sole voting power of 189,870 shares of common stock. Fidelity International Limited, a foreign-based subsidiary of FMR Corp., and which provides investment advisory and management services, is the beneficial owner of 57,000 shares of common stock. According to the Schedule 13G filed by FMR Corp. on February 14, 2006, FMR Corp. and Fidelity International Limited are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 and that they are not otherwise required to attribute to each other the beneficial ownership of securities beneficially owned by the other corporation. However, FMR Corp. filed the Schedule 13G on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and Fidelity International Limited on a joint basis. Information as to the shares of common stock that may be deemed beneficially owned by FMR Corp., Edward C. Johnson 3rd, Fidelity Management & Research Company and the Mid Cap Stock Fund (other than percentage ownership) is as of December 31, 2005, as set forth in a joint filing Schedule 13G dated February 14, 2006 and filed with the SEC.

Directors and Executive Officers

        The following table sets forth, as of April 19, 2006, the beneficial ownership of our common stock before this offering and after giving effect to this offering by our directors, our executive officers, all persons who served as Chief Executive Officer during 2005, and all of our directors and executive officers, as a group.

				Number of Shares Beneficially Owned After the Sale of Shares in this Offering
	Shares Beneficially Owned
			Number of Shares to be Sold in this Offering
Name of Director or Executive Officer(1)
	Number	%		Number	%
Emanuel Chirico	115,339	*	—	115,339	*
Edward H. Cohen	37,000	*	—	37,000	*
Francis K. Duane	80,035	*	—	80,035	*
Joseph B. Fuller	53,518	*	—	53,518	*
Joel H. Goldberg	47,000	*	—	47,000	*
Marc Grosman	48,000	*	—	48,000	*
Bruce J. Klatsky	112,690	*	—	112,690	*
Harry N.S. Lee	51,389	*	—	51,389	*
Bruce Maggin	63,275	*	—	63,275	*
Paul Thomas Murry	27,735	*	—	27,735	*
Henry Nasella	2,500	*	—	2,500	*
Christian Näther(2)	—	—	—	—	—
Rita N. Rodriguez	2,500	*	—	2,500	*
Michael Shaffer(3)	12,500	*	—	12,500	*
Allen E. Sirkin	74,457	*	—	74,457	*
Mark Weber	307,019	*	—	307,019	*
Michael B. Zaccaro	84,517	*	—	84,517	*
All directors and executive officers as a group (16 persons)	812,455	1.9	—	812,455	1.5

*
Less than 1% of the class.

(1)
The figures in the table for the directors and executive officers are based upon information furnished to us by the directors and executive officers. The figures do not include the shares held for the executive officers in the Master Trust for the PVH Stock Fund. The PVH Stock Fund is one of the investment options under our Associates Investment Plans (which we refer to as the "AIPs"), which are employee benefit plans under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended. Participants in the AIPs who make investments in the PVH Stock Fund may direct the vote of shares of common stock held in the Master Trust for the PVH Stock Fund only with respect to tender or exchange offers subject to Section 13(e) or Section 14(d) of the Securities Exchange Act of 1934, as amended, and matters which, if approved or disapproved, would result in a change in control of Phillips-Van Heusen Corporation (as defined in the AIPs). The committee that administers the AIPs has the right to vote such shares for all other matters. These participants also have the right, subject to certain limitations, to receive a distribution of shares of common stock held for their benefit in the Master Trust, but the committee makes all other decisions regarding the disposition of common stock held in the Master Trust.

(2)
Christian Näther is a partner of Apax Partners Beteiligungsberatung GmbH, which may be deemed an affiliate of each of Apax Partners Europe Managers Limited and Apax Europe V GP Co. Limited. Apax Partners Europe Managers Limited and Apax Europe V GP Co. Limited

  collectively beneficially own shares of the Series B preferred stock that are currently convertible into 11,566,119 shares of common stock. See Note 1 in "—Principal and Selling Stockholders."

(3)
Michael Shaffer's figure does not include the 933,968 shares of common stock held in the Master Trust for the PVH Stock Fund as of April 19, 2006 for all participants in the AIPs who invest in the PVH Stock Fund. Mr. Shaffer is a member of the committee that administers the AIPs, which has the power under most circumstances, to vote and dispose of the shares held in the Master Trust.

        The figures in the foregoing table include 190 shares held by Mr. Klatsky's child, as to which Mr. Klatsky has disclaimed beneficial ownership.

        The foregoing table also includes shares which the following directors and executive officers have the right to acquire within 60 days of April 19, 2006 upon the exercise of options granted under our stock option plans: Emanuel Chirico, 110,000 shares; Edward H. Cohen, 31,000 shares; Francis K. Duane, 56,640 shares; Joseph B. Fuller, 47,000 shares; Joel Goldberg, 47,000 shares; Marc Grosman, 47,000 shares; Bruce J. Klatsky, 112,500 shares; Harry N.S. Lee, 47,000 shares; Bruce Maggin, 43,000 shares; Rita M. Rodriguez, 2,500 shares; Paul Thomas Murry, 27,735 shares; Henry Nasella, 2,500 shares; Michael Shaffer, 12,500 shares; Allen E. Sirkin, 71,250 shares; Mark Weber, 300,000 shares; Michael Zaccaro, 74,517 shares; and all directors and executive officers as a group, 732,142 shares.

Our Relationship with the Apax Affiliates

        The Apax affiliates purchased our Series B preferred stock for $250 million in February 2003, the proceeds of which we used to pay a portion of the purchase price for Calvin Klein.

        In connection with this offering, the Apax affiliates have agreed to convert all of the remaining shares of Series B preferred stock outstanding into 11,566,119 shares of common stock, of which 10,057,495 shares will be sold in this offering. All or a portion of the remaining 1,508,624 shares of common stock may be sold in this offering if the underwriters exercise their option to purchase additional shares. Any of these remaining shares not so purchased by the underwriters will be held by the Apax affiliates immediately following this offering. We have agreed to make a payment to the Apax affiliates of $0.88 per share of common stock received by the Apax affiliates upon conversion of all of the remaining shares of Series B preferred stock. This payment is based upon the net present value of the dividends that we would have been obligated to pay the Apax affiliates for periods through the first date on which we expect that we would be able to force the conversion of the Series B preferred stock, net of the net present value of the dividends payable over the same period on shares of common stock into which the Series B preferred stock is convertible. In addition, the Apax affiliates received on May 1, 2006 the regular first quarter dividend payable on our Series B preferred stock, which is equal to $0.28 per share of common stock issuable upon the conversion of the Series B preferred stock. Under a registration rights agreement with the Apax affiliates, we are obligated to bear certain expenses of this offering.

        See the section entitled "Selling Stockholders—Our Relationship with the Apax Affiliates" in the accompanying base prospectus for more information about our relationship with the Apax affiliates.

DESCRIPTION OF CAPITAL STOCK

        We are authorized to issue 100,000,000 shares of common stock, $1 par value per share, and 150,000 shares of preferred stock, $100 par value per share, of which 125,000 shares are designated as Series A Cumulative Participating Preferred Stock, and 6,116.3 shares are designated as Series B Convertible Preferred Stock. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and amended and restated by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

        As of April 19, 2006, there were 43,627,606 shares of common stock outstanding, which were held by approximately 890 stockholders of record. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock do not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

        We have filed a proxy statement for our annual meeting of stockholders which provides, in part, for an amendment of our certificate of incorporation to increase to 240,000,000 the number of authorized shares of our common stock.

Preferred Stock

  Series A Preferred Stock

        In connection with our rights agreement, dated as of June 10, 1986, as amended, with The Bank of New York, as rights agent, we authorized 125,000 shares of Series A preferred stock and declared a distribution of one right to purchase Series A preferred stock for each outstanding share of our common stock. As a result of subsequent stock splits, each outstanding share of common stock now carries with it one-fifth of one right. Under certain circumstances, each right entitles the registered holder to acquire from us one one-hundredth of a share of our Series A preferred stock at an exercise price of $100. As of April 19, 2006, there were no shares of Series A preferred stock outstanding. The rights agreement expires June 16, 2006 and we do not currently intend to extend or renew it. In such a case, the Series A preferred stock would automatically revert to undesignated shares of preferred stock.

  Series B Preferred Stock

        On February 12, 2003, in connection with their investment in us, we issued the Apax affiliates 10,000 shares of our Series B preferred stock for an aggregate purchase price of $250.0 million. The authorized number of shares of Series B preferred stock was decreased to 6,116.3 in July 2005 in connection with the conversion of 3,883.7 shares by the Apax affiliates and the sale in a registered public offering of the shares of common stock received upon conversion. The holders of our Series B preferred stock are entitled to receive annual dividends of 8% per annum payable in cash. If we elect not to pay a cash dividend for any quarter, then the Series B preferred stock will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend has been paid. As a result, it is possible that if we do not pay a cash dividend on the Series B preferred stock in any quarter through the fiscal 2018 (assuming no further issuances of common stock, including as a result of the exercise of stock options, and giving effect to this offering), a change in control will result at that time under our existing various indentures and certain other agreements. As of January 29, 2006, the liquidation preference of our Series B preferred stock was $161.9 million, as we elected not to pay a cash dividend for the quarters ended May 4, 2003, August 3, 2003 and November 2, 2003. The holders of at least a majority of the outstanding Series B preferred stock may elect to deem a sale of our company to be a liquidation.

        Our Series B preferred stock is convertible into our common stock, at the option of the holder, at an initial conversion rate, equal to the quotient of the liquidation preference of our Series B preferred stock, which was $161.9 million as of January 29, 2006, divided by the purchase price of $14 per share, which is subject to adjustments for stock splits, dividends and combinations, reorganizations, mergers, consolidations, reclassifications and the issuance and sale of additional common stock. If at any time after February 12, 2007, the market price of our common stock for any 60 consecutive trading days equals or exceeds 225% of the then conversion price of the Series B preferred stock, we may convert all of the Series B preferred stock into that number of fully paid and nonassessable shares of our common stock determined according to a specified formula. Following conversion of shares of the Series B preferred stock, the holders of the shares of our common stock issued upon conversion will be entitled to receive dividends at the same rate as all other holders of our common stock.

        On or after November 1, 2013, the holders holding a majority of our Series B preferred stock may require us to redeem our Series B preferred stock at a price equal to 100% of the liquidation preference on the redemption date.

        The holders of the Series B preferred stock, voting as a separate series, are currently entitled to elect one director to our board of directors. For all matters put to a stockholder vote, each holder of the Series B preferred stock, voting together with the holders of our common stock, is entitled to the number of votes equal to the number of shares of our common stock into which the shares of our Series B preferred stock could be converted at the record date, or if not established, at the time of such vote.

        On May 8, 2006, we entered into an Amendment to the Investors' Rights Agreement, pursuant to which the Apax affiliates have agreed, as a result of the announcement on or about December 23, 2005 that the Apax affiliates or affiliates of the Apax affiliates had reached an agreement to acquire Tommy Hilfiger Corporation, to cause their remaining director sitting on our Board of Directors to resign on or before the closing of that transaction. Accordingly, on the earlier to occur of (a) the consummation of that acquisition and (b) less than 10% of the shares of Series B preferred stock originally issued remaining outstanding, the Apax affiliates will cause the removal of Christian Näther from our board. The Apax affiliates have also agreed to vote at our annual meeting of stockholders in favor of a proposal to amend our certificate of incorporation to eliminate their right to elect any of our directors.

        As of April 19, 2006, there were 6,116.3 shares of Series B preferred stock outstanding, which were held by the Apax affiliates and which were convertible into 11,566,119 shares of our common stock. In connection with this offering, the Apax affiliates have agreed to convert all of the remaining shares of Series B preferred stock outstanding into 11,566,119 shares of common stock, of which 10,057,495 shares will be sold in this offering. All or a portion of the remaining 1,508,624 shares of common stock may be sold in this offering if the underwriters exercise their option to purchase additional shares. Any of these remaining shares not so purchased by the underwriters will be held by the Apax affiliates immediately following this offering. After the consummation of this offering, there will not be any shares of Series B preferred stock outstanding and the shares designated as Series B preferred stock will automatically revert to undesignated shares of preferred stock.

  Undesignated Preferred Stock

        The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; or

  •
  delaying or preventing a change in control of us without further action by the stockholders.

Delaware Anti-Takeover Law and Certain Charter and By-Law Provisions

        Provisions of Delaware law and our certificate of incorporation and by-laws could make the following more difficult:

  •
  the acquisition of us by means of a tender offer;

  •
  the acquisition of us by means of a proxy contest or otherwise; or

  •
  the removal of our incumbent officers and directors.

        These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

        Requirements for Advance Notification of Stockholder Proposals and Director Nominations. Our by-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

        Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        No Cumulative Voting.    Our certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors.

        Undesignated Preferred Stock.    The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

Registration Rights Agreement

        On February 12, 2003, we entered into a Registration Rights Agreement with certain of the Apax affiliates, as the holders of our Series B preferred stock, and the former stockholders of Calvin Klein, pursuant to which we may be required to register under the Securities Act shares of common stock owned by or issuable to such persons. We must maintain a registration statement for the common stock owned by or issuable to such persons for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act. This prospectus supplement relates to an election by the Apax affiliates, in accordance with the registration rights agreement, that we supplement such continuous offering with a supplementary prospectus to provide for an underwritten offering of common stock received upon conversion of Series B preferred stock.

        Under certain circumstances, if we propose to register the sale of any of our securities under the Securities Act, the Apax affiliates have the right to participate in such registration, and proportionately in any sale.

        In connection with the aforementioned registrations, we will pay certain of the expenses incurred in the registration.

Investors' Rights Agreement

        On February 12, 2003, we entered into an Investors' Rights Agreement with the Apax affiliates in connection with our issuance of the Series B preferred stock. As amended from time to time, this agreement generally provides that:

  •
  the holders of the Series B preferred stock may require that the director elected by them be appointed to the audit committee, the compensation committee, the executive committee, the nominating committee, and/or any other committee performing similar functions;

  •
  for so long as the Apax affiliates own at least 50% of the originally issued shares of Series B preferred stock, we will not, without the prior written consent of at least a majority of the then-outstanding shares of Series B preferred stock: (1) substantially alter our business, (2) effect certain extraordinary transactions or (3) effect any voluntary dissolution, liquidation or reorganization;

  •
  any holder that beneficially owns in excess of 10% of our voting securities will be given the reasonable opportunity to participate in any bidding process in connection with certain sales of us or our assets;

  •
  for so long as at least 50% of the originally issued Series B preferred stock remain outstanding, prior to the issuance or sale of any shares of voting securities or derivative securities, we will generally first give to each holder of Series B preferred stock the opportunity to purchase its ratable portion of such securities; and

  •
  for so long as the holders own voting securities representing in the aggregate at least 10% of the total voting power of our company, the holders are restricted from selling or otherwise disposing of any interest in any of our voting securities other than through a permitted disposition.

        Immediately upon the consummation of this offering, the foregoing provisions of the Investors' Rights Agreement will no longer be applicable.

        In addition, under the terms of the Investors' Rights Agreement, the Apax affiliates are restricted from (1) acquiring additional securities or assets of our company, (2) participating in any solicitation of proxies or consents relating to the election of directors, (3) inducing or attempting to induce any other person to initiate any stockholder proposal to seek election to or seek to place a representative on the board of directors or seek the removal of any member of the Board, (4) depositing any securities of our company in any voting trust or similar arrangement, and (5) forming or joining a group of persons which would require the filing of a Schedule 13D under the Exchange Act.

        On May 8, 2006, we entered into an Amendment to the Investors' Rights Agreement, pursuant to which the Apax affiliates have agreed, as a result of the announcement on or about December 23, 2005 that the Apax affiliates or affiliates of the Apax affiliates had reached an agreement to acquire Tommy Hilfiger Corporation, to cause their remaining director sitting on our Board of Directors to resign on or before the closing of that transaction. Accordingly, on the earlier to occur of (a) the consummation of that acquisition and (b) less than 10% of the shares of Series B preferred stock originally issued remaining outstanding, the Apax affiliates will cause the removal of Christian Näther from our board. The Apax affiliates have also agreed to vote at our annual meeting of stockholders in favor of a proposal to amend our certificate of incorporation to eliminate their right to elect any of our directors. The Investors' Rights Agreement will terminate automatically upon the Apax affiliates beneficially owning in the aggregate less than 10% of our total voting power, which will be the case immediately following the consummation of this offering.

  Preferred Stock Rights Plan

        On June 10, 1986, the Board of Directors declared a distribution of one Right (which we refer to as the "Rights") to purchase Series A cumulative participating preferred stock for each share of common stock. As a result of subsequent stock splits, each outstanding share of common stock now carries with it one-fifth of one Right.

        Under certain circumstances each Right will entitle the registered holder to acquire from our company one one-hundredth of a share of Series A preferred stock at an exercise price of $100. The Right will be exercisable, except in certain circumstances, commencing ten days following a public announcement (i) that a person or group has acquired or obtained the right to acquire 20% or more of the common stock in a transaction not approved by the Board of Directors or (ii) that a person or group has commenced or intends to commence a tender or exchange offer for 30% or more of the common stock, which we refer to as the Distribution Date.

        If we are the surviving corporation in a merger or other business combination, then, under certain circumstances, each holder of a Right will have the right to receive upon exercise the number of shares of common stock having a market value equal to two times the exercise price of the Right.

        In the event we are not the surviving corporation or more than 50% of our company's assets or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive upon the exercise thereof at the then current exercise price of the Right, the number of shares of common stock of the acquiring company having a market value equal to two times the exercise price of the Right.

        At any time prior to the close of business on the Distribution Date, we may redeem the Rights in whole, but not in part, at a price of $0.05 per Right. The Rights will expire June 16, 2006, unless such date is extended or the Rights are earlier redeemed by us. We do not currently intend to extend or renew the Rights.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX
CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a general discussion of material United States federal income and estate tax considerations with respect to the ownership and disposition of our common stock applicable to non-U.S. holders that acquire our common stock pursuant to this offering.

        In general, a "non-U.S. holder" means a beneficial owner of our common stock that is not for United States federal income tax purposes any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or a partnership (or any other entity taxable as a corporation or a partnership for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary or proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset, as defined in the Code (generally property held for investment). This discussion does not address all aspects of United States federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances, nor does it address any aspects of United States federal estate or gift tax or United States state or local taxes or non-U.S. taxes. In addition, this discussion does not address tax considerations applicable to investors who may be subject to special treatment under the United States federal income tax laws (including, without limitation, United States expatriates, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid United States federal income tax, banks or other financial institutions, insurance companies, tax-exempt organizations, dealers in securities or commodities, traders, persons that own (or are deemed to own) more than 5% of our company, persons who hold our common stock as part of a hedge, straddle, conversion transaction or other risk reduction transaction, or persons deemed to sell our common stock under the constructive sale provisions of the Code). In addition, we have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

        If a partnership or other pass-through entity holds our common stock, the tax treatment of a partner in such partnership or member in such entity will generally depend upon the status of the partner or member and the activities of the partnership or other pass-through entity. If you are a partnership or other pass-through entity holding our common stock, or a partner in such partnership or member in such entity, you should consult your tax advisor.

        If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular United States federal income or estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under state, local or foreign tax laws.

Dividends

        Payments on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

        In general, dividends paid by us, if any, to a non-U.S. holder will be subject to United States withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this United States trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to United States withholding tax if the non-U.S. holder provides us with certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), and generally will be subject to United States federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional "branch profits tax" at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. Under applicable Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) is required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty including the provision of the Internal Revenue Service Form W-8BEN.

Gain on Disposition of Common Stock

        In general, a non-U.S. holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of the holder's shares of our common stock unless:

  •
  the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) and, if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

  •
  the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met; or

  •
  we are or have been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which we do not believe that we have been or currently are) at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder's holding period. We do not anticipate becoming a USRPHC. If we were or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to United States federal income tax, provided that our common stock continues to be "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Code).

Federal Estate Tax

        Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

Information Reporting and Backup Withholding

        Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

        A non-U.S. holder generally will be subject to backup withholding and additional information reporting for dividends paid to such holder unless such holder certifies to us under penalty of perjury that it is a non-U.S. holder, and we do not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock by a non-U.S. holder within the United States or conducted through certain United States-related financial intermediaries, unless the holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service by the non-U.S. holder in a timely manner.

        The foregoing discussion of certain United States federal income and estate tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of our common stock should consult his, her or its own tax advisor with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our common stock.

UNDERWRITING

        Lehman Brothers Inc. is acting as sole book-running manager and representative of the underwriters. Under the terms of an underwriting agreement, each of the underwriters named below has severally agreed to purchase from the selling stockholders the respective number of shares of common stock shown opposite its name below:

Underwriter	Number of Shares
Lehman Brothers Inc.	5,380,760
Banc of America Securities LLC	1,307,474
Credit Suisse Securities (USA) LLC	1,307,474
J.P. Morgan Securities Inc.	1,307,474
Piper Jaffray & Co.	754,313

Total	10,057,495

        The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to the selling stockholders for the shares.

	No Exercise	Full Exercise
Per share	$1.615	$1.615
Total	$16,242,854	$18,679,282

        The representative of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.969 per share. After the offering, the representative may change the offering price and other selling terms.

        The costs of the offering that are payable by us are estimated to be $1.2 million (exclusive of underwriting discounts and commissions). We have agreed to pay costs incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions.

Option to Purchase Additional Shares

        The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 1,508,624 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 10,057,495 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

        We, our executive officers and the selling stockholders have agreed that, subject to certain exceptions, without the prior written consent of Lehman Brothers Inc. we and they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that they may be deemed to beneficially own in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 90 days after the date of this prospectus supplement. We are permitted during this period, without the prior consent of Lehman Brothers Inc., to issue shares of our common stock (or other securities convertible into, or exercisable or exchangeable for shares of our common stock) upon conversion of convertible securities, or the exercise of warrants or options outstanding on the date hereof, and to issue employee equity incentives, including stock options and shares of restricted stock pursuant to existing employee benefit plans and associated rights under our Preferred Stock Purchase Rights Agreement.

        Lehman Brothers Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

        From time to time, certain of the underwriters and their related entities have engaged, and may engage in the future, in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions. Lehman Brothers Inc. acted as the broker-dealer for the sale of our

Series B preferred stock to the Apax affiliates, for which it received customary fees and reimbursement of certain expenses. Lehman Brothers Inc. also advised the Apax affiliates with respect to the negotiation of the conversion of the Series B preferred stock in connection with this offering and in connection with the secondary offering of our common stock by the Apax affiliates in July 2005. Lehman Brothers Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Piper Jaffray & Co. were joint book-running managers for the July 2005 secondary offering of common stock. J.P. Morgan Securities Inc. or its affiliates serve as administrative agent, collateral agent and lead arranger and a lender under our senior secured revolving credit facility.

LEGAL MATTERS

        Certain legal matters relating to this offering will be passed upon for the selling stockholders by Dechert LLP, for the underwriters by Dewey Ballantine LLP and on our behalf by Katten Muchin Rosenman LLP, our legal counsel.

        One of our directors, Edward H. Cohen, is of counsel at the law firm of Katten Muchin Rosenman LLP and, as of the date of this prospectus, owns 6,000 shares of our common stock and holds outstanding options to purchase 46,000 shares, of which 31,000 are presently exercisable, or become exercisable within the next 60 days. Mr. Cohen does not share in any fees we pay Katten Muchin Rosenman LLP and his compensation from the firm is not based on our fees.

EXPERTS

        The consolidated financial statements and schedule of Phillips-Van Heusen Corporation at January 29, 2006 and January 30, 2005, and for each of the three years in the period ended January 29, 2006, appearing in this prospectus has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING INFORMATION

        Some of the matters discussed in this prospectus include forward-looking statements based on current expectations, estimates, forecasts and projections, beliefs and assumptions made by our management. You can identify these forward-looking statements by the use of words like "strategy," "expects," "plans," "believes," "will," "estimates," "intends," "projects," "goals," "targets," "anticipates," "hopes" and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

        Even though we believe our expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. Investors are cautioned that such forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy, and some of which might not be anticipated, including, without limitation, the following: (i) our plans, strategies, objectives, expectations and intentions are subject to change at any time at our discretion; (ii) the levels of sales of our apparel and footwear products, both to our wholesale customers and in our retail stores, and the levels of sales of our licensees at wholesale and retail, and the extent of discounts and promotional pricing in which we and our licensees and other business partners are required to engage, all of which can be affected by weather conditions, changes in the economy, fuel prices, reductions in travel, fashion trends, consolidations, repositionings and bankruptcies in the retail industries, repositioning of brands by our licensors and other factors; (iii) our plans and results of operations will be affected by our ability to manage our growth and inventory, including our ability to realize revenue growth from developing and growing Calvin Klein; (iv) our operations and results could be affected by quota restrictions and the imposition of safeguards (which, among other things, could limit our ability to produce products in cost-effective countries that have the labor and technical expertise needed), the availability and cost of raw materials (particularly petroleum-based synthetic fabrics, which are currently in high demand), our ability to adjust timely to changes in trade regulations and the migration and development of manufacturers (which can affect where our products can best be produced), and civil conflict, war or terrorist acts, the threat of any of the foregoing or political and labor instability in the United States or any of the countries where our products are or are planned to be produced; (v) disease epidemics and health related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas; (vi) acquisitions and issues arising with acquisitions and proposed transactions, including without limitation, the ability to integrate an acquired entity into us with no substantial adverse affect on the acquired entity's, or our existing operations, employee relationships, vendor relationships, customer relationships or financial performance; (vii) the failure of our licensees to market successfully licensed products or to preserve the value of our brands, or their misuse of our brands and (viii) other risks and uncertainties indicated from time to time in our filings with the Securities and Exchange Commission. You are cautioned not to unduly rely on these forward-looking statements when evaluating the information included or incorporated by reference into this prospectus.

        The forward-looking statements in this prospectus supplement and accompanying base prospectus speak only as of the date of this prospectus supplement or the base prospectus, respectively, or other dates as specified in this prospectus or base prospectus, respectively. We undertake no obligation to review or revise any particular forward-looking statements included or incorporated by reference in this prospectus to reflect events, conditions or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

Schedule II—Valuation and Qualifying Accounts	F-33

PHILLIPS-VAN HEUSEN CORPORATION

CONSOLIDATED INCOME STATEMENTS
(In thousands, except per share data)

	2005	2004	2003
Net sales	$1,697,254	$1,460,235	$1,425,716
Royalty and other revenues	211,594	181,193	143,120

Total revenues	1,908,848	1,641,428	1,568,836
Cost of goods sold	1,017,793	890,437	924,477

Gross profit	891,055	750,991	644,359
Selling, general and administrative expenses	684,209	621,855	588,577
Gain on sale of investments	—	743	3,496

Income before interest and taxes	206,846	129,879	59,278
Interest expense	34,390	44,643	37,476
Interest income	5,813	1,786	1,104

Income before taxes	178,269	87,022	22,906
Income tax expense	66,581	28,407	8,200

Net income	111,688	58,615	14,706
Preferred stock dividends on convertible stock	12,918	21,122	20,027
Preferred stock dividends on converted stock	2,051	—	—
Inducement payment and offering costs	14,205	—	—

Net income (loss) available to common stockholders	$82,514	$37,493	$(5,321)

Basic net income (loss) per common share	$2.15	$1.20	$(0.18)

Diluted net income (loss) per common share	$1.85	$1.14	$(0.18)

See notes to consolidated financial statements.

PHILLIPS-VAN HEUSEN CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	January 29, 2006	January 30, 2005
ASSETS
Current Assets:
Cash and cash equivalents	$267,357	$124,114
Accounts receivable, net of allowances for doubtful accounts of $3,111 and $3,085	96,757	93,447
Inventories	257,719	242,885
Prepaid expenses	18,122	18,975
Other, including deferred taxes of $23,435 and $13,666	23,693	13,943

Total Current Assets	663,648	493,364
Property, Plant and Equipment, net	158,492	154,630
Goodwill	199,999	174,518
Tradenames	612,966	612,772
Perpetual License Rights	86,000	86,000
Other Intangible Assets	420	480
Other Assets	25,914	27,818

	$1,747,439	$1,549,582

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$61,596	$54,531
Accrued expenses	145,269	133,405
Deferred revenue	17,751	20,557

Total Current Liabilities	224,616	208,493
Long-Term Debt	399,525	399,512
Other Liabilities, including deferred taxes of $232,484 and $187,199	350,710	312,805
Series B convertible preferred stock, par value $100 per share; 6,116 and 10,000 shares authorized, issued and outstanding	161,926	264,746
Stockholders' Equity:
Preferred stock, par value $100 per share; 150,000 total shares authorized, including Series B convertible (125,000 shares designated as Series A; 18,884 and 15,000 shares undesignated); no Series A or undesignated shares outstanding	—	—
Common stock, par value $1 per share; 100,000,000 shares authorized; 43,236,485 and 32,452,403 shares issued	43,236	32,452
Additional capital	346,061	185,670
Retained earnings	255,360	178,507
Accumulated other comprehensive loss	(33,995)	(32,024)

	610,662	364,605
Less: 39,685 shares of common stock held in treasury as of January 30, 2005—at cost	—	(579)

Total Stockholders' Equity	610,662	364,026

	$1,747,439	$1,549,582

See notes to consolidated financial statements.

PHILLIPS-VAN HEUSEN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollar amounts in thousands)

	2005	2004	2003
Operating activities
Net income	$111,688	$58,615	$14,706
Adjustments to reconcile to net cash provided by operating activities:
Depreciation	31,519	28,972	25,750
Amortization	3,962	3,050	2,820
Deferred taxes	51,871	23,649	3,944
Impairment of long-lived assets	1,032	528	12,147
Prepayment penalty on early extinguishment of debt	—	7,293	—
Changes in operating assets and liabilities:
Accounts receivable	(3,310)	3,244	3,603
Inventories	(14,834)	(24,457)	27,039
Accounts payable, accrued expenses and deferred revenue	16,123	26,074	(17,316)
Prepaid expenses	853	4,123	(9,465)
Other, net	(9,519)	11,558	(7,005)

Net Cash Provided By Operating Activities	189,385	142,649	56,223

Investing activities
Purchase of property, plant and equipment	(37,443)	(46,195)	(31,970)
Acquisition of Arrow, including related fees	(194)	(70,539)	—
Contingent purchase price payments to Mr. Calvin Klein	(25,481)	(22,246)	(16,955)
Investment in minority interests	(768)	—	—
Sale of investments	—	743	17,234
Acquisition of Calvin Klein, net of acquired cash	—	—	(401,565)

Net Cash Used By Investing Activities	(63,886)	(138,237)	(433,256)

Financing activities
Proceeds from exercise of stock options	52,648	24,758	3,577
Acquisition of treasury shares	(69)	(125)	(68)
Cash dividends on common stock	(5,661)	(4,635)	(4,555)
Cash dividends on convertible preferred stock	(12,918)	(21,122)	—
Cash dividends on converted preferred stock	(2,051)	—	—
Inducement payment and offering costs	(14,205)	—	—
Purchase and redemption, including prepayment penalty, of 9 1/2% senior subordinated notes	—	(157,293)	—
Proceeds from issuance of 7 1/4% senior unsecured notes, net of related fees	—	145,131	—
Proceeds from issuance of 10% secured term loan	—	—	125,000
Repayment of 10% secured term loan	—	—	(125,000)
Proceeds from issuance of 8 1/8% senior unsecured notes, net of related fees	—	—	144,696
Proceeds from issuance of Series B convertible preferred stock, net of related fees	—	—	249,250
Proceeds from revolving line of credit	—	—	16,500
Payments on revolving line of credit	—	—	(16,500)

Net Cash Provided (Used) By Financing Activities	17,744	(13,286)	392,900

Increase (decrease) in cash	143,243	(8,874)	15,867
Cash at beginning of year	124,114	132,988	117,121

Cash at end of year	$267,357	$124,114	$132,988

See notes to consolidated financial statements.

PHILLIPS-VAN HEUSEN CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In thousands, except share and per share data)

	Common Stock
					Accumulated Other Comprehensive Loss
	Shares	$1 par Value	Additional Capital	Retained Earnings		Treasury Stock	Stockholders' Equity
February 2, 2003	27,812,954	$27,813	$123,645	$155,525	$(34,370)	$(386)	$272,227
Net income				14,706			14,706
Minimum pension liability, net of tax benefit of $400					(530)		(530)
Foreign currency translation adjustments, net of tax benefit of $111					(181)		(181)

Total comprehensive income							13,995
Stock options exercised	296,864	297	3,280				3,577
Tax benefit from exercise of stock options			371				371
Issuance of common stock and warrant related to Calvin Klein acquisition	2,535,926	2,536	28,101				30,637
Common stock dividends				(4,555)			(4,555)
Convertible preferred stock dividends				(20,027)			(20,027)
Acquisition of 4,464 treasury shares						(68)	(68)

February 1, 2004	30,645,744	30,646	155,397	145,649	(35,081)	(454)	296,157
Net income				58,615			58,615
Minimum pension liability, net of tax expense of $1,856					3,013		3,013
Foreign currency translation adjustments, net of tax expense of $27					44		44

Total comprehensive income							61,672
Stock options exercised	1,806,659	1,806	22,952				24,758
Tax benefit from exercise of stock options			7,321				7,321
Common stock dividends				(4,635)			(4,635)
Convertible preferred stock dividends				(21,122)			(21,122)
Acquisition of 6,640 treasury shares						(125)	(125)

January 30, 2005	32,452,403	32,452	185,670	178,507	(32,024)	(579)	364,026
Net income				111,688			111,688
Minimum pension liability, net of tax benefit of $1,129					(1,842)		(1,842)
Foreign currency translation adjustments, net of tax benefit of $79					(129)		(129)

Total comprehensive income							109,717
Stock options exercised	3,482,064	3,482	49,166				52,648
Tax benefit from exercise of stock options			16,355				16,355
Common stock dividends				(5,661)			(5,661)
Convertible preferred stock dividends				(12,918)			(12,918)
Converted preferred stock dividends				(2,051)			(2,051)
Inducement payment and offering costs				(14,205)			(14,205)
Acquisition of 2,616 treasury shares						(69)	(69)
Conversion of convertible preferred stock	7,302,018	7,302	94,870			648	102,820

January 29, 2006	43,236,485	$43,236	$346,061	$255,360	$(33,995)	$—	$610,662

See notes to consolidated financial statements.

PHILLIPS-VAN HEUSEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar and share amounts in thousands, except per share data)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation—The consolidated financial statements include the accounts of Phillips-Van Heusen Corporation and its subsidiaries (the "Company"). Intercompany accounts and transactions have been eliminated in consolidation.

        Use of Estimates—The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates.

        Fiscal Year—Fiscal years are designated in the consolidated financial statements and notes by the calendar year in which the fiscal year commences. Results for 2005, 2004 and 2003 represent the 52 weeks ended January 29, 2006, January 30, 2005 and February 1, 2004, respectively.

        Reclassifications—For comparative purposes, certain prior period amounts have been reclassified to conform to the current period's presentation.

        Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

        Goodwill and Other Intangible Assets—Goodwill is tested for impairment annually, and between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Under Financial Accounting Standards Board (FASB) Statement No. 142, "Goodwill and Other Intangible Assets," reporting units are defined as an operating segment or one level below the operating segment, called a component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Under these criteria, as of January 29, 2006, the Company had nine reporting units. The Company's goodwill relates to and is directly assigned to three of its reporting units. An impairment loss would be recognized if the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit and the carrying amount of reporting unit goodwill is determined to exceed the implied fair value of that goodwill. The estimated fair value of a reporting unit is calculated based on the reporting unit's percentage contribution of earnings to the Company and applied to the estimated fair market value of the Company.

        Indefinitely lived intangible assets not subject to amortization are tested for impairment annually, and between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Intangible assets with a definite life, which are thus subject to amortization, are tested for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized if the carrying amount of the asset exceeds the fair value of the asset, which is determined using the estimated undiscounted cash flows associated with the asset's use.

        No impairment of goodwill or other intangible assets resulted from the Company's required annual impairment tests in 2005, 2004 and 2003.

        Asset Impairments—The Company reviews for and records impairment losses on long-lived assets (excluding goodwill and other indefinitely lived intangible assets) in accordance with FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company records impairment losses when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by the related assets are less than the carrying amounts of those assets.

        Inventories—Inventories related to our wholesale operations, comprised principally of finished goods, are stated at the lower of cost or market. Inventories related to our retail operations, comprised entirely of finished goods, are valued at the lower of average cost or market using the retail inventory method. Under the retail inventory method, the valuation of inventories at cost is calculated by applying a cost-to-retail ratio to the retail value inventories. Permanent and point of sale markdowns, when recorded, reduce both the retail and cost components of inventory on hand so as to maintain the already established cost-to-retail relationship. Cost for certain apparel inventories of $136,978 (2005) and $128,004 (2004) is determined using the last-in, first-out method (LIFO). Cost for all other inventories is determined using the first-in, first-out method (FIFO). At January 29, 2006 and January 30, 2005, no LIFO reserve was recorded because LIFO cost approximated FIFO cost.

        Property, Plant and Equipment—Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is generally provided over the estimated useful lives of the related assets on a straight-line basis. The range of useful lives is as follows: Buildings and building improvements: 15-40 years; machinery, software and equipment: 2-10 years; furniture and fixtures: 7-10 years. Fixtures located in third party customer locations ("shops within a store") and their related costs are depreciated over three years. Leasehold improvements are depreciated using the straight-line method over the lesser of the term of the related lease or the estimated useful life of the asset. In certain circumstances, contractual renewal options are considered when determining the term of the related lease. Major additions and betterments are capitalized, and repairs and maintenance are charged to operations in the period incurred.

        Deferred Rent Obligations and Contributions from Landlords—The Company accounts for rent expense under non-cancelable operating leases with scheduled rent increases on a straight-line basis over the lease term. The excess of straight-line rent expense over scheduled payments is recorded as a deferred liability. In addition, the Company receives build out contributions from landlords primarily as an incentive for the Company to lease retail store space from the landlords. Such amounts are amortized as a reduction of rent expense over the life of the related lease.

        Revenue Recognition—Sales are recognized upon shipment of products to customers since title passes upon shipment and, in the case of sales by the Company's outlet stores, when goods are sold to consumers. Allowances for estimated returns and discounts are provided when sales are recorded. Revenue from gift cards is recognized at the time of redemption. Royalty revenue for licensees whose sales exceed contractual sales minimums, including licensee contributions toward advertising, is recognized when licensed products are sold by the Company's licensees. For licensees whose sales do not exceed contractual sales minimums, royalty revenue is recognized based on contractual minimums.

        Accounts Receivable—Accounts receivable as shown on the Consolidated Balance Sheets is net of allowances. An allowance for doubtful accounts is determined through an analysis of the aging of accounts receivable and assessments of collectibility based on historic trends, the financial condition of the Company's customers and an evaluation of economic conditions. The Company writes off uncollectible trade receivables once collection efforts have been exhausted and third parties confirm the balance is not recoverable. Costs associated with potential returns of products as well as allowable customer markdowns and operational chargebacks, net of the expected recoveries, are part of the provision for allowances included in accounts receivable. These provisions result from divisional seasonal negotiations, as well as historic deduction trends net of expected recoveries, and the evaluation of current market conditions.

        Cost of Sales and Selling, General and Administrative Expenses—Costs associated with the production and procurement of product are included in cost of sales, including inbound freight costs, purchasing and receiving costs, inspection costs, internal transfer costs and other product procurement related charges. All other expenses, excluding interest and income taxes, are included in selling, general and administrative expenses, including warehousing and distribution expenses, as the predominant expenses associated therewith are general and administrative in nature, including rent, utilities and payroll.

        Sales Incentives—The Company uses certain sales incentive programs related to the Company's retail operations, such as a customer loyalty program and the issuance of coupons. The Company's loyalty program is structured such that customers receive gift cards for future use after specified levels of spending are achieved. Costs associated with the Company's loyalty program are recorded ratably as a cost of sales based on enrolled customers' spending. Costs associated with coupons are recorded as a reduction of revenue at the time of coupon redemption.

        Advertising—Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Costs associated with cooperative advertising programs, under which the Company generally shares the cost of a customer's advertising expenditures, are treated as a reduction of revenue. Advertising expenses totaled $105,875 (2005), $88,063 (2004) and $64,803 (2003).

        Shipping and Handling Fees and Costs—Shipping and handling fees billed to customers are included in net sales. Internal and external shipping and handling costs are included in cost of sales. Such costs include inbound freight costs, inspection costs, internal transfer costs and other product procurement related charges.

        Income Taxes—The Company has recorded its provision for income taxes under the asset and liability method in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates that will be in effect at the time such differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

        Foreign Currency Translations—The consolidated financial statements of the Company are prepared in United States dollars, as this is the currency of the primary economic environment in which the Company operates, and the vast majority of its revenue is received and expenses are disbursed in United States dollars. Where the functional currency of business units is not the United States dollar, balance sheet accounts are translated at the current exchange rate and income statement transactions are translated at the average exchange rate for the period. Adjustments resulting from translating the financial statements of business units which do not use the United States dollar as their functional currency are recorded in stockholders' equity as a component of accumulated other comprehensive loss.

        Stock-Based Compensation—The Company accounts for its stock options under the intrinsic value method of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure requirements of FASB Statement No. 123, "Accounting for Stock-Based Compensation," as amended by FASB Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." Under APB Opinion No. 25, the Company does not recognize compensation expense because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant.

        The following table illustrates the effect on net income and net income (loss) per common share as if the Company had applied the fair value recognition provisions of FASB Statement No. 123:

	2005	2004	2003
Net income—as reported	$111,688	$58,615	$14,706
Deduct: Stock-based compensation expense determined under fair value method, net of related tax effects	7,762	8,006	3,385

Net income—as adjusted	$103,926	$50,609	$11,321

Net income (loss) per common share:
Basic—as reported	$2.15	$1.20	$(0.18)

Diluted—as reported	$1.85	$1.14	$(0.18)

Basic—as adjusted	$1.95	$0.95	$(0.29)

Diluted—as adjusted	$1.70	$0.90	$(0.29)

        The assumptions used to calculate the fair value of stock options at their grant dates are presented in Note 11, "Stockholders' Equity."

        New Accounting Standards—In November 2004, the FASB issued Statement No. 151, "Inventory Costs." FASB Statement No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current period charges. FASB Statement No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. As such, the Company will adopt the provisions of FASB Statement No. 151 in the first quarter of 2006. The Company does not expect this to have a material impact on the Company's consolidated financial statements.

        In December 2004, the FASB issued Statement No. 123R, "Share-Based Payment," which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and FASB Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." FASB Statement No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. FASB Statement No. 123R is effective for the first annual period beginning after June 15, 2005. As such, the Company will adopt the requirements of FASB Statement No. 123R on a prospective basis beginning in the first quarter of 2006. The Company estimates that adoption of FASB Statement No. 123R in 2006 will decrease the Company's full year 2006 diluted net income per common share by approximately $0.10 to $0.11, dependent, in part, on the timing and amount of any future stock option grants.

        In October 2005, the FASB issued Staff Position No. FAS 13-1, "Accounting for Rental Costs Incurred During a Construction Period." FASB Staff Position No. FAS 13-1 requires that rental costs associated with operating leases that are incurred during a construction period be recognized as rental expense and allocated over the lease term in accordance with the guidance in FASB Statement No. 13, "Accounting for Leases," and FASB Technical Bulletin No. 85-3, "Accounting for Operating Leases with Scheduled Rent Increases." FASB Staff Position No. FAS 13-1 is effective with reporting periods beginning after December 15, 2005. As such, the Company will adopt the provisions of FASB Staff Position No. FAS 13-1 in the first quarter of 2006. The Company does not expect this to have a material impact on the Company's consolidated financial statements.

2.     ACQUISITION OF ARROW

        On December 10, 2004, the Company acquired the Arrow brand worldwide and the related licensing business from affiliates of Cluett American Group, Inc. for $70,539 in cash. The Company incurred additional costs of $194 in 2005 in connection with the acquisition. The transaction consisted of the acquisition from Cluett American Corp., Consumer Direct Corporation and Cluett Peabody Holding Corp. of all of the outstanding shares of common stock of Cluett Peabody Resources Corporation (Resources) and Cluett Peabody & Co., Inc. (CP&Co.). Resources is the worldwide owner of the Arrow trademark, principally for apparel, footwear and related goods, and certain related marks. CP&Co. licenses the Arrow marks from Resources and, in turn, licenses them to third parties throughout the world. Prior to the acquisition the Company had been licensing the Arrow marks in the United States from Resources and CP&Co. since mid-2000 for use on and in connection with men's and boys' dress shirts and sportswear.

3.     ACQUISITION OF CALVIN KLEIN

        On February 12, 2003, the Company purchased all of the issued and outstanding stock of Calvin Klein, Inc. and certain affiliated companies. The Company paid $401,565 in cash, net of $6,435 cash acquired, and issued 2,536 shares of the Company's common stock, valued at $30,000, in connection with the acquisition. The purchase price also included, in consideration of Mr. Calvin Klein's sale to the Company of all of his rights under a design services letter agreement with Calvin Klein, Inc., a nine-year warrant in favor of Mr. Klein to purchase 320 shares of the Company's common stock at $28.00 per share, which the Company valued at $637 using the Black-Scholes model, and contingent purchase price payments for 15 years based on 1.15% of total worldwide net sales of products bearing any of the Calvin Klein brands. Such contingent purchase price payments are recorded as additions to goodwill.

4.     PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment, at cost, are summarized as follows:

	2005	2004
Land	$1,090	$1,090
Buildings and building improvements	27,665	27,341
Machinery, software and equipment	162,948	158,879
Furniture and fixtures	100,291	91,298
Shops within a store	7,789	5,294
Leasehold improvements	90,155	80,418

Property, plant and equipment, gross	389,938	364,320
Less: Accumulated depreciation	(231,446)	(209,690)

Property, plant and equipment, net	$158,492	$154,630

5.     GOODWILL AND OTHER INTANGIBLE ASSETS

        The changes in the carrying amount of goodwill, by segment, are as follows:

	Wholesale	Calvin Klein Licensing	Total
Balance as of February 1, 2004	$94,742	$63,977	$158,719
Calvin Klein acquisition liability adjustment	—	(3,784)	(3,784)
Realization of acquisition tax loss carryforwards	(2,663)	—	(2,663)
Contingent purchase price payments to Mr. Calvin Klein	—	22,246	22,246

Balance as of January 30, 2005	92,079	82,439	174,518
Contingent purchase price payments to Mr. Calvin Klein	—	25,481	25,481

Balance as of January 29, 2006	$92,079	$107,920	$199,999

        As of February 1, 2004, January 30, 2005 and January 29, 2006, no goodwill was associated with the Retail Apparel and Related Products or the Retail Footwear and Related Products segments.

        In 2000, the Company acquired net operating loss carryforwards in connection with the acquisition of certain license agreements and recorded a valuation allowance for such carryforwards. In 2004, the Company determined that realization of these loss carryforwards was more likely than not, and the valuation allowance of $2,663 was reversed as a reduction of goodwill.

        Intangible assets subject to amortization consist of a covenant not to compete with balances as follows:

	Gross Carrying Amount	Accumulated Amortization	Net
Balance as of February 1, 2004	$600	$60	$540
Amortization	—	60	(60)

Balance as of January 30, 2005	600	120	480
Amortization	—	60	(60)

Balance as of January 29, 2006	$600	$180	$420

        Amortization expense is expected to be $60 in each of the next seven years.

        Intangible assets not subject to amortization consist of the following:

	2005	2004
Tradenames	$612,966	$612,772
Perpetual license rights	86,000	86,000

Total	$698,966	$698,772

        At the end of 2005, accumulated amortization was $16,849 for goodwill and $647 for other intangible assets. At the end of 2004, accumulated amortization was $16,849 for goodwill and $587 for other intangible assets.

6.     SALE OF INVESTMENTS

        In 2004, the Company sold an investment in marketable securities for $743.

        In 2003, the Company sold its minority interest in Gant Company AB for $17,234, net of related fees, which resulted in a pre-tax gain of $3,496.

7.     LONG-TERM DEBT

        Long-term debt is as follows:

	2005	2004
7 1/4% senior unsecured notes due 2011	$150,000	$150,000
8 1/8% senior unsecured notes due 2013	150,000	150,000
7 3/4% debentures due 2023	99,525	99,512

Total	$399,525	$399,512

        On February 18, 2004, the Company issued $150,000 of senior unsecured notes due 2011. The net proceeds of the offering after related fees were $145,131. The notes accrue interest at the rate of 7 1/4% per annum, which is payable semi-annually. The Company used the net proceeds of the issuance of the 7 1/4% senior unsecured notes and available cash to purchase and redeem its 9 1/2% senior subordinated notes due 2008. The total cash paid for purchase and redemption, including a prepayment penalty, was $157,293. The fair value of the 7 1/4% senior unsecured notes on January 29, 2006, based on current market price, was approximately $152,250. In connection with the 7 1/4% senior unsecured notes, the Company must maintain, among other things, a certain interest coverage ratio in order to make restricted payments, as defined in the indenture governing the notes, including cash dividends.

        In connection with the Calvin Klein acquisition, the Company entered into a 10% secured term loan agreement for $125,000 with the holders of the Company's Series B convertible preferred stock. On May 5, 2003, the Company issued $150,000 of senior unsecured notes due 2013. The net proceeds of the offering after related fees were $144,696. The Company used a portion of the net proceeds of the issuance to repay the $125,000 10% secured term loan from the holders of the Series B convertible preferred stock, plus accrued interest. The notes accrue interest at the rate of 8 1/8% per annum, which is payable semi-annually. The fair value of these notes on January 29, 2006, based on current market price, was approximately $157,875. In connection with the 8 1/8% senior unsecured notes, the Company must maintain, among other things, a certain interest coverage ratio in order to make restricted payments, as defined in the indenture governing the notes, including cash dividends.

        The Company issued $100,000 of 7 3/4% debentures due 2023 on November 15, 1993 with a yield to maturity of 7.80%. Interest is payable semi-annually. The fair value of these debentures on January 29, 2006, based on current market price, was approximately $104,375. In connection with the debentures, the Company must maintain a certain level of stockholders' equity in order to make restricted payments, as defined in the indenture governing the debentures, including cash dividends.

        The Company has a secured revolving credit facility which provides for revolving credit borrowings, as well as the issuance of letters of credit. The Company may, at its option, borrow and repay amounts up to a maximum of $325,000 under both the revolving credit borrowings and the issuance of letters of credit, with a sublimit of $30,000 for standby letters of credit and with no sublimit on trade letters of credit. Advances under the Revolving Credit Agreement are also limited to a borrowing base consisting of specified percentages of eligible categories of assets. Borrowing spreads and letters of credit fees are based on spreads above LIBOR and other available interest rates, with the spreads changing based upon a pricing grid. For example, revolving credit spreads range from 0 to 25 basis points over prime on prime rate loans, 125 to 225 basis points over LIBOR on LIBOR rate loans and 75 to 150 basis points on outstanding letters of credit. All outstanding borrowings and letters of credit under this credit facility are due December 15, 2009. As of January 29, 2006, the Company had no borrowings and $156,118 outstanding letters of credit under this facility.

        In connection with the revolving credit facility, the 7 3/4% debentures due 2023 and the Company's obligation to pay contingent purchase price payments to Mr. Calvin Klein (as further discussed in Note 3, "Acquisition of Calvin Klein"), substantially all of the Company's assets have been pledged as collateral.

        Interest paid was $32,507 (2005), $39,459 (2004) and $32,993 (2003). 2004 interest paid includes a $7,293 prepayment penalty on the early extinguishment of debt.

        There are no scheduled maturities of long-term debt until 2011.

8.     RETIREMENT AND BENEFIT PLANS

        The Company has noncontributory defined benefit pension plans covering substantially all United States employees meeting certain age and service requirements. For those vested (after five years of service), the plans provide monthly benefits upon retirement based on career compensation and years of credited service. It is the Company's policy to fund pension cost annually in an amount consistent with Federal law and regulations.

        The Company also has an unfunded supplemental defined benefit pension plan which provides benefits for compensation in excess of Internal Revenue Service earnings limits and requires lump sum payments to vested employees upon employment termination or retirement, or shortly thereafter.

        The Company and its domestic subsidiaries also provide certain postretirement health care and life insurance benefits. Retirees contribute to the cost of this plan, which is unfunded. During 2002, the postretirement plan was amended to eliminate benefits for active participants who, as of January 1, 2003, had not attained age 55 and 10 years of service.

        On December 8, 2003, President Bush signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 into law. In May 2004, the FASB issued FASB Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which provides guidance on accounting for the Medicare subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. This guidance is effective for periods beginning after June 15, 2004. The benefits provided by the Company's postretirement plan are actuarially equivalent to Medicare Part D. As such, the Company has included the effects of the Medicare subsidy in measuring the accumulated postretirement benefit obligation and the net periodic postretirement benefit cost for 2005.

        The measurement date used to determine pension and postretirement measurements for the pension plans and postretirement plan for each year is December 31.

        Following is a reconciliation of the changes in the projected benefit obligation (pension plans) and the accumulated postretirement benefit obligation (postretirement plan) for each of the last two years:

	Pension Plans		Postretirement Plan
	2005	2004	2005	2004
Beginning of year	$216,060	$194,755	$39,639	$38,997
Service cost	6,055	5,176	—	—
Interest cost	13,105	12,262	1,698	2,341
Settlement payments	(8,925)	—	—	—
Special termination benefits	432	—	211	—
Benefit payments	(8,872)	(9,504)	—	—
Benefit payments, net of retiree contributions	—	—	(2,755)	(2,471)
Reflection of Medicare subsidy	—	—	(1,644)	—
Actuarial loss (gain)	14,680	12,586	(8,578)	772
Plan amendments	—	785	—	—

End of year	$232,535	$216,060	$28,571	$39,639

        Settlement payments in 2005 relate to the Company's supplemental pension plan and resulted principally from the retirement of Bruce J. Klatsky, the Company's Chairman and former Chief Executive Officer. The special termination benefits for the pension and postretirement plans in 2005 relate to Mr. Klatsky's retirement.

        The effects of the Medicare subsidy on the interest cost and actuarial loss components included in the above table were immaterial for 2005.

        The accumulated benefit obligation for the pension plans was $218,551 and $203,586 at the end of 2005 and 2004, respectively.

        Following is a reconciliation of the fair value of the assets held by the Company's pension plans for each of the last two years:

	2005	2004
Beginning of year	$161,277	$127,092
Actual return, net of plan expenses	10,955	18,307
Benefit payments	(8,872)	(9,504)
Settlement payments	(8,925)	—
Company contributions	11,425	25,382

End of year	$165,860	$161,277

        The pension plan assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling pension expense volatility and future contributions. Plan assets are diversified among United States equities, international equities, fixed income investments and cash. The strategic target allocation is approximately 55% United States equities, 15% international equities and 30% fixed income investments. The following table illustrates the percentage of the fair value of total pension plan assets for each major category:

	2005	2004
United States equities	60%	61%
International equities	17%	16%
Fixed income investments	23%	23%

Total	100%	100%

        Certain of the Company's pension plans, including the unfunded supplemental pension plan, have projected and accumulated benefit obligations in excess of plan assets as follows:

	2005	2004
Aggregate projected benefit obligation	$232,535	$211,896
Aggregate fair value of related plan assets	165,860	157,090
Aggregate accumulated benefit obligation	214,288	196,707
Aggregate fair value of related plan assets	161,490	153,695

        Net benefit cost recognized in each of the last three years is as follows:

	Pension Plans			Postretirement Plan
	2005	2004	2003	2005	2004	2003
Service cost, including plan expenses	$6,215	$5,336	$4,156	$—	$—	$—
Interest cost	13,105	12,262	11,514	1,698	2,341	2,444
Amortization of net loss	8,455	6,976	3,867	400	1,238	1,166
Expected return on plan assets	(13,155)	(12,535)	(11,796)	—	—	—
Amortization of prior service cost	1,567	1,981	1,856	(444)	(444)	(444)
Settlement loss	3,949	—	—	—	—	—
Special termination benefits	432	—	—	211	—	—

Total	$20,568	$14,020	$9,597	$1,865	$3,135	$3,166

        The settlement loss in 2005 resulted principally from the retirement of Bruce J. Klatsky, the Company's Chairman and former Chief Executive Officer.

        Following is a reconciliation of the projected benefit obligation (pension plans) and the accumulated postretirement benefit obligation (postretirement plan) at the end of each of the last two years to the amounts recognized on the Company's Consolidated Balance Sheets:

	Pension Plans		Postretirement Plan
	2005	2004	2005	2004
Projected benefit obligation	$232,535	$216,060	$28,571	$39,639
Unrecognized prior service cost	(806)	(2,373)	3,991	4,435
Unrecognized losses	(68,943)	(64,626)	(6,740)	(17,362)
Employer contributions made after December 31	(30,215)	(3,323)	(178)	(204)
Minimum pension liability	54,402	51,431	—	—
Plan assets at fair value	(165,860)	(161,277)	—	—

Amount recognized in other liabilities	$21,113	$35,892	$25,644	$26,508

        During 2006, the Company expects to make payments of approximately $4,800 from its supplemental pension plan to Mark Weber, the Company's former Chief Executive Officer, in connection with his departure from the Company in February 2006. Currently, the Company does not expect to make any material contributions to its qualified pension plans and expects to make contributions of approximately $2,700 to its postretirement plan in 2006. Expected benefit payments associated with the Company's pension plans, and expected benefit payments net of retiree contributions associated with the Company's postretirement plan, are as follows:

		Postretirement Plan
	Pension Plans	Excluding Medicare Subsidy Receipts	Expected Medicare Subsidy Receipts
2006	$10,035	$2,865	$(186)
2007	11,221	2,921	(192)
2008	11,252	2,939	(194)
2009	12,424	2,984	(195)
2010	12,940	2,982	(190)
2011-2015	88,985	13,100	(816)

        The health care cost trend rate assumed for 2006 is 9.5% and is assumed to decrease by 0.5% per year through 2015. Thereafter, the rate assumed is 5.0%. If the assumed health care cost trend rate increased or decreased by 1%, the aggregate effect on the service and interest cost components of the net postretirement benefit cost for 2005 and on the accumulated postretirement benefit obligation at January 29, 2006 would be as follows:

	1% Increase	1% Decrease
Impact on service and interest cost	$128	$(114)
Impact on year-end accumulated postretirement benefit obligation	2,253	(1,998)

        Significant weighted average rate assumptions used in determining the projected and accumulated benefit obligations at the end of each year and benefit cost in the following year were as follows:

	2005	2004	2003
Discount rate	5.92%	6.00%	6.25%
Rate of increase in compensation levels (applies to pension plans only)	4.00%	4.00%	4.00%
Long-term rate of return on assets (applies to pension plans only)	8.25%	8.25%	8.25%

        To develop the expected weighted average long-term rate of return on assets assumption, the Company considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

        In addition to the defined benefit pension plans described above, the Company has an unfunded supplemental defined benefit plan covering 23 current and retired executives under which the participants will receive a predetermined amount during the 10 years following the attainment of age 65, provided that prior to the termination of employment with the Company, the participant has been in the plan for at least 10 years and has attained age 55. At January 29, 2006 and January 30, 2005, $15,859 and $16,913, respectively, are included in other liabilities as the accrued cost of this plan.

        The Company has a savings and retirement plan and a supplemental savings plan for the benefit of its eligible employees who elect to participate. The Company matches a portion of employee contributions to the plans. Matching contributions were $4,388 (2005), $3,706 (2004) and $3,863 (2003).

9.     INCOME TAXES

        Income taxes consist of:

	2005	2004	2003
Federal:
Current	$9,649	$696	$—
Deferred	47,340	25,760	3,944
State, foreign and local:
Current	5,061	4,062	4,256
Deferred	4,531	(2,111)	—

Total	$66,581	$28,407	$8,200

        Included as deferred tax expense for 2005 is a $16,355 current tax benefit from the exercise of stock options.

        Taxes paid were $7,472 (2005), $4,138 (2004) and $4,389 (2003).

        The approximate tax effect of items giving rise to the deferred income tax liability recognized in the Company's Consolidated Balance Sheets is as follows:

	2005	2004
Depreciation and amortization	$(15,821)	$(19,534)
Employee compensation and benefits	11,644	18,330
Tax loss and credit carryforwards	43,368	61,877
Minimum pension liability	20,673	19,544
Book versus tax basis difference related to identifiable intangible assets	(231,800)	(231,800)
Acquisition costs	(25,948)	(13,528)
Other, net	(4,880)	(2,348)

Subtotal	(202,764)	(167,459)
Valuation allowance for state net operating loss carryforwards	(6,285)	(6,074)

Total	$(209,049)	$(173,533)

        As of the end of 2005, the Company has utilized all of its Federal net operating loss carryforwards. Included in the tax loss and credit carryforwards at the end of 2005 are $7,660 of state net operating loss carryforwards and Federal credit carryforwards of $35,708. Of the Federal amount, $18,527 is alternative minimum tax credits which never expire under the current Internal Revenue Code. The balance of the Federal credit carryforwards expires principally between 2010 and 2020.

        The Company has a valuation allowance for state net operating loss carryforwards for which the Company believes realization is unlikely. In 2004, the Company determined that net operating loss carryforwards in certain states would be utilized against 2004 taxable income, resulting in a current state tax benefit of $905, and additional net operating loss carryforwards in those states would more likely than not be utilized against future taxable income, resulting in a deferred state tax benefit of $2,111. As a result, the total reduction in the state net operating loss carryforwards valuation allowance in 2004 was $3,016, which reduced income tax expense.

        A reconciliation of the statutory Federal income tax to the income tax expense is as follows:

	2005	2004	2003
Statutory 35% Federal tax	$62,394	$30,458	$8,017
State and local income taxes, net of Federal income tax benefit	4,122	683	656
Other, net	65	(2,734)	(473)

Income tax expense	$66,581	$28,407	$8,200

        Other, net in 2004 includes a $2,111 reduction in the valuation allowance for state net operating loss carryforwards.

        The domestic and foreign components of income before provision for income taxes are as follows:

	2005	2004	2003
Domestic	$184,090	$89,363	$33,249
Foreign	(5,821)	(2,341)	(10,343)

Total	$178,269	$87,022	$22,906

        On October 22, 2004, the American Jobs Creation Act of 2004 (the "AJCA") was signed by President Bush. The AJCA provides for a special one time deduction of 85% of certain foreign earnings that are repatriated (as defined by the AJCA) in either an enterprise's last tax year that began before the enactment date, or the first tax year that begins during the one-year period beginning on the date of enactment. The repatriation provision did not have any impact on the Company's consolidated financial statements.

10.   SERIES B CONVERTIBLE PREFERRED STOCK

        In connection with the Calvin Klein acquisition, the Company issued $250,000 of Series B convertible preferred stock. The Series B convertible preferred stock has a conversion price of $14.00 per share and a dividend rate of 8% per annum, payable quarterly, in cash. If the Company elects not to pay a cash dividend for any quarter, then the Series B convertible preferred stock will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend had been paid.

        During the second quarter of 2005, the holders of the Series B convertible preferred stock voluntarily converted an aggregate of $102,820 of the Series B convertible preferred stock, or 39% of the liquidation value of the Series B preferred stock prior to conversion, into 7,344 shares of the Company's common stock. In connection with the conversion of the Series B convertible preferred stock by the preferred stockholders and their subsequent sale of the 7,344 shares of common stock received upon conversion, the Company made an inducement payment to the preferred stockholders in the amount of $1.75 per share of common stock, or an aggregate of $12,853. The inducement payment was based on the net present value of the dividends that the Company would have been obligated to pay the preferred stockholders through the earliest date on which it is estimated that the Company would have the right to convert the Series B convertible preferred stock, net of the present value of the dividends payable over the same period on the shares of common stock into which the Series B convertible preferred stock was convertible. In addition, the Company incurred certain costs, totaling $1,352, specifically related to the registered common stock offering.

        As of January 29, 2006, the liquidation preference of the shares of Series B convertible preferred stock remaining outstanding was $161,926. Conversion of the remaining outstanding Series B convertible preferred stock may occur any time at the option of the preferred stockholders. Conversion may occur at the Company's option after February 12, 2007, if the market value of the Company's common stock equals or exceeds 225% of the conversion price then in effect for 60 consecutive trading days.

        The preferred stockholders can require the Company to redeem for cash all of the then outstanding shares of Series B convertible preferred stock on or after November 1, 2013. On all matters put to a vote to holders of the Company's common stock, each holder of shares of the Series B convertible preferred stock is entitled to the number of votes equal to the number of shares of the Company's common stock that would be issued upon conversion of the holders' shares of Series B convertible preferred stock.

        Prior to the conversion of a portion of the Series B convertible preferred stock during the second quarter of 2005, the preferred stockholders had the right to elect separately as a class three directors and to have one of their directors serve on the audit, compensation, nominating and executive committees of the Company's Board of Directors, subject to applicable law, rule and regulation; current regulation precludes service on the audit committee. In connection with the conversion, the remaining preferred stockholders agreed to reduce their right to elect directors of the Company from three directors to two directors and to further reduce this right to one director if they did not have more than one director elected as of December 31, 2005. The remaining preferred stockholders did not elect an additional director as of December 31, 2005 and, as such, only one such director can be and is currently elected.

11.   STOCKHOLDERS' EQUITY

        Preferred Stock Rights—On June 10, 1986, the Company's Board of Directors declared a distribution of one Right (the "Rights") to purchase Series A Cumulative Participating Preferred Stock, par value $100 per share, for each outstanding share of the Company's common stock. As a result of subsequent stock splits, each outstanding share of the Company's common stock now carries with it one-fifth (1/5) of one Right.

        Under certain circumstances, each Right will entitle the registered holder to acquire from the Company one one-hundredth (1/100) of a share of said Series A Preferred Stock at an exercise price of $100 per fractional share. The Rights will be exercisable, except in certain circumstances, commencing ten days following a public announcement that (i) a person or group has acquired or obtained the right to acquire 20% or more of the Company's common stock, in a transaction not approved by the Company's Board of Directors or (ii) a person or group has commenced or intends to commence a tender offer for 30% or more of the Company's common stock (the "Distribution Date"). Rights held by any person or group triggering the exercisability of the Rights and their affiliates become void and unexercisable upon the occurrence of the triggering event.

        If the Company is the surviving corporation in a merger or other business combination then, under certain circumstances, each holder of a Right will have the right to receive upon exercise the number of shares of the Company's common stock having a market value equal to two times the exercise price of the Right.

        In the event the Company is not the surviving corporation in a merger or other business combination, or more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right will have the right to receive upon exercise the number of shares of common stock of the acquiring company having a market value equal to two times the exercise price of the Right.

        At any time prior to the close of business on the Distribution Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.05 per Right. The rights are currently scheduled to expire on June 16, 2006.

Stock Option Plans

        Service-Based Stock Options—The Company grants non-qualified and incentive stock options ("ISOs") that are service-based. Options are granted with an exercise price equal to the closing price of the Company's common stock on the date of grant. ISOs and non-qualified options granted have a ten-year duration. Depending upon which plan options have been granted under, options are cumulatively exercisable in either three installments commencing three years after the date of grant or in four installments commencing one year after the date of grant.

        For purposes of the disclosure requirements of FASB Statement No. 148, as illustrated in Note 1, "Summary of Significant Accounting Policies," the Company estimated the fair value of stock options granted at the date of grant using the Black-Scholes model. For purposes of the required disclosures, the estimated fair value of the options is then amortized to expense on a straight-line basis.

        The following summarizes the assumptions used to estimate the fair value of service-based stock options granted in each year:

	2005	2004	2003
Weighted average risk-free interest rate	4.13%	3.76%	3.48%
Expected option life	6 Years	6 Years	6 Years
Weighted average expected volatility	25.9%	26.9%	29.5%
Expected annual dividends per share	$0.15	$0.15	$0.15
Weighted average estimated fair value per share of options granted	$10.08	$5.89	$3.79

        Other data with respect to service-based stock options follows:

	Options	Range of Exercise Prices Per Option	Weighted Average Price Per Option
Outstanding at February 2, 2003	4,866	$ 6.81 - $31.63	$12.62
Granted	1,038	12.34 - 16.70	12.55
Exercised	297	6.81 - 15.13	12.05
Cancelled	284	9.38 - 31.63	13.09

Outstanding at February 1, 2004	5,323	6.81 - 27.88	12.61
Granted	1,079	16.81 - 25.14	18.96
Exercised	1,401	6.81 - 16.55	12.24
Cancelled	130	9.38 - 27.88	15.68

Outstanding at January 30, 2005	4,871	6.81 - 25.14	14.04
Granted	1,732	25.88 - 35.63	31.16
Exercised	2,138	6.81 - 19.10	12.84
Cancelled	81	9.38 - 25.88	18.61

Outstanding at January 29, 2006	4,384	$ 7.38 - $35.63	$21.31

        Additional information regarding service-based stock options outstanding at January 29, 2006 follows:

Range of Exercise Prices Per Option	Number of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Option Outstanding	Number of Options Exercisable	Weighted Average Exercise Price Per Option Exercisable
$ 7.38-$13.00	808	6.1	$11.46	499	$10.93
$13.06-$16.70	963	4.8	14.16	772	14.02
$17.22-$19.50	894	8.2	18.92	167	18.93
$20.99-$31.67	814	9.2	26.64	3	23.95
$31.75-$35.63	905	9.9	35.27	—	—

	4,384	7.6	$21.31	1,441	$13.54

        Performance-Based Stock Options—The Company made grants in 2004 of 1,750 performance-based, non-qualified stock options to Bruce J. Klatsky, the Company's Chairman and former Chief Executive Officer. The options were granted with an exercise price of $18.75. The options had a seven-year duration and vesting was partly contingent upon a 20-day average stock price of the Company's common stock. When the Company's 20-day average stock price reached $22.50, 50% of the options vested. When the Company's 20-day average stock price reached $25.00, 75% of the options vested. When the Company's 20-day average stock price reached $27.50, 100% of the options vested. If these targets had not been achieved, the options would have fully vested six years after the date of grant. As of January 29, 2006, 100% of these options had vested and were exercised.

        For purposes of the disclosure requirements of FASB Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," as illustrated in Note 1, "Summary of Significant Accounting Policies," the Company estimated the fair value of stock options granted at the date of grant using the Black-Scholes model.

        The following summarizes the assumptions used to estimate the fair value of performance-based stock options granted:

2004
Weighted average risk-free interest rate	2.57%
Weighted average expected option life	3.6 Years
Weighted average expected volatility	26.3%
Expected annual dividends per share	$0.15
Weighted average estimated fair value per share of options granted	$4.16

        During 2004, 406 of the 1,750 performance-based, non-qualified stock options issued to Mr. Klatsky were exercised, leaving 1,344 outstanding. 907 of such stock options were exercisable at January 30, 2005, with a remaining contractual life of 6.2 years. During 2005, the remaining 1,344 of these stock options were exercised.

        Total stock options available for grant at January 29, 2006 and January 30, 2005 amounted to 1,265 and 2,920 shares, respectively.

12.    COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

        The following table sets forth the detail of accumulated other comprehensive loss, net of related taxes:

	2005	2004
Minimum pension liability adjustment	$(33,729)	$(31,887)
Foreign currency translation adjustment	(266)	(137)

Total	$(33,995)	$(32,024)

13.    LEASES

        The Company leases retail stores, warehouses, showrooms, office space and equipment. The leases, excluding equipment leases, generally provide for the payment of real estate taxes and certain other occupancy expenses. Retail store leases generally are renewable and provide for the payment of percentage rentals based on store sales and other costs associated with the leased property.

        At January 29, 2006, minimum annual rental commitments under non-cancelable operating leases are as follows:

2006	$77,180
2007	65,363
2008	56,151
2009	43,824
2010	32,687
Thereafter	96,672

Total minimum lease payments	$371,877

        The Company's retail store leases represent $203,830 of the total minimum lease payments. The Company's Calvin Klein administrative offices and showrooms represent $43,389 of the total minimum lease payments. The Company's corporate, apparel and footwear administrative offices and showrooms located in New York, New York and Bridgewater, New Jersey represent $42,919 and $55,531 of the total minimum lease payments, respectively.

        At January 29, 2006, aggregate future minimum rentals to be received under non-cancelable subleases are $5,000.

        Rent expense is as follows:

	2005	2004	2003
Minimum	$87,373	$80,306	$75,626
Percentage and other	14,192	14,701	14,015
Less: Sublease rental income	(1,907)	(1,022)	—

Total	$99,658	$93,985	$89,641

14.    ACTIVITY EXIT COSTS AND ASSET IMPAIRMENTS

Activity Exit Costs

        At the end of 2005, the Company closed its Calvin Klein Collection store in Paris.

        Costs associated with closing the store are as follows:

	Total Expected to be Incurred	Incurred in 2005	Liability at 1/29/06
Severance and termination benefits	$775	$775	$775
Lease termination costs	1,777	1,777	1,777

Total	$2,552	$2,552	$2,552

        Under FASB Statement No. 146, "Accounting for Costs Associated with Exit and Disposal Activities," lease termination costs were recorded based on their estimated fair value when the store was closed.

        The costs associated with closing the store are included in selling, general and administrative expenses of the Retail Apparel and Related Products segment.

Asset Impairments

        During 2005, Federated Department Stores, Inc. acquired The May Department Stores Company. In connection with the acquisition, Federated announced its intention to divest certain of its locations beginning in 2006. The Company has identifiable long-lived assets, consisting of shops within stores (fixtures located in third party customer locations) in certain of the locations to be divested. This was an impairment indicator which caused the Company to evaluate whether the net book value of these long-lived assets was recoverable. In the fourth quarter of 2005, the Company determined that the long-lived assets in 46 locations were not recoverable and recorded an impairment of $443. This amount is included in selling, general and administrative expenses of the Wholesale segment. Since the long-lived assets are related to locations to be divested, there were deemed to be no future cash flows associated with the long-lived assets in these locations. As such, the impairment recorded was equal to the net book value of the long-lived assets in these locations.

        During 2005 and 2004, the level of profitability in certain of the Company's retail outlet stores was an impairment indicator which caused the Company to evaluate whether the net book value of the long-lived assets in the stores was recoverable. Based on the evaluations, the Company determined that the long-lived assets were not recoverable and recorded impairments of $589 and $528 in 2005 and 2004, respectively. These amounts are included in selling, general and administrative expenses of the Retail Apparel and Related Products segment. These determinations were made by comparing each store's expected undiscounted future cash flows to the carrying amount of the long-lived assets. Since the long-lived assets in each store were deemed not recoverable, the net book value of the long-lived assets in excess of the fair value was written off. Fair value was estimated based on net present value of the future cash flows expected from these stores.

        During 2003, the Company's retail outlet stores were under significant competitive pressure, which resulted in negative same store sale comparisons and reduced overall profitability. This condition was an impairment indicator which caused the Company to evaluate its portfolio of stores to determine whether the net book value of the long-lived assets in the stores was recoverable. Based on this evaluation, during 2003, the Company determined that the long-lived assets in approximately 200 stores were not recoverable and recorded an impairment of $9,017. Of this amount, $2,623 is included in selling, general, and administrative expenses of the Retail Footwear and Related Products segment and $6,394 is included in selling, general and administrative expenses of the Retail Apparel and Related Products segment, respectively. This determination was made by comparing each store's expected undiscounted future cash flows to the carrying amount of the long-lived assets, and for each store in which the long-lived assets were not deemed recoverable, the net book value of the long-lived assets in excess of the fair value was written off. Fair value was estimated based on the Company's past experience in disposing of leasehold improvements of stores which it has closed.

        In 2003, the Company announced the licensing of the Bass brand for wholesale distribution of footwear to Brown Shoe Company, Inc. and the Company's exiting of the wholesale footwear business. This action was an impairment indicator which caused the Company to evaluate whether the net book value of the long-lived assets relating to the wholesale footwear business, which principally included leasehold improvements in the South Portland, Maine facility and various information systems that specifically supported the Company's wholesale footwear business, was recoverable. Based on this evaluation, during 2003, the Company determined that the long-lived assets were not recoverable and recorded an impairment of $3,130. This amount is included in selling, general and administrative expenses of the Wholesale segment. Since the long-lived assets related to the exiting of the wholesale footwear business, no future cash flows were expected from the impaired assets and the impairment recorded was equal to the net book value of these long-lived assets.

15.    EARNINGS PER SHARE

        The Company computed its basic and diluted net income (loss) per common share as follows:

	2005	2004	2003
Net income	$111,688	$58,615	$14,706
Less:
Preferred stock dividends on convertible stock	12,918	21,122	20,027
Preferred stock dividends on converted stock	2,051	—	—
Inducement payment and offering costs	14,205	—	—

Net income (loss) available to common stockholders for basic net income (loss) per common share	$82,514	$37,493	$(5,321)

Add back preferred stock dividends on convertible stock	12,918	21,122	—
Net income (loss) available to common stockholders for diluted net income (loss) per common share	$95,432	$58,615	$(5,321)

Weighted average common shares outstanding for basic net income (loss) per common share	38,297	31,117	30,314
Impact of dilutive stock options	1,803	1,610	—
Impact of dilutive warrant	29	—	—
Impact of assumed convertible preferred stock conversion	11,566	18,910	—

Total shares for diluted net income (loss) per common share	51,695	51,637	30,314

Basic net income (loss) per common share	$2.15	$1.20	$(0.18)

Diluted net income (loss) per common share	$1.85	$1.14	$(0.18)

        During the second quarter of 2005, the holders of the Company's Series B convertible preferred stock completed a voluntary conversion of a portion of such stock into shares of the Company's common stock. Such shares of common stock were subsequently sold in a registered offering by the holders. In connection with these transactions, the Company made an inducement payment to the preferred stockholders of $1.75 for each share of common stock sold, or an aggregate of $12,853, and incurred certain costs, totaling $1,352, specifically related to the registered common stock offering. As set forth in Emerging Issues Task Force (EITF) Topic D-42, "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock," when convertible preferred stock is converted pursuant to an inducement offer, the excess of the fair value of consideration transferred in the transaction to the holders of the convertible preferred stock over the fair value of the securities issuable pursuant to the original conversion terms should be subtracted from net income to arrive at net income available to common stockholders in the calculation of net income per common share. As such, the inducement payment and offering costs paid by the Company in connection with the conversion and subsequent registered common stock offering resulted in a reduction of net income available to common stockholders for the year ended January 29, 2006.

        Potentially dilutive securities excluded from the calculation of diluted net income (loss) per common share are as follows:

	2005	2004	2003
Antidilutive securities	186	1,081	1,654

        In addition, for 2003, stock options to purchase 695 common shares, which would have been dilutive had net income available to common stockholders been positive, were excluded from the computation of diluted net loss per common share because 2003 net income available to common stockholders was a loss; the inclusion of such dilutive stock options would have been antidilutive to the net loss per common share computation.

        As set forth in EITF Topic D-53, "Computation of Earnings per Share for a Period That Includes a Redemption or an Induced Conversion of a Portion of a Class of Preferred Stock," when a company effects an induced conversion of only a portion of a class of the company's then-outstanding preferred stock, any excess consideration should be attributed to the converted shares, and the converted shares should be considered separately from the shares that were not converted for purposes of applying the "if-converted" method of calculating diluted net income per common share from the beginning of the period. As such, for purposes of the Company's computation of diluted net income per common share for 2005, the portion of the Company's Series B convertible preferred stock that was converted was considered separately from the portion of the Company's Series B convertible preferred stock that was not converted. The inducement payment and offering costs paid by the Company in connection with the conversion and subsequent registered common stock offering were attributed to the portion of the Company's Series B convertible preferred stock that was converted. As a result, conversion of the portion of the Company's Series B convertible preferred stock that was converted into 3,347 weighted average common shares outstanding for 2005 was not assumed because the resulting impact on the calculation of diluted net income per common share would have been antidilutive. Additionally, conversion of the Company's Series B convertible preferred stock into 17,930 shares of common stock for 2003 was not assumed because the resulting impact on the calculation of diluted net income per common share would have been antidilutive.

16.    NONCASH INVESTING AND FINANCING TRANSACTIONS

        Omitted from the Financing Activities section of the Consolidated Statement of Cash Flows for 2005 was a decrease in Series B convertible preferred stock of $102,820, an increase in common stock of $7,302, an increase in additional capital of $94,870 and a decrease in treasury stock of $648 associated with the conversion of a portion of the Company's Series B convertible preferred stock. Note 10, "Series B Convertible Preferred Stock," includes a further discussion of the conversion of the Company's Series B convertible preferred stock.

        Omitted from the Investing Activities and Financing Activities sections of the Consolidated Statement of Cash Flows for 2003 were certain noncash transactions related to the Calvin Klein acquisition. As part of the purchase price, the Company issued shares of its common stock, valued at $30,000, to the selling shareholders. In addition, the Company issued a nine-year warrant to purchase the Company's common stock at an exercise price of $28.00 to Mr. Calvin Klein, valued at $637. Note 3, "Acquisition of Calvin Klein," includes a further discussion of the consideration paid by the Company in connection with the acquisition.

        Omitted from the Financing Activities section of the Consolidated Statement of Cash Flows for 2003 were preferred dividends of $20,027 on the Company's Series B convertible preferred stock, as the Company elected not to pay a cash dividend in each of the first three quarters of 2003.

17.    SEGMENT DATA

        The Company manages its operations through its operating divisions, which are aggregated into four reportable segments: Wholesale, Retail Apparel and Related Products, Retail Footwear and Related Products and Calvin Klein Licensing.

        Wholesale Segment—The Company aggregates its wholesale dress shirt and sportswear divisions into the Wholesale segment. This segment derives revenues primarily from marketing dress shirts and sportswear under the brand names Van Heusen, IZOD, Geoffrey Beene, Arrow, Kenneth Cole New York, Kenneth Cole Reaction, Calvin Klein Collection, ck Calvin Klein, Calvin Klein, BCBG Max Azria, BCBG Attitude, MICHAEL Michael Kors, Chaps, Sean John and Donald J. Trump Signature Collection to department, mid-tier department and specialty stores. In addition, this segment includes the operations of the Company's G.H. Bass wholesale footwear division, which was exited at the end of 2003.

        Retail Apparel and Related Products Segment—The Company aggregates its Van Heusen, Izod, Geoffrey Beene and Calvin Klein retail outlet divisions into the Retail Apparel and Related Products segment. This segment derives revenues principally from operating retail stores, primarily in the outlet channel of distribution, which sell apparel and accessories under the brand names Van Heusen, IZOD, Geoffrey Beene and Calvin Klein. In addition, the Company aggregates the results of its Calvin Klein Collection Retail division into the Retail Apparel and Related Products segment. This division sells Calvin Klein Collection branded high-end collection apparel and accessories through the Company's own full price retail stores, which during 2003, 2004 and 2005 were located in New York City, Dallas and Paris. The stores in Dallas and Paris were closed in the fourth quarter of 2005.

        Retail Footwear and Related Products Segment—This segment represents the results of the Company's Bass Retail division. This division derives revenues principally from operating retail stores, primarily in the outlet channel of distribution, which sell footwear, apparel and accessories under the Bass brand name.

        Calvin Klein Licensing Segment—The Company aggregates the results of its Calvin Klein licensing and advertising divisions into the Calvin Klein Licensing segment. This segment derives revenues from licensing and similar arrangements worldwide relating to the use by third parties of the Calvin Klein Collection, ck Calvin Klein and Calvin Klein brands for a broad array of products and retail services.

        Prior to 2005, the Company aggregated its divisions into two segments: (i) Apparel and Related Products segment and (ii) Calvin Klein Licensing segment. As a result of the communication with the United States Securities and Exchange Commission (SEC) described below, the Company re-evaluated the way it aggregated its operating divisions into its reportable segments under FASB Statement No. 131. The Apparel and Related Products segment has been disaggregated into the Wholesale, Retail Apparel and Related Products, and Retail Footwear and Related Products segments described above. Prior year segment data has been reclassified for this change.

        In the first quarter of 2006, the U.S. Securities and Exchange Commission requested certain information from the Company in connection with an ordinary course review of the Company's Form 10-K for fiscal 2004. In connection therewith, the SEC questioned the Company's segment aggregation. The Company believes the four reportable segments described above satisfy the requirements of FASB Statement No. 131. As of April 13, 2006, the Company and the SEC are continuing to discuss the Company's segment reporting. If, as a result of these discussions, it is concluded that further segment disaggregation is appropriate, the Company would report its segments differently in the future and would file an amendment to its Form 10-K for fiscal 2005.

        The following tables present summarized information by segment:

	2005	2004	2003
Revenues—Wholesale
Net sales	$888,732	$728,334	$711,988
Royalty and other revenues	23,797	12,742	9,026

Total	912,529	741,076	721,014
Revenues—Retail Apparel and Related Products
Net sales	556,355	467,019	416,292
Royalty and other revenues	7,387	7,380	5,202

Total	563,742	474,399	421,494
Revenues—Retail Footwear and Related Products
Net sales	252,167	264,882	276,571
Royalty and other revenues	700	560	—

Total	252,867	265,442	276,571
Revenues—Calvin Klein Licensing
Net sales	—	—	20,865
Royalty and other revenues	179,710	160,511	128,892

Total	179,710	160,511	149,757
Total Revenues
Net sales	1,697,254	1,460,235	1,425,716
Royalty and other revenues	211,594	181,193	143,120

Total(1)	$1,908,848	$1,641,428	$1,568,836

Operating income—Wholesale	$135,573	$80,686(2)	$65,407(5)
Operating income (loss)—Retail Apparel and Related Products	27,710	12,587(3)	(3,864	)(6)
Operating income—Retail Footwear and Related Products	10,760	6,522(4)	7,434(7)
Operating income—Calvin Klein Licensing	74,751	63,204	15,025(8)
Corporate expenses(9)	41,948	33,120	24,724

Income before interest and taxes	$206,846	$129,879	$59,278

(1)
No single customer accounted for greater than 10% of the Company's revenues in 2004 or 2003. In 2005, Federated acquired May. The combined company accounted for 13.7% of the Company's revenues in 2005. Such revenues were reported in the Wholesale segment.

(2)
Operating income for the Wholesale segment in 2004 includes $12,643 of costs associated with exiting the wholesale footwear business and related costs.

(3)
Operating income for the Retail Apparel and Related Products segment in 2004 includes $985 of costs associated with the closing of certain retail outlet stores.

(4)
Operating income for the Retail Footwear and Related Products segment in 2004 includes $405 of costs associated with the closing of certain retail outlet stores.

(5)
Operating income for the Wholesale segment in 2003 includes $9,599 of costs associated with exiting the wholesale footwear business and related costs.

(6)
Operating loss for the Retail Apparel and Related Products segment in 2003 includes $7,899 of costs associated with the impairment and closing of certain retail outlet stores.

(7)
Operating income for the Retail Footwear and Related Products segment in 2003 includes $3,241 of costs associated with the impairment and closing of certain retail outlet stores.

(8)
Operating income for the Calvin Klein Licensing segment in 2003 includes $36,366 of costs related to the integration of Calvin Klein, which consist of (a) the operating losses of certain Calvin Klein businesses, principally relating to the men's and women's wholesale collection apparel businesses, which the Company has closed or licensed, and associated costs in connection therewith and (b) the costs of certain duplicative personnel and facilities incurred during the integration of various logistical and back office functions.

(9)
Corporate expenses represent overhead operating expenses that the Company does not allocate to its segments and include expenses for senior corporate management, corporate finance and information technology related to corporate infrastructure. Corporate expenses in 2004 and 2003 include a pre-tax gain of $743 and $3,496, respectively, related to the Company's sale of investments.

	2005	2004	2003
Identifiable Assets
Wholesale	$401,050	$391,289	$301,418
Retail Apparel and Related Products	176,570	172,101	148,132
Retail Footwear and Related Products	55,260	59,583	74,193
Calvin Klein Licensing	684,125	651,612	627,613
Corporate	430,434	274,997	287,927

Total	$1,747,439	$1,549,582	$1,439,283

Depreciation and Amortization
Wholesale	$10,518	$9,211	$8,018
Retail Apparel and Related Products	13,288	11,101	10,033
Retail Footwear and Related Products	5,366	5,805	6,076
Calvin Klein Licensing	1,861	2,017	1,459
Corporate	4,448	3,888	2,984

Total	$35,481	$32,022	$28,570

Identifiable Capital Expenditures
Wholesale	$9,053	$10,435	$5,800
Retail Apparel and Related Products	20,534	26,383	16,701
Retail Footwear and Related Products	3,607	5,946	5,877
Calvin Klein Licensing	1,279	1,124	1,189
Corporate	2,970	2,307	2,403

Total	$37,443	$46,195	$31,970

        Assets related to the Company's segments are principally located in the United States.

        Revenues for the Wholesale, Retail Apparel and Related Products and Retail Footwear and Related Products segments occurred principally in the United States. Revenues for the Calvin Klein Licensing segment occurred as follows:

	2005	2004	2003
Domestic	$84,284	$71,797	$81,497
Foreign	95,426	88,714	68,260

Total	$179,710	$160,511	$149,757

18.    OTHER COMMENTS

        The Company has guaranteed the payment of certain purchases made by one of the Company's suppliers from a raw material vendor. The maximum amount guaranteed under the contract is $500. The guarantee expires on January 31, 2007.

        One of the Company's directors, Dr. Harry N.S. Lee, is a director of TAL Apparel Limited, an apparel manufacturer and exporter based in Hong Kong. During 2005, 2004 and 2003, the Company purchased approximately $7,269, $15,295 and $13,507, respectively, of products from TAL Apparel Limited and certain related companies. Dr. Lee has indicated that he will not stand for re-election and will retire as director effective on the date of the Company's 2006 Annual Meeting of Stockholders.

        One of the Company's directors, Joel H. Goldberg, owns Career Consultants, Inc. and S.K. Associates, Inc. During 2005, 2004 and 2003, the Company purchased services of approximately $616, $1,220 and $1,294, respectively, from Mr. Goldberg and his two companies for management consulting and recruiting.

        Included in selling, general and administrative expenses on the Company's Consolidated Income Statements are foreign currency transaction losses of $78 (2005) and gains of $599 (2004) and $1,019 (2003).

        Included in accrued expenses on the Company's Consolidated Balance Sheets are certain incentive compensation costs of $16,508 and $13,908 as of January 29, 2006 and January 30, 2005, respectively and certain wholesale sales allowance accruals of $22,188 and $13,268 as of January 29, 2006 and January 30, 2005, respectively.

        The Company is a party to certain litigation which, in management's judgment, based in part on the opinions of legal counsel, will not have a material adverse effect on the Company's financial position.

        During each of 2005, 2004 and 2003, the Company paid four $0.0375 per share cash dividends on its common stock.

19.    SUBSEQUENT EVENTS (UNAUDITED)

        On January 31, 2006, Warnaco, Inc. acquired 100% of the shares of the companies that operate the licenses and related wholesale and retail businesses of Calvin Klein jeans and accessories in Europe and Asia and the Calvin Klein bridge line of sportswear and accessories in Europe. The Company is the licensor of the businesses sold and had minority interests in certain of the entities sold. The Company accounted for the investments in these entities under the cost method and, as such, these investments had a carrying amount of $768 at the time of the sale. The Company received $34,590 in cash proceeds from the sale of these entities, net of amounts held in escrow and certain associated fees. The cash proceeds are subject to adjustments, including for working capital. The Company's share of the cash proceeds being held in escrow totaled $5,000 as of January 31, 2006, and represents security for indemnification of certain potential losses incurred by Warnaco. The Company expects that the sale will result in a pre-tax gain of approximately $31,000, which is net of related fees, amounts held in escrow and the carrying value of the investments. The Company will record the gain in the first quarter of 2006. The Company will be entitled to receive any amounts remaining in escrow after indemnification payments to Warnaco in installments during 2007 and 2008. The Company will record the release of any escrow amounts as additional gains if and when such amounts are released to the Company. As part of this transaction, beginning in 2008 and continuing through December 2013, Warnaco will assume the license for men's and women's Calvin Klein Collection apparel and accessories worldwide.

        On February 27, 2006, the Company announced that its Board of Directors named Emanuel Chirico Chief Executive Officer of the Company. Mr. Chirico, who had been the Company's President and Chief Operating Officer, succeeded Mark Weber, who left the Company effective February 27, 2006 by agreement with the Board of Directors. Severance and other separation costs of approximately $10,000 will be recorded in the first quarter of 2006 in connection with this event.

        On March 6, 2006, the Company committed to a plan to close its apparel manufacturing facility located in Ozark, Alabama. The actions related to the exit plan are expected to be completed by May 15, 2006. The Company expects to incur costs of approximately $10,000 in connection with these actions, of which $8,000 relates to severance and other employee termination benefits, $1,000 relates to long-lived asset impairments and $1,000 relates to facility closing and other costs. The majority of these costs will be recorded in the first quarter of 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Phillips-Van Heusen Corporation

        We have audited the accompanying consolidated balance sheets of Phillips-Van Heusen Corporation and subsidiaries as of January 29, 2006 and January 30, 2005, and the related consolidated income statements, consolidated statements of changes in stockholders' equity and consolidated statements of cash flows for each of the three years in the period ended January 29, 2006. Our audits also included the financial statement schedule included at F-33. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phillips-Van Heusen Corporation and subsidiaries at January 29, 2006 and January 30, 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 29, 2006 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

                      Ernst & Young LLP

New York, New York
March 20, 2006

SCHEDULE II

PHILLIPS-VAN HEUSEN CORPORATION

VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Column A	Column B	Column C			Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Charged to Other Accounts		Deductions(b)	Balance at End of Period
Year Ended January 29, 2006
Deducted from asset accounts:
Allowance for doubtful accounts	$3,085	$1,038	$—		$1,012	$3,111

Year Ended January 30, 2005
Deducted from asset accounts:
Allowance for doubtful accounts	$5,863	$(615)	$—		$2,163	$3,085

Year Ended February 1, 2004
Deducted from asset accounts:
Allowance for doubtful accounts	$2,872	$1,951	$1,305	(a)	$265	$5,863

(a)
Addition due to the acquisition of Calvin Klein, Inc.

(b)
Principally accounts written-off as uncollectible

PROSPECTUS

PHILLIPS-VAN HEUSEN CORPORATION
25,134,430 Shares of Common Stock

This prospectus relates to the resale, from time to time of up to 25,134,430 shares of our common stock, all of which are being offered by the selling stockholders named in this prospectus. The shares consist of shares of common stock that we agreed to register under a registration rights agreement we entered into with the selling stockholders on February 12, 2003. See "Selling Stockholders" beginning on page 10 for information regarding the selling stockholders and the shares of our common stock owned by them and which they are offering for sale hereunder.

All net proceeds from the sale of the shares offered by this prospectus will go to the selling stockholders. We will not receive any proceeds from the sale of any of the shares.

Our common stock is listed on the New York Stock Exchange under the ticker symbol "PVH". On November 13, 2003, the last reported sale price of our common stock was $17.04 per share.

The shares offered in this prospectus involve a high degree of risk. You should carefully consider the "Risk Factors" beginning on page 1, in determining whether to purchase shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 19, 2003.

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Phillips-Van Heusen Corporation, any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

Unless the context otherwise requires, the terms "we," "our" or "us" refer to Phillips-Van Heusen Corporation and its subsidiaries taken as a whole. References to the brand names Calvin Klein, cK, cK Calvin Klein, Van Heusen, IZOD, IZOD Club, Bass, G.H. Bass & Co., Geoffrey Beene, Arrow, DKNY, Kenneth Cole New York and Reaction by Kenneth Cole and to other brand names in this prospectus are to registered trademarks owned by us or licensed to us by the owners. References to our acquisition of Calvin Klein refer to our February 2003 acquisition of Calvin Klein, Inc., Calvin Klein (Europe), Inc., Calvin Klein (Europe II) Corp., Calvin Klein Europe S.r.l. and CK Service Corp., which companies we refer to collectively as "Calvin Klein."

i

RISK FACTORS

        You should carefully consider the following risk factors regarding us, in addition to the other information provided in this prospectus, before you purchase any of our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected and the trading price of our common stock could decline significantly.

Our substantial level of debt could impair our financial condition.

        We currently have a substantial amount of debt. Our significant level of debt could have important consequences to investors, including:

  •
  requiring a substantial portion of our cash flows from operations be used for the payment of interest on our debt, therefore reducing the funds available to us for our operations or other capital needs;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate because our available cash flow after paying interest on our debt may not be sufficient to make the capital and other expenditures necessary to address these changes;

  •
  increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flow, we will be required to devote a proportionally greater amount of our cash flow to paying interest on our debt;

  •
  limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and general corporate requirements;

  •
  placing us at a competitive disadvantage to other relatively less leveraged competitors that have more cash flow available to fund working capital, capital expenditures and general corporate requirements; and.

  •
  any borrowings we make at variable interest rates, including our revolving credit facility, leave us vulnerable to increases in interest rates generally.

Servicing our debt will require a significant amount of cash and we may be unable to generate sufficient cash flow due to many factors, some of which are beyond our control.

        Our ability to make payments with respect to our obligations under our outstanding debt depends on our future operating performance. Our performance will be affected by our ability to operate and expand profitably our recently acquired Calvin Klein business and by prevailing economic conditions and financial, competitive, business and other factors, many of which are beyond our control. As a result of the financing of our acquisition of Calvin Klein, our interest expense has increased. Our business may not generate sufficient cash flow from operations, we may not realize our currently anticipated revenues, cost savings and operating performance and we may not have sufficient future borrowings available to us to pay our debt. If we are unable to meet our debt service obligations or fund our other liquidity needs, including our obligation to pay Mr. Klein contingent purchase price payments, we could be forced to reduce or delay capital expenditures, forego other business opportunities, sell material assets or operations, restructure or refinance our debt, obtain additional capital or renegotiate, replace or terminate arrangements. Some of these transactions could occur at times and on terms that are less advantageous or disadvantageous to us or may not be available to us at all, which could cause us to default on our obligations and impair our liquidity. Because a significant portion of our assets are pledged as security to the lenders under our revolving credit facility, we may not be able to restructure or refinance our debt on satisfactory terms, if at all. In addition, if we fail to pay Mr. Klein a contingent purchase price payment when due and such failure to pay continues for 60 days or more after a final judgment by a court is rendered relating to our failure to pay, Mr. Klein will no longer be restricted from competing with us as he otherwise would be under the non-competition provisions contained in the purchase agreement relating to our acquisition of Calvin Klein, although he would still not be able to use any of the Calvin Klein brands or any similar trademark in any competing business.

Covenant restrictions under our revolving credit facility and our indentures impose significant operating and financial restrictions on us and may limit our ability to operate our business and to make payments on our debt.

        Our revolving credit facility and the agreements and instruments governing our other outstanding debt contain covenants that restrict our ability to finance future operations or capital needs, to take advantage of other business opportunities that may be in our interest or to satisfy our obligations with respect to other indebtedness. These covenants restrict our ability to, among other things:

  •
  incur or guarantee additional debt or extend credit;

  •
  pay dividends or make distributions on, or redeem or repurchase, our capital stock or subordinated debt;

  •
  make other restricted payments, including investments;

  •
  dispose of assets;

  •
  engage in transactions with affiliates;

  •
  enter into agreements restricting our subsidiaries' ability to pay dividends;

  •
  create liens on our assets or engage in sale/leaseback transactions; and

  •
  effect a consolidation or merger, or sell, transfer, lease or otherwise dispose of all or substantially all of our assets.

        In addition, our revolving credit facility requires us to maintain certain levels of excess borrowing base availability and in certain cases comply with a specified financial ratio, which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general business and economic conditions, may affect our ability to meet these requirements. A breach of any of these covenants, or our inability to comply with the financial ratio, would result in a default under our revolving credit facility. If an event of default under our revolving credit facility occurs, the lenders could elect to declare all amounts outstanding under the revolving credit facility, together with accrued interest, to be immediately due and payable which would result in acceleration of our other debt. If we were unable to repay any such borrowings when due, the revolving credit facility lenders could proceed against their collateral, which also secures some of our other indebtedness. Under that circumstance, we may not have sufficient funds to pay all of our debt.

        Also, under the indenture governing our 7 3/4% debentures due 2023, if we pay any dividend on or acquire our capital stock which would cause us to be unable to meet a specified financial test, then the holders of the debentures would have a right to have their notes redeemed. If this were to occur, we may not have sufficient funds to satisfy this obligation.

We may not be able to realize revenue growth, cost savings or synergies from integrating, developing and growing Calvin Klein.

        A significant portion of our business strategy involves integrating, developing and growing the Calvin Klein business. Our realization of any revenue growth, cost savings or synergies from Calvin Klein will depend largely upon our ability to:

  •
  quickly and substantially reduce the administrative and corporate overhead and back office expenses of Calvin Klein;

  •
  develop, and obtain selling space for, a Calvin Klein men's better sportswear line and successfully design and market that line over time;

  •
  successfully develop the licensing relationship with Kellwood Company and G.A.V. (a business venture among Andrew Grossman, Alexander Vreeland and Jay Schottenstein) for the development of a Calvin Klein women's better sportswear line;

  •
  successfully develop the licensing relationship with Vestimenta, S.p.A., one of the world's leading manufacturers and distributors of women's and men's high-end ready-to-wear apparel, with whom we recently entered into an agreement to license the Calvin Klein Collection men's and women's high-end ready-to-wear collection apparel businesses after a transition period during which our operations will be transferred to Vestimenta;

  •
  open and successfully operate a chain of Calvin Klein retail outlet stores in premium outlet malls;

  •
  maintain and enhance the distinctive brand identity of Calvin Klein while integrating the Calvin Klein business within our company;

  •
  maintain good working relationships with Calvin Klein's licensees and enter into new licensing arrangements; and

  •
  execute our strategies for Calvin Klein without adversely impacting our existing businesses.

        We cannot assure you that we can successfully execute any of these actions or our growth strategy for the Calvin Klein brands or that the launch of our Calvin Klein men's better sportswear line or the launch of any other Calvin Klein branded products by us or our licensees will achieve the degree of consistent success necessary to generate profits or positive cash flow. Our ability to successfully carry out our growth strategy may be affected by, among other things, our ability to enhance our relationships with existing customers to obtain additional selling space and develop new relationships with apparel retailers, economic and competitive conditions, changes in consumer spending patterns and changes in consumer tastes and style trends. If we fail to develop and grow successfully the Calvin Klein business, our financial condition and results of operations may be materially and adversely affected.

We face significant challenges integrating Calvin Klein.

        To achieve the anticipated benefits of our acquisition of Calvin Klein, we will need to integrate the businesses of our Calvin Klein subsidiaries into our operations. We will face significant challenges in consolidating functions and integrating management procedures, personnel and operations in an efficient and effective manner, including:

  •
  increased demands on management related to the significant increase in our size and diversity of our businesses after our acquisition of Calvin Klein;

  •
  the diversion of management's attention from our company's daily operations to implement our strategies for Calvin Klein;

  •
  the retention and integration of key Calvin Klein employees, including designers and marketing and advertising professionals, who may be uncertain about the changes they are observing and experiencing, such as working for a public company after having worked for a small private company, having colleagues leave due to consolidation, having new reporting lines, policies, procedures, benefits and compensation practices, and having a changed work environment as a result of the differences between the prestigious fashion-oriented Calvin Klein brands and our traditional, moderately-priced businesses and as a result of Mr. Klein not being an employee and having only a limited consulting role;

  •
  maintaining aspects of Calvin Klein that are to be kept separate from (and which in some cases are different from) our other businesses, such as:

  •
  overseeing a large number of domestic and foreign licensees over broad product areas;

  •
  administering a substantial worldwide marketing and advertising budget relating to the Calvin Klein marketing and advertising campaigns, which campaigns have a high profile and are sometimes controversial; and

  •
  addressing the different distribution needs of our new Calvin Klein products and closely monitoring fashion trends and the status of our Calvin Klein labels;

  •
  managing the transition of our high-end ready-to-wear apparel businesses to Vestimenta; and

  •
  merging administrative systems and other functions, including information technology, accounting, financial reporting and logistics systems, distribution facilities and operations and books and records practices and procedures, as well as in maintaining uniform standards and controls, including internal accounting and audit controls, procedures and policies.

A substantial portion of our revenues and gross profit is derived from a small number of large customers and the loss of any of these customers could substantially reduce our revenues.

        A few of our customers, including Federated Department Stores, Inc., J. C. Penney Company, Kohl's Corporation, The May Department Stores Company and WalMart Stores, Inc., account for significant portions of our revenues. Sales to our five largest customers were 30.7% of our revenues in fiscal 2002, 27.7% of our revenues in fiscal 2001 and 28.3% of our revenues in fiscal 2000. We do not have long-term agreements with any of our customers and purchases generally occur on an order-by-order basis. A decision by any of our major customers, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease significantly the amount of merchandise purchased from us or our licensing or other business partners, or to change their manner of doing business with us or our licensing or other business partners, could substantially reduce our revenues and have a material adverse effect on our financial condition and results of operations. The retail industry has, in the past, experienced a great deal of consolidation and other ownership changes. Retailers, in the future, may further consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the number of stores that carry our products or increase the ownership concentration within the retail industry. These changes could increase our reliance on a smaller number of large customers.

Our business could be adversely affected by financial instability experienced by our customers.

        During the past several years, various retailers have experienced significant financial difficulties, which have resulted in bankruptcies, liquidations and store closings. We sell our products primarily to national and regional department, mid-tier department and mass-market stores in the United States on credit and evaluate each customer's financial condition on a regular basis in order to determine the credit risk we take in selling goods to them. The financial difficulties of a customer could cause us to curtail business with that customer and we may be unable to shift sales to another viable customer. We may also assume more credit risk relating to receivables of a customer experiencing financial instability. Should these circumstances arise with respect to our customers, our inability to shift sales or to collect on our trade accounts receivable from any one of our customers could substantially reduce our revenues and have a material adverse effect on our financial condition and results of operations.

We primarily use foreign suppliers for our products and raw materials, which poses risks to our business operations.

        During fiscal 2002, in excess of 95% of our apparel products and 95% of our raw materials for apparel were produced by and purchased or procured from independent manufacturers located in countries in the Far East, Indian subcontinent, Middle East, Caribbean and Central America. We believe that we are one of the largest procurers of shirting fabric in the world. Additionally, 100% of our footwear products and of the raw materials therefor were produced by and purchased or procured from independent manufacturers located in countries in the Far East, Europe, South America and the Caribbean. Although no single supplier and no one country is critical to our production needs, any of the following could materially and adversely affect our ability to produce or deliver our products and, as a result, have a material adverse effect on our business, financial condition and results of operations:

  •
  political or labor instability in countries where contractors and suppliers are located;

  •
  political or military conflict involving the United States, which could cause a delay in the transportation of our products and raw materials to us and an increase in transportation costs;

  •
  heightened terrorism security concerns, which could subject imported or exported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods or could result in decreased scrutiny by customs officials for counterfeit goods, leading to lost sales, increased costs for our anti-counterfeiting measures and damage to the reputation of our brands;

  •
  a significant decrease in availability or increase in cost of raw materials, particularly petroleum-based synthetic fabrics, which are currently in high demand;

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  disease epidemics and health related concerns, such as the recently subsided SARS outbreak and the mad cow and hoof and mouth disease outbreaks in recent years, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

  •
  the migration and development of manufacturers, which can affect where our products are or are planned to be produced;

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  imposition of regulations and quotas relating to imports and our ability to adjust timely to changes in trade regulations, which, among other things, could limit our ability to produce products in cost-effective countries that have the labor and expertise needed;

  •
  imposition of duties, taxes and other charges on imports;

  •
  significant fluctuation of the value of the dollar against foreign currencies; and

  •
  restrictions on transfers of funds out of countries where our foreign licensees are located.

If our manufacturers fail to use acceptable ethical business practices, our business could suffer.

        We require our manufacturers to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. Additionally, we impose upon our business partners, operating guidelines that require additional obligations in those areas in order to promote ethical business practices, and our staff periodically visits and monitors the operations of our independent manufacturers to determine compliance. However, we do not control our independent manufacturers or their labor and other business practices. If one of our manufacturers violates labor or other laws or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of finished products to us could be interrupted, orders could be cancelled, relationships could be terminated and our reputation could be damaged. Any of these events could have a material adverse effect on our revenues and, consequently, our results of operations.

Our reliance on independent manufacturers could cause delay and damage customer relationships.

        In our fiscal year ended February 2, 2003, we relied upon independent third parties for the manufacture of more than 95% of our apparel products and 100% of our footwear products. We do not have long-term contracts with any of our suppliers. A manufacturer's failure to ship products to us in a timely manner or to meet required quality standards could cause us to miss the delivery date requirements of our customers for those products. As a result, customers may cancel their orders, refuse to accept deliveries or demand reduced prices. Any of these actions taken by our customers may have a material adverse effect on our revenues and, consequently, our results of operations.

As a result of our acquisition of Calvin Klein, we have increased our dependence on revenues from royalty, design and similar fees.

        In our fiscal year ended February 2, 2003, $10.8 million, or 0.8%, of our revenues were derived from licensing royalties. In Calvin Klein's fiscal year ended December 28, 2002, 73.3% of Calvin Klein's revenues were derived from royalty, design and similar fees from business partners. On a pro forma basis reflecting our acquisition of Calvin Klein, Calvin Klein's royalty, design and similar fees would have generated 8.0% of our revenues for our fiscal year ended February 2, 2003 (and will account for a significant portion of our revenues in the future). A few of Calvin Klein's business partners, including Warnaco, Inc., Unilever N.V. and Marchon Eyewear Inc., account for significant portions of its revenues. Royalty, design and similar fees from Calvin Klein's three largest business partners accounted for approximately 46% of its revenues in its fiscal year ended December 28, 2002. The operating profit associated with our royalty, design and similar fee revenues is significant because the operation expenses directly associated with administering and monitoring an individual licensing or similar agreement are minimal. Therefore, the loss of a significant business partner, whether due to the termination or expiration of the relationship, the cessation of the business partner's operations or otherwise, including as a result of financial difficulties, without an equivalent replacement, could materially affect our profitability. For example, Warnaco accounted for approximately 25% of Calvin Klein's revenues and approximately 36% of Calvin Klein's royalty, design and similar fee revenues, in its fiscal year ended December 28, 2002. Although Warnaco has emerged from bankruptcy proceedings, no assurance can be given as to its future financial stability. While we generally have significant control over our business partners' products and advertising, we rely on our business partners for, among other things, operational and financial controls over their businesses. Our business partners' failure to successfully market licensed products or our inability to replace our existing business partners could adversely affect our revenues both directly from reduced royalty, design and similar fees received and indirectly from reduced sales of our other products. Risks are also associated with a business partner's ability to:

  •
  obtain capital;

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  manage its labor relations;

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  maintain relationships with its suppliers;

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  manage its credit risk effectively; and

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  maintain relationships with its customers.

        In addition, we rely on our business partners to preserve the value of our brands. Although we make every attempt to protect our brands through, among other things, approval rights over design, production quality, packaging, merchandising, distribution, advertising and promotion of our products, we cannot assure you that we can control the use by our business partners of each of our licensed brands. The misuse of our brands by a material business partner could have a material adverse effect on our business, financial condition and results of operations. For example, Calvin Klein in the past has been involved in legal proceedings with Warnaco with respect to certain quality and distribution issues. As a result of our acquisition of Calvin Klein, Warnaco is entitled to control design and advertising related to the sale of underwear, intimate apparel and sleepwear products bearing the Calvin Klein brands. We cannot assure you that Warnaco will maintain the same standards of design and advertising previously maintained by Calvin Klein, although we believe they are generally obligated to do so.

Our retail stores are heavily dependent on the ability and desire of consumers to travel and shop.

        Our retail stores are located principally in outlet malls, which are typically located in or near vacation destinations or away from large population centers where department stores and other traditional retailers are concentrated. As a result, fuel shortages, increased fuel prices, travel restrictions, travel concerns, bad weather and other circumstances, including as a result of war, terrorist attacks or the perceived threat of war or terrorist attacks, which would lead to decreased travel, could have a material adverse affect on us, as was the case after the September 11th terrorist attacks. Other factors which could affect the success of our stores include:

  •
  the location of the mall or the location of a particular store within the mall;

  •
  the other tenants occupying space at the mall;

  •
  increased competition in areas where the outlet malls are located;

  •
  a downturn in the economy generally or in a particular area where an outlet mall is located; and

  •
  the amount of advertising and promotional dollars spent on attracting consumers to the malls.

We may be unable to protect our trademarks and other intellectual property rights.

        Our trademarks and other intellectual property rights are important to our success and our competitive position. We are susceptible to others imitating our products and infringing our intellectual property rights. Since our acquisition of Calvin Klein, we are more susceptible to infringement of our intellectual property rights, as the Calvin Klein brands enjoy significant worldwide consumer recognition and the generally higher pricing of Calvin Klein branded products creates additional incentive for counterfeiters and infringers. Imitation or counterfeiting of our products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. We have and, prior to our acquisition, Calvin Klein has in the past been involved in conflicts regarding intellectual property. We cannot assure you that the actions we have taken to establish and protect our trademarks and other intellectual property rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other intellectual property rights of ours or in marks that are similar to ours or marks that we license and/or market or that we will be able to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark owners who have prior rights to our marks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. In other cases there may be holders who have prior rights to similar marks. For example, we were involved in a proceeding relating to a company's claim of prior rights to the IZOD mark in Mexico, and Calvin Klein was involved in a proceeding relating to a company's claim of prior rights to the Calvin Klein mark in Chile. We are currently involved in opposition and cancellation proceedings with respect to marks similar to some of our brands, both domestically and internationally.

The success of Calvin Klein depends on the value of our Calvin Klein brands, and if the value of those brands were to diminish, our business could be adversely affected.

        Our success depends on our brands and their value. The Calvin Klein name is integral to the existing Calvin Klein business, as well as to the implementation of our strategies for growing and expanding Calvin Klein. Although Mr. Klein will continue as a consultant for three years, he is no longer a member of management. Our Calvin Klein business could be adversely affected if there is a perception by consumers that, as a result of the sale of the business, Mr. Klein's role has changed in a manner that is disadvantageous to the Calvin Klein business. The Calvin Klein brands could be adversely affected if Mr. Klein's public image or reputation were to be tarnished. We may seek in the future stockholder approval to change the name of our company to "Calvin Klein Inc." or a similar name. Any such name change could increase our risks related to the public perception of the Calvin Klein name. In addition, we market some of our products under the names and brands of other recognized designers: Geoffrey Beene, Kenneth Cole and Donna Karan (DKNY). Our sales of those products could be materially and adversely affected if any of those designer's images or reputations were to be negatively impacted.

Our revenues and profits are cyclical and sensitive to general economic conditions, consumer confidence and spending patterns.

        The apparel and footwear industries in which we operate have historically been subject to substantial cyclical variations and are particularly affected by adverse trends in the general economy, with consumer spending tending to decline during recessionary periods. The success of our operations depends on consumer spending. Consumer spending is impacted by a number of factors, including actual and perceived economic conditions affecting disposable consumer income (such as unemployment, wages and salaries), business conditions, interest rates, availability of credit and tax rates in the general economy and in the international, regional and local markets where our products are sold. Any significant deterioration in general economic conditions (such as the current economic downturn) or increases in interest rates could reduce the level of consumer spending and inhibit consumers' use of credit. In addition, war, terrorist activity or the threat of war and terrorist activity may adversely affect consumer spending, and thereby have a material adverse effect on our financial condition and results of operations.

We face intense competition in the apparel and footwear industries.

        Competition is strong in the segments of the apparel and footwear industries in which we operate. We compete with numerous domestic and foreign designers, brands and manufacturers of apparel, accessories and footwear, some of which are significantly larger or more diversified or have greater resources than we do. In addition, through their use of private label programs, we compete directly with our wholesale customers. We compete within the apparel and footwear industries primarily on the basis of:

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  anticipating and responding to changing consumer tastes and demands in a timely manner and developing attractive, quality products;

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  maintaining favorable brand recognition;

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  appropriately pricing products and creating an acceptable value proposition for customers;

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  providing strong and effective marketing support;

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  ensuring product availability and optimizing supply chain efficiencies with third-party manufacturers and retailers; and

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  obtaining sufficient retail floor space and effective presentation of our products at retail.

        We attempt to minimize risks associated with competition, including risks related to changing style trends and product acceptance, by closely monitoring retail sales trends. The failure, however, to compete effectively or to keep pace with rapidly changing markets could have a material adverse effect on our business, financial condition and results of operations. In addition, if we misjudge the market for our products, we may be faced with significant excess inventories for some products and missed opportunities with others.

The loss of members of our executive management and other key employees could have a material adverse effect on our business.

        We depend on the services and management experience of Bruce J. Klatsky, Mark Weber and other of our executive officers who have substantial experience and expertise in our business. We also depend on key employees involved in our licensing, design and advertising operations. Competition for qualified personnel in the apparel and footwear industries is intense, and competitors may use aggressive tactics to recruit our key employees. The unexpected loss of services of one or more of these individuals could materially adversely affect us.

Significant influence by certain stockholders.

        In connection with our acquisition of Calvin Klein, affiliates of Apax Managers, Inc. and Apax Partners Europe Managers Limited purchased our Series B convertible preferred stock, which, as of November 2, 2003, was convertible by them into 38.3% of our outstanding common stock. If we elect not to pay a cash dividend for any quarter, then the Series B convertible preferred stock will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend has been paid. As a result, it is possible that if we do not pay a cash dividend in any quarter through the third quarter of our fiscal year ending January 31, 2010 (assuming no further issuances of common stock, including as a result of the exercise of stock options), a change in control will result under our existing various indentures and certain other agreements.

        While the holders of our Series B convertible preferred stock are prohibited from initiating a takeover, in certain circumstances, they may be able to participate in a bidding process initiated by a third party. As long as affiliates of the Apax affiliates own at least 50% of the shares of our Series B convertible preferred stock initially sold to the Apax affiliates, they will have the ability to prevent a change of control, or a sale of all or substantially all of our assets. Additionally, as long as 50% of our Series B convertible preferred stock remains outstanding, the holders of our Series B convertible preferred stock will have a right to purchase their pro rata share of most newly issued securities. The holders of our Series B convertible preferred stock have certain additional rights, including the right to approve the issuance of certain new series of our preferred stock, which could also have the effect of discouraging a third party from pursuing a non-negotiated takeover, and preventing changes in control, of our company.

        As a result of the rights related to their ownership of our Series B convertible preferred stock, the Apax affiliates have substantial influence over our company, including by virtue of their right to elect separately as a class three directors and to have one of their directors serve on the audit, compensation, nominating and executive committees of our board, subject to applicable law, rule and regulation.

INFORMATION ABOUT US

        We are one of the largest apparel and footwear companies in the world, with a heritage dating back over 120 years. We design and market nationally recognized branded dress shirts, sportswear and footwear. We believe we market one in three of the dress shirts sold in the United States and have a leading position in men's sportswear tops and men's casual footwear. Our portfolio of brands includes our own brands, Van Heusen, Bass, and IZOD, and our licensed brands, Geoffrey Beene, Arrow, DKNY, Kenneth Cole New York and Reaction by Kenneth Cole. We recently acquired Calvin Klein, a leading lifestyle design and marketing company, whose brands enjoy high global recognition.

        We design, source and market substantially all of our products on a brand-by-brand basis targeting distinct consumer demographics and lifestyles. We market our brands at multiple price points and across multiple channels of distribution. This allows us to provide products to a broad range of consumers, while minimizing competition among our brands and reducing our reliance on any one demographic group, merchandise preference or distribution channel. Currently, our products are distributed at wholesale through more than 10,000 doors in national and regional department, mid-tier department, mass market, specialty and independent stores in the United States. We also leverage our apparel design and sourcing expertise by offering private label programs to retailers. Our wholesale business represents our core business and we believe that it is the basis for our brand equity. As a profitable complement to our wholesale business, we also market our products directly to consumers through our Van Heusen, IZOD, Geoffrey Beene and Bass retail stores, primarily located in outlet malls throughout the United States.

        On February 12, 2003, we acquired Calvin Klein. Over the past 30 years, we believe Calvin Klein has become one of the best known designer names in the world. We believe that the Calvin Klein brands—Calvin Klein, cK and cK Calvin Klein—complement our existing portfolio of brands by providing us with the opportunity to market products at higher price points, in higher-end distribution channels and to different consumer groups than our existing product offerings. Although the Calvin Klein brand is well established and, we believe, enjoys strong brand awareness among consumers worldwide, there are numerous product areas in which no products, or only a limited number of products, are offered under any Calvin Klein label, including men's and women's better sportswear, footwear and certain accessories. We believe our expertise in brand management, product design, sourcing and other logistics provides us with the ability to successfully expand product offerings and distribution under the Calvin Klein brands while preserving the brands' prestige and global presence. As a result, we believe we have the opportunity to realize sales growth and enhanced profitability.

        Worldwide retail sales of products sold under the Calvin Klein brands exceeded $3 billion in calendar 2002. These products are sold primarily under licenses and other arrangements and include jeans, underwear, fragrances, eyewear, men's tailored clothing, ties, shoes, hosiery, socks, swimwear, watches, coats, leather goods, table top and soft home furnishings and accessories. Calvin Klein also designs, manufactures and markets high-end ready-to-wear collection apparel and accessories for men and women under the Calvin Klein brand. We believe these collections are an important factor in maintaining the Calvin Klein image. The collection apparel and accessories are sold to a limited number of high-end department stores and independent boutiques throughout the world and through three company-operated stores located in New York City, Dallas and Paris. We have recently entered into an agreement to license the existing collection apparel businesses to Vestimenta, one of the world's leading manufacturers and distributors of women's and men's high-end ready-to-wear apparel, commencing with the spring 2004 collection. Under the license agreement with Vestimenta, which will be in full effect on January 1, 2004, we are transferring the operations of the businesses to Vestimenta. Calvin Klein controls all design operations and product development for most of its licensees and all of its collection apparel, which it will continue to do under its agreement with Vestimenta. Calvin Klein oversees a worldwide marketing and advertising budget of over $200 million, the majority of which is funded by its licensees. We believe that maintaining control over design and advertising through Calvin Klein's dedicated in-house teams plays a key role in the continued strength of the Calvin Klein brands.

        We were incorporated in the State of Delaware in 1976 as the successor to a business begun in 1881, and, with respect to our footwear group, to G.H. Bass & Co., a business begun in 1876. Our principal executive offices are located at 200 Madison Avenue, New York, New York 10016; our telephone number is (212) 381-3500.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares offered by this prospectus. All proceeds from the sale of the shares covered by this prospectus will be for the account of the selling stockholders named below. See "Selling Stockholders" and "Plan of Distribution."

SELLING STOCKHOLDERS

        On February 12, 2003, we acquired Calvin Klein. The total net consideration paid was $438 million, subject to post-closing adjustments, and was comprised of $408 million in net cash and $30 million of our common stock issued to the stockholders of Calvin Klein. In addition, in connection with the acquisition of Calvin Klein and in consideration for Mr. Klein's sale to us of all of his rights under a design services letter agreement with Calvin Klein, Mr. Klein received a warrant to purchase shares of our common stock and will receive contingent purchase price payments based on the worldwide net sales of products bearing any of the Calvin Klein brands for a period of 15 years. We refer you to "—Our Relationship with Mr. Klein and Mr. Schwartz."

        In connection with the closing of our acquisition of Calvin Klein, we issued 2,535,926 shares of our common stock to the stockholders of Calvin Klein in a privately-negotiated transaction pursuant to the exemption from registration provided under Section 4(2) of the Securities Act. In connection with our issuance of that common stock, we granted the stockholders of Calvin Klein certain registration rights under a registration rights agreement we entered into with them on February 12, 2003. This prospectus covers the offer and sale of those shares of common stock held by each of the former stockholders of Calvin Klein. The registration rights agreement also restricts the rights of the former Calvin Klein stockholders to sell their shares of our common stock pursuant to the registration statement of which this prospectus is a part. In any three-month period, the stockholders of Calvin Klein may only sell in total, pursuant to the registration statement of which this prospectus is a part, that number of our shares of common stock equal to the greater of (a) 15% of the average reported trading volume of our shares of common stock on the New York Stock Exchange as reported in the Wall Street Journal for the three-month period immediately prior to such sale or (b) the maximum that stockholder would be eligible to sell in accordance with Rule 144 under the Securities Act.

        We partially funded our acquisition of Calvin Klein through the sale for $250 million of 10,000 newly issued shares of our Series B convertible preferred stock to affiliates of Apax Managers, Inc. and Apax Partners Europe Managers Limited. As of November 2, 2003, the 10,000 shares of our Series B convertible preferred stock were convertible into 18,910,436 shares of our common stock at a conversion price of $14 per share of common stock. The Series B convertible preferred stock has a dividend rate of 8% per annum payable in cash. If we elect not to pay a cash dividend for any quarter, then the Series B convertible preferred stock will be treated for purposes of the payment of future dividends and upon conversion, redemption or liquidation as if an in-kind dividend had been paid. This prospectus covers the offer and sale by the Apax affiliates of those shares of our common stock currently issuable upon conversion of the Series B convertible preferred stock, plus an additional 3,688,068 shares of our common stock issuable in the event we elect not to pay cash dividends on a quarterly basis through the fourth quarter of our fiscal year ending January 29, 2006. The shares are issuable at any time or from time to time upon the conversion of the Series B convertible preferred stock by the Apax affiliates. The Series B convertible preferred stock was originally issued to the Apax affiliates in a privately-negotiated transaction pursuant to the exemption from registration provided under Section 4(2) of the Securities Act. In connection with our issuance of the Series B convertible preferred stock, we granted the Apax affiliates certain registration rights under a registration rights agreement we entered into with them on February 12, 2003.

        The following table sets forth, as of the date of this prospectus: (1) the name of each selling stockholder, (2) the number of shares of our common stock owned by each selling stockholder prior to the offering, (3) the number of shares offered for the account of each selling stockholder pursuant to this prospectus and (4) the number of shares that each selling stockholder would own after this offering if he, she or it sold all its shares registered by this prospectus.

        We cannot be certain of the number of shares that the selling stockholders will hold in the aggregate at the end of the offering covered by this prospectus because the selling stockholders may sell all, part or none of their shares pursuant to this prospectus and this offering is not being underwritten on a firm commitment basis. Each selling stockholder will receive all of the net proceeds from the sale of his, her or its shares offered by this prospectus.

Name of Selling Stockholder	Number of Shares of Common Stock Owned before Offering(1)	Number of Shares of Common Stock being Registered by this Prospectus	Number of Shares of Common Stock to be Owned after this Offering
Apax Excelsior VI, L.P.	4,376,518	4,376,518	-0-
Apax Excelsior VI-A C.V.	357,537	357,537	-0-
Apax Excelsior VI-B C.V.	238,700	238,700	-0-
Patricof Private Investment Club III, L.P.	149,571	149,571	-0-
Apax Europe V-A, L.P.	10,923,262	10,923,262	-0-
Apax Europe V-B, L.P.	1,964,746	1,964,746	-0-
Apax Europe V C GmbH & Co. KG	1,116,985	1,116,985	-0-
Apax Europe V-D, L.P.	1,472,121	1,472,121	-0-
Apax Europe V-E, L.P.	1,466,170	1,466,170	-0-
Apax Europe V-F, C.V.	257,917	257,917	-0-
Apax Europe V-G, C.V.	257,917	257,917	-0-
Apax Europe V-1, L.P.	8,332	8,332	-0-
Apax Europe V-2, L.P.	8,728	8,728	-0-
Calvin Klein 2001 Revocable Trust(2)	1,094,379	1,094,379	0
Barry K. Schwartz	1,076,627	1,076,627	0
Trust f/b/o Issue of Calvin Klein	173,584	173,584	0
Trust f/b/o Issue of Barry K. Schwartz	173,584	173,584	0
Stephanie Schwartz Ferdman	8,876	8,876	0
Jonathan Schwartz	8,876	8,876	0

(1)
Includes additional shares of our common stock issuable to the Apax affiliates in the event we elect not to pay cash dividends on a quarterly basis through the fourth quarter of our fiscal year ending January 29, 2006.

(2)
In connection with the acquisition of Calvin Klein, Mr. Klein directed us to deliver his shares to the Calvin Klein 2001 Revocable Trust of which Mr. Klein is the beneficiary.

Our Relationship with the Apax Affiliates

        The Apax affiliates, each of which is a selling stockholder hereunder, purchased our Series B convertible preferred stock for $250 million in February 2003, the proceeds of which we used to pay a portion of the purchase price for Calvin Klein. Pursuant to the Certificate of Designations, Preferences and Rights for the Series B convertible preferred stock and an investors' rights agreement entered into with the Apax affiliates, the holders of such stock have the right to elect separately as a class up to three directors to our board of directors and one of those directors to our audit committee, compensation committee, executive committee and nominating committee. David A. Landau, Henry Nasella and Christian Näther were elected by the Apax affiliates as their designees on our board of directors. Mr. Landau was designated to serve on the compensation, executive and nominating committees and Mr. Nasella was designated to serve on the audit committee. The Apax affiliates are private equity funds, the discretionary investment manager of some of which is Apax Partners Europe Managers Limited and the general partner of the general partner of which is either Apax Europe V GP Co. or Apax Managers, Inc. Apax Partners Europe Managers Limited, Apax Europe V GP Co. and Apax Managers, Inc. are affiliates of Apax Partners, Inc. and David A. Landau is a partner, Henry Nasella is a venture partner and Christian Näther is a partner of Apax Partners, Inc. We refer you to "Risk Factors—Significant influence by certain stockholders."

        Also in connection with our acquisition of Calvin Klein, the Apax affiliates entered into a $125 million two-year loan agreement with us. We borrowed $100 million in connection with the closing of the acquisition of Calvin Klein and borrowed the remaining $25 million on March 14, 2003. The secured loan provided for interest to accrue from inception until February 12, 2004 at a rate of 10% per annum and, thereafter, interest would have been at the rate of 15% per annum. We used a portion of the net proceeds of a recently-completed offering of senior unsecured notes pursuant to Rule 144A and Regulation S under the Securities Act to repay the outstanding balance of $125 million, plus accrued interest.

Our Relationship with Mr. Klein and Mr. Schwartz

        Mr. Klein and Mr. Schwartz, former stockholders of Calvin Klein, are and/or may control certain selling stockholders or may be deemed to own the shares held by certain selling stockholders. Upon our acquisition of Calvin Klein, Mr. Klein's and Mr. Schwartz's employment arrangements with Calvin Klein were terminated. Prior to that time, Mr. Klein was Vice-Chairman of Calvin Klein and Mr. Schwartz was Chairman of the Board, Chief Executive Officer and Treasurer of Calvin Klein. Messrs. Klein and Schwartz also resigned from the board of directors of Calvin Klein.

        In connection with our acquisition of Calvin Klein, we entered into a three-year consulting agreement with Mr. Klein for $1 million per year. Mr. Klein is available to consult on advertising, marketing, design, promotion and publicity aspects of Calvin Klein. Mr. Klein is prohibited from competing against us under the terms of the Calvin Klein purchase agreement, although he has the right to use his name, likeness and other rights of publicity with respect to certain personal businesses and activities.

        Prior to our acquisition of Calvin Klein, Calvin Klein was obligated to pay Mr. Klein and his heirs in perpetuity a percentage of sales of certain products bearing any of the Calvin Klein brands under a design services letter agreement. In connection with our acquisition of Calvin Klein, we bought all of Mr. Klein's rights under that agreement in consideration of a warrant to purchase 320,000 shares our common stock for $28.00 per share and for granting him the right to receive from us contingent purchase price payments for a period of 15 years based on a percentage of total worldwide net sales of products bearing any of the Calvin Klein brands. In addition, Mr. Klein was released from all of his obligations under that agreement, including his obligation to render design services to Calvin Klein, and the design services letter agreement was terminated. Our obligation to make contingent purchase price payments to Mr. Klein in connection with our acquisition of Calvin Klein is guaranteed by our Calvin Klein subsidiaries and is secured by a subordinated pledge of all of the equity interests in our Calvin Klein subsidiaries and a subordinated lien on substantially all of our domestic Calvin Klein subsidiaries' assets. Events of default under the agreements governing the collateral for our contingent payment obligations to Mr. Klein, include, but are not limited to (1) our failure to make payments to Mr. Klein when due, (2) covenant defaults, (3) cross-defaults to other indebtedness in excess of an agreed amount, (4) events of bankruptcy, (5) monetary judgment defaults and (6) a change of control, including the sale of any portion of the equity interests in Calvin Klein. An event of default under those agreements would permit Mr. Klein to foreclose on his security interest in the collateral. In addition, if we fail to pay Mr. Klein a contingent purchase price payment when due and such failure to pay continues for 60 days or more after a final judgment by a court is rendered relating to our failure to pay, Mr. Klein will no longer be restricted from competing with us as he otherwise would be under the non-competition provisions contained in the purchase agreement relating to our acquisition of Calvin Klein, although he would still not be able to use any of the Calvin Klein brands or any similar trademark in any competing business.

        Also, in connection with our acquisition of Calvin Klein, Mr. Schwartz agreed not to compete with us for five years.

PLAN OF DISTRIBUTION

        The selling stockholders may from time to time offer and sell their shares offered by this prospectus. However, registration does not necessarily mean that they will offer and sell any or all of their shares.

Offer and Sale of Shares

        The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest who receive shares offered by this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer, may offer and sell their shares in the following manner:

  •
  through the New York Stock Exchange or otherwise at prices and at terms then prevailing or at prices related to the then current market price;

  •
  at fixed prices, which may be changed; or

  •
  in privately-negotiated transactions.

        The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest who receive shares offered by this prospectus from a selling stockholder, may sell their shares in one or more of the following types of transactions:

  •
  a block trade in which a broker-dealer engaged to sell shares may sell all of such shares in one or more blocks as agent;

  •
  a broker-dealer may purchase as principal and resell shares for its own account pursuant to this prospectus;

  •
  an exchange distribution in accordance with the rules of the exchange;

  •
  a securities or quotation system sale in accordance with the rules of the quotation system;

  •
  upon the exercise of options written relating to the shares;

  •
  ordinary brokerage transactions or transactions in which the broker solicits purchasers;

  •
  a privately-negotiated transaction; and

  •
  any combination of the foregoing, or any other available means allowable under law.

        From time to time, a selling stockholder may transfer, pledge, donate or assign its shares of our common stock to lenders or others and each of those persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of shares beneficially owned by a selling stockholder may decrease as, when and if it takes such actions. The plan of distribution for the selling stockholder's shares sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be a selling stockholder hereunder.

        A selling stockholder may enter into hedging, derivative or short sale transactions with broker-dealers in connection with sales or distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder. A selling stockholder also may sell shares short and redeliver the shares to close out short positions and engage in derivative or hedging transactions. A selling stockholder may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. A selling stockholder also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares or upon a default the broker-dealer may sell the pledged shares under this prospectus.

Selling Through Broker-Dealers

        The selling stockholders may select broker-dealers to sell their shares. Broker-dealers that the selling stockholders engage may arrange for other broker-dealers to participate in selling such shares. The selling stockholders may give such broker-dealers commissions or discounts or concessions in amounts to be negotiated immediately before any sale. In connection with such sales, these broker-dealers, any other participating broker-dealers, and the selling stockholders and certain pledgees, donees, transferees and other successors in interest, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with the sale of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they will not enter into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities without written notice to us. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares covered by this prospectus by the selling stockholders.

Supplemental Prospectus Regarding Material Arrangements

        If and when a selling stockholder notifies us that he, she or it has entered into a material arrangement with a broker-dealer for the sale of any portion of his, hers or its shares offered by this prospectus through a block trade, special offering, exchange or secondary distribution or a purchase by a broker-dealer, we will file a supplemental prospectus, if required, pursuant to Rule 424(c) under the Securities Act. In addition, upon being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

Expenses of Selling Stockholders

        We will bear all costs, expenses and fees in connection with the registration of the shares. We have agreed to indemnify and hold the selling stockholders harmless against certain liabilities under the Securities Act that could arise in connection with the sale by the selling stockholders of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Compliance with State Securities Laws

        We have not registered or qualified the shares of common stock offered by this prospectus under the laws of any country, other than the United States. In certain states in the United States, the selling stockholders may not offer or sell their shares unless (1) we have registered or qualified such shares for sale in such states; or (2) we have complied with an available exemption from registration or qualification. Also, in certain states, to comply with such states' securities laws, the selling stockholders must offer and sell their shares only through registered or licensed broker-dealers.

Limitations Imposed by the Securities Exchange Act of 1934 Rules and Regulations

        Certain provisions of the Exchange Act, and related rules and regulations, will apply to the selling stockholders and any other person engaged in a distribution of the shares covered by this prospectus. Those provisions may (1) limit the timing of purchases and sales of any of the shares by the selling stockholders or such other person; (2) affect the marketability of the shares; and (3) affect the broker-dealers' market-making activities with respect to the shares.

Suspension of this Offering

        We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to the selling stockholders.

TRANSFER AGENT AND REGISTRAR

        The Bank of New York, located at 101 Barclay Street, New York, New York 10286, is the transfer agent and registrar for our common stock.

LEGAL MATTERS

        Certain legal matters with respect to the validity of the issuance of the shares of common stock offered by this prospectus have been passed upon on our behalf by Katten Muchin Zavis Rosenman, New York, New York, our legal counsel.

        One of our directors, Edward H. Cohen, is of counsel at the law firm of Katten Muchin Zavis Rosenman and, as of the date of this prospectus, owns 6,000 shares of our common stock and holds outstanding options to purchase 50,256 shares, of which 27,922 are presently exercisable; no additional options will become exercisable within the next 60 days. Mr. Cohen does not share in any fees we pay that firm and his compensation is not based on our fees.

EXPERTS

        The consolidated financial statements and the related financial statements schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended February 2, 2003 have been audited by Ernst & Young, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The combined financial statements of Calvin Klein, Inc. as of December 28, 2002 and December 29, 2001 and for each of the three fiscal years in the period ended December 28, 2002 incorporated in this prospectus by reference, which appear in our Current Report on Form 8-K/A dated February 12, 2003 have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in such firm's reports, and have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP given on the authority of said firm as experts in auditing and accounting.

FORWARD-LOOKING INFORMATION

        Some of the matters discussed in this prospectus include forward-looking statements based on current expectations, estimates, forecasts and projections, beliefs and assumptions made by our management. You can identify these forward-looking statements by the use of words like "strategy," "expects," "plans," "believes," "will," "estimates," "intends," "projects," "goals," "targets," "anticipating," "hope" and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

        Even though we believe our expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. In evaluating these statements, you should specifically consider various risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Certain of such risks and uncertainties include those listed under the caption "Risk Factors" and those indicated from time to time in our filings with the Securities and Exchange Commission, many of which are beyond our ability to control or predict. You are cautioned not to unduly rely on these forward-looking statements when evaluating the information included or incorporated by reference into this prospectus.

        These forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to review or revise any particular forward-looking statements included or incorporated by reference in this prospectus to reflect events, conditions or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and we have a corporate website address at http://www.pvh.com. You may read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of its public reference room. You also can request copies of the documents, upon payment of a duplicating fee, by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of the documents from the SEC's website at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the SEC automatically will update and supersede that information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the securities covered by this prospectus, as amended:

  1.
  Our Annual Report on Form 10-K for the fiscal year ended February 2, 2003;

  2.
  Our Current Report on Form 8-K filed on February 26, 2003;

  3.
  Our Current Report on Form 8-K/A filed on April 22, 2003;

  4.
  Our Current Report on Form 8-K filed on May 1, 2003;

  5.
  Our Current Report on Form 8-K filed on May 5, 2003;

  6.
  Our Quarterly Report on Form 10-Q for the thirteen weeks ended May 4, 2003;

  7.
  Our Quarterly Report on Form 10-Q for the thirteen weeks ended August 3, 2003;

  8.
  Our Current Report on Form 8-K filed on September 29, 2003; and

  9.
  The information with respect to our common stock under the caption "Description of Capital Stock" contained in our Registration Statement on Form S-3 (Registration No. 33-46770) filed on March 27, 1992.

        You may request a copy of these filings, including exhibits to the filings that we have specifically incorporated by reference in those filings, at no cost, by writing or calling our offices at:

PHILLIPS-VAN HEUSEN CORPORATION
200 Madison Avenue
New York, NY 10016
(212) 381-3500

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ABOUT THIS PROSPECTUS
SUMMARY
Phillips-Van Heusen Corporation
Our Competitive Strengths
Our Growth Strategy
Recent Developments
The Offering
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
USE OF PROCEEDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
FORWARD-LOOKING INFORMATION
INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES
PHILLIPS-VAN HEUSEN CORPORATION CONSOLIDATED INCOME STATEMENTS (In thousands, except per share data)
PHILLIPS-VAN HEUSEN CORPORATION CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share data)
PHILLIPS-VAN HEUSEN CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollar amounts in thousands)
PHILLIPS-VAN HEUSEN CORPORATION CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (In thousands, except share and per share data)
PHILLIPS-VAN HEUSEN CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollar and share amounts in thousands, except per share data)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SCHEDULE II
PHILLIPS-VAN HEUSEN CORPORATION VALUATION AND QUALIFYING ACCOUNTS (In thousands)

RISK FACTORS
INFORMATION ABOUT US
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
TRANSFER AGENT AND REGISTRAR
LEGAL MATTERS
EXPERTS
FORWARD-LOOKING INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE